Confidentially submitted to the Securities and Exchange Commission on December 23, 2021.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

NYIAX, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	7370	46-0547534
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification Number)

180 Maiden Lane, 11th Floor

New York, NY 10005

Telephone: 917-444-9259

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Robert E. Ainbinder, Jr.

Chief Executive Officer

NYIAX, Inc.

180 Maiden Lane, 11th Floor

New York, NY 10005

Telephone: 917-444-9259

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Mitchell L. Lampert, Esq. Robinson & Cole LLP 1055 Washington Boulevard Stamford, CT 06901 Telephone: (203) 462-7559 Fax: (203) 462-7599	Richard I. Anslow, Esq. Ellenoff, Grossman & Schole LLP 1345 Avenue of the Americas New York, NY 10105 Telephone: (212) 370-1300 Fax: (212) 370-7889

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Share (2)	Proposed Maximum Aggregate Offering Price (2)(3)		Amount of Registration Fee

Common Stock, par value $0.001 per share	-	$-	$30,000,000	$	[ ]

(1)	Pursuant to Rule 416 under the Securities Act of 1933, as amended (the “Securities Act”). The securities being registered hereunder include such indeterminate number of additional shares of common stock as may be issued after the date hereof as a result of stock splits, stock dividends or similar transactions.

(2)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) of the Securities Act of 1933, as amended.

(3)	Includes the aggregate offering price of additional shares of common stock that the underwriters have the option to purchase, solely to cover over-allotments, if any.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting offers to buy these securities, in any state where the offer or sale of these securities is not permitted.

SUBJECT TO COMPLETION, DATED [●], 2021

PRELIMINARY PROSPECTUS

NYIAX, Inc.

$30,000,000

Common Stock

We are offering $30,000,000 of shares of our common stock. The public offering price for each share of common stock is $[   ].

We are an “emerging growth company” as defined by the Jumpstart Our Business Startups Act of 2012, and as such, we have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings.

Investing in our securities involves a high degree of risk. Before deciding whether to invest in our securities, please read “Risk Factors” beginning on page 7 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

		Per Share		Total
Public offering price	$		$
Underwriting discounts and commissions (1)	$		$
Proceeds to us, before expenses	$		$

(1)	See “Underwriting” for additional information regarding underwriting compensation.

We have granted the underwriters an option to purchase up to an additional $[●] of shares of common stock from us at the public offering price less the underwriting discounts and commissions, and on the same terms and conditions as set forth above, for 30 days after the date of this prospectus. If the underwriters exercise the option in full, the total public offering price will be $34,500,000, the total underwriting discounts and commissions will be $[●], and the total proceeds, before expenses, to us will be $[●].

The underwriters expect to deliver the shares against payment through the facilities of the Depository Trust Company on or about [   ], 2021, subject to the satisfaction of customary closing conditions.

Sole Book-Running Manager

Boustead Securities, LLC

The date of this prospectus is [●], 2021.

i

ABOUT THIS PROSPECTUS

We have not, and the underwriters have not, authorized anyone to provide you with any information or to make any representation other than that contained in this prospectus, any amendment or supplement to this prospectus or in any free writing prospectus prepared we may authorize to be delivered or made available to you. We do not, and the underwriters do not, take any responsibility for, and can provide no assurance as to the reliability of, any information that others may provide to you. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date. You should also read and consider the information in the documents to which we have referred you under the caption “Where You Can Find More Information” in this prospectus.

For investors outside the United States: Neither we nor the underwriters have done anything that would permit a public offering of the securities or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the securities and the distribution of this prospectus outside of the United States.

TRADEMARKS, TRADE NAMES AND SERVICE MARKS

We use various trademarks, trade names and service marks in our business, including “NYIAX”, “” and “”. For convenience, we may not include the SM, ® or ™ symbols, but such omission is not meant to indicate that we would not protect our intellectual property rights to the fullest extent allowed by law. Any other trademarks, trade names or service marks referred to in this prospectus are the property of their respective owners.

INDUSTRY AND MARKET DATA

This prospectus includes industry data and forecasts that we obtained from industry publications and surveys, public filings and internal company sources. Industry publications, surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of the included information. Statements as to our ranking, market position and market estimates are based on third-party forecasts, management’s estimates and assumptions about our markets and our internal research. We have not independently verified such third-party information, nor have we ascertained the underlying economic assumptions relied upon in those sources, and we cannot assure you of the accuracy or completeness of such information contained in this prospectus. Such data involve risks and uncertainties and is subject to change based on various factors, including those discussed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

ii

PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before making an investment decision and investing in our securities, you should carefully read this entire prospectus, including the sections in this prospectus entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our financial statements and the related notes included elsewhere in this prospectus.

Except as otherwise indicated herein or as the context otherwise requires, references in this prospectus to “NYIAX,” the “Company,” “we,” “us” and “our” refer to NYIAX, Inc..

Overview of Our Business

Our Company

NYIAX is a financial and advertising technology company founded in 2012 by Carolina Abenante and Mark Grinbaum, who formulated the genesis of NYIAX’s business model to bring financial platform technology and financial rigor to the advertising industry. NYIAX’s platform is built on the Nasdaq financial framework (“NFF”)1. NYIAX utilizes smart contracts and blockchain technology as core ledger, which enables contract formation, compliance and reconciliation. NYIAX’s utilization of financial technology brings automation of many manual and outdated processes to the advertising industry.  NYIAX aspires to change the methodology of how markets are developed across complex asset classes and industries. Our current advertising market mission is to connect buyers and sellers of media through trusted, secure, and efficient transactions. This technology platform is protected through a joint patent held by both NYIAX and Nasdaq Technology AB (“Nasdaq”), a wholly owned subsidiary of Nasdaq, Inc.. This patented technology creates future opportunities beyond our initial market in media and advertising.

The Nasdaq Relationship

NYIAX’s platform was developed based on a joint patent created with Nasdaq, where NYIAX adapted and extended Nasdaq’s order book, matcher and discovery functionality in order to efficiently scale a new asset class within Nasdaq’s exchange technology.2 NYIAX incorporated Hyperledger Fabric Blockchain as its core ledger for tracking order terms, contract management and contract reconciliation. Nasdaq’s exchange technology provides financial rigor to advertising through the standardization of instruments and creation of a taxonomy. NYIAX pioneered the early deployment of Nasdaq’s technology in the cloud and was one of the earliest financial blockchain exchanges. NYIAX, Inc. and Nasdaq Technology AB were granted a joint patent, titled “Systems and Methods for Electronic Continuous Trading of Variant Inventories” (Patent No. 10,607,291), which describes technology related to electronic continuous trading systems and matching data records representing inventories with variant characteristics, such as variant length, variant data types, etc.

NYIAX and Nasdaq have entered into several long-term agreements to build and maintain the NYIAX platform. On December 21, 2015, NYIAX entered into a Design Study Agreement with Nasdaq in order to determine and to create the adaptations necessary for a financial trading system to trade advertising as an asset class. On May 17, 2016, NYIAX entered into an IT Services Agreement with Nasdaq for building and completion of the specification of the design study, which included exclusivity to work only with NYIAX until October 2021 in the scope of advertising and marketing-based exchanges and platforms. On December 30, 2020, NYIAX and Nasdaq amended the IT Services Agreement to extend the term of the agreement for an additional 10 years to April 5, 2032.

[1]	NFF, The framework consists of a single operational core that ties together the deep portfolio of Nasdaq’s proven business functionality across the trade lifecycle, in an open framework whereby exchanges, clearinghouses and central securities depositories can easily integrate Nasdaq’s business applications with each other, as well as other third-party solutions.

[2]	Anna Irrera and John McCrank, Nasdaq provides Blockchain tech to new advertising exchange, March 14, 2017.

Advertising Industry

Due to the growth of the advertising industry, an extraordinarily complex technology (“ad-tech”) ecosystem was developed and designed to monetize every available and perishable ad3 impression and unit of audience data. However, the ad-tech ecosystem has yet to address direct advertising, guaranteed advertising and agency or advertiser discounted advertising, which for the most part is sold by Media Sellers directly to Media Buyers through non-automated methods, whereby physical contracts are negotiated, signed, and sent by fax, email, and mail between parties. This is a cumbersome and non-automated process, which is ripe with tracking and reconciliation issues, as well as a loss of data on the contract terms and transactions.

The advertising industry has grown significantly in the past twenty years.4 According to eMarketer (a frequently quoted research company which claims to source information from 3,000 sources), the total global advertising spend for 2022 is estimated to be over $783 billion, which is an approximately 6.1% increase over the 2021 spending.5 In April 2021, eMarketer forecasted that U.S. digital ad spending will increase by 25.5% in 2021, representing the fastest growth rate since 2018. As the ad market and wider economy continue to recover from the pandemic, it is estimated that total media ad spending will rebound by 18.0% in 2021 after a flat 2020.6 The United States is anticipated to remain the world’s largest advertising market, with U.S. digital ad revenue spending estimated in 2021 to be at $191.09 billion, compared to $152.25 billion in 2020.7

What We Do

NYIAX is a marketplace where advertising inventory, campaigns and audiences can easily be listed and sold through utilization of highly efficient financial trading technology. The NYIAX platform provides Media Buyers and Media Sellers a marketplace where advertising or audience campaigns are listed, bought, sold, and re-traded as if they were a financial instrument through a forward or a future contract methodology; thereafter, the trade or contract8 flows directly into the Hyperledger Fabric Blockchain9 for contract creation, management, reconciliation, and automation purposes.

A media buyer (“Media Buyer”) is typically an advertiser, advertising agency or intermediary that buys on behalf of an advertiser. A media seller (“Media Seller”) is typically a publisher of content, such as websites, magazines, billboards, connected television, network TV, mobile or desktop applications, other content or any proxy for a content.

Durable inventory in the advertising industry consists of targeting, terms, and descriptions of the contracts between counterparties on the exchange, such as Media Type, Display, Geo/Geography, Payment Date (e.g., Q1 2021). This allows NYIAX to take any complex contract or asset and trade it on exchange. The NYIAX platform allows NYIAX to trade with efficiency, easily scale trading and reconcile with the full power of the Nasdaq financial framework; thereby, enabling the NYIAX platform to provide Media Buyers, Media Sellers, and intermediaries within the advertising ecosystem with the ability to manage the full contract compliance life cycle for the advertising contract.

[3]	Ad means advertising. Ad and advertising will be used interchangeably in this filing.

[4]	ADI summit survey 2017 as cited in Adobe Digital Insights, Advertising Report, March 21, 2017.
[5]	searchengineland.com/coronavirus-emarketer-lowers-global-ad-spend-projections-for-2020-331077
[6]	US Digital Ad Spending 2021, Investments in Video and Performance-Oriented Ads Drive Pandemic Gains, Nicole Perrin, eMarketer, April 14, 2021
[7]	www.emarketer.com/content/us-digital-ad-spending-2021
[8]	Trade is a match between two orders: order from the Media Buyer and corresponding order from the Media Seller. Trade and contract within this filing will be used interchangeably.
[9]	Hyperledger Fabric, an open source project from the Linux Foundation, is the modular blockchain framework and de facto standard for enterprise blockchain platforms. Intended as a foundation for developing enterprise-grade applications and industry solutions, the open, modular architecture uses plug-and-play components to accommodate a wide range of use cases.

Our Role in the Industry

We believe that NYIAX provides a solution to the advertising marketplace challenges through the creation of a trusted, transparent, efficient, and auditable marketplace and platform where Media Buyers and Media Sellers can discover, negotiate, trade, reconcile and bill all in one platform, while ensuring compliance with advertising contracts. We are of the belief that NYIAX is the first to bring this level of automation, efficiencies, financial rigor, and auditability to the advertising industry

Our platform is a key component connecting Media sellers, Media buyers and intermediaries within the advertising supply chain.

Our Strengths

We believe the strengths stated below provide NYIAX with an advantage in the industry it operates in.

End to End Platform.  Our platform enables clients to save time and money on: (i) outdated and manual processes; (ii) discovery and negotiation of deals; and (iii) reconciliation and billing, thereby providing financially rigorous transparency and automation to the contracting process across the media ecosystems.

Technology Innovation.  Our use of Nasdaq technology, our patented adaptation to financial trading systems, and our use of other innovative technologies, such as distributed ledgers and smart contracts enables us to interoperate with both the financial markets and the new technologies as they evolve, thereby providing both NYIAX and its customers increased efficiency in automation as digital transformation accelerates.

Two-Sided Market. NYIAX’s unique approach of having a two-sided marketplace enables publishers and agencies to describe, negotiate, and trade the inventory while enabling and maintaining contract, descriptors and attributes standards. Our approach directly improves upon the current advertising industry’s Private Marketplaces10 and Automated Guaranteed (AG) platforms.11 The current advertising industry models are auctions based on first or second12 price for the inventory, while NYIAX enables dynamic pricing13 which allows buyers and sellers to “simultaneous utilize their pricing benchmarks, contract constraints and business rules,” thereby providing a market for both buyers and sellers to transact media efficiently at scale.

[10]	Ross Benes, Ad Spending on Private Marketplaces Will Pass Open Exchanges Next Year, eMarketer, May 8 2019 A Private Marketplace is defined as an auction run by a single publisher or a small group of publishers and open only to select buyers.

[11]	Cyrus Jabbari, The Ultimate Programmatic Advertising Glossary, January 27, 2020 An automated transaction in the Private Marketplace, where an advertiser buys placements at a fixed price over a fixed period of time. Most similar variant to traditional non-programmatic media buying.
[12]	Dr. R Ravi, Display Advertising Switched to First-price Auctions After Adoption of Header Bidding, New Study Finds, Tepper School of Management, April 22, 2020.

[13]	Camille Brégé, Debunking the Myths of B2B Dynamic Pricing, BCG, November 20, 2020.

Agnostic and Complimentary Nature. Our Platform is agnostic and complimentary to the current technology partners our clients prefer for delivery, tracking and media types, thereby enabling us to offer service and value to our customers across the ecosystem. For example, we originally developed our platform to work with Ad Contract (meaning digital advertising contracts, including web, application-based, print based and video inventory on display, mobile, television or other ad delivery medium) delivery occurring through the primary publisher and agency ad serving technology, whereas today we also support delivery of media via both direct and indirect delivery platforms via our relationships with Supply or Sell Side Platforms (SSPs, which refer to technology platforms enabling web publishers and digital out-of-home media owners to manage their advertising inventory, fill it with ads, and receive revenue).

NYIAX plans to follow the new industry standards around third-party cookie depreciation by the end of 2023 and how data will be utilized in a compliant manner. We intend to support emerging solutions for campaigns and transactions on the NYIAX platform.

Scale and Growth

We intend to focus on the below areas to enable the growth and scale of the NYIAX platform for its clients and partners.

●	Publisher Supply listing and availability via direct and indirect channels, balanced with agency and advertiser demand needs.

●	Continued expansion and maintenance of the Omni channel demand and supply as distribution evolves to new media types.

●	As demand from the buy side of the market dictates, we will continue to expand internationally. While we are initially focused on the United States, interest from global markets should enable both growth and scale over time.

●	Automation with technology is core to the growth and scale of the business. Reducing costs for us and our clients, also increases productivity and efficiency.

COVID-19

Since January 2020, an outbreak of the 2019 novel coronavirus (COVID-19) has evolved into a worldwide pandemic. The outbreak sparked responses across countries, states and cities worldwide to enforce various measures of social distancing, shelter-in-place orders, and temporary closure of non-essential businesses to reduce further transmission of the virus. As a result of these measures, the U.S. and global markets have seen significant disruption, the extent and duration of which remains highly uncertain. Due to the pandemic, we have temporarily closed our offices globally, including our corporate headquarters, and are operating with substantially all staff working remotely. Management reviews operations on a continuous basis and there have been minimal interruptions in our customer facing operations to date.

We have continued to experience revenue growth year-over-year and the primary impact of the pandemic on our business has been reduced revenue growth, a decline in our total number of large advertising customers and our publishers and a reduction in our net revenue retention in 2020 compared to 2019. The underlying demand for our products has remained stable. The severity, magnitude and duration of the current COVID-19 pandemic is uncertain, rapidly changing, and hard to predict and depends on events beyond our knowledge or control. These and other impacts of the COVID-19 pandemic could have the effect of heightening many of the other risks described in the “Risk Factors” section, such as those relating to our reputation, product sales, results of operations or financial condition. We might not be able to predict or respond to all impacts on a timely basis to prevent near- or long-term adverse impacts to our results. As a result, we cannot at this time predict the impact of the COVID-19 pandemic, but it could have a material adverse effect on our business, results of operations, financial condition, and cash flows.

THE OFFERING

Common stock to be offered by us	$30,000,000 of shares of our common stock, or [●] shares of common stock ([●] shares if the underwriters exercise their over-allotment option in full)

Public offering price	$[●]

Common stock to be outstanding after this offering	[●] shares (or shares if the underwriters exercise their over-allotment option in full)

Underwriters’ over-allotment option	We have granted the underwriters the option to purchase up to an additional $4,500,000 of shares of our common stock, solely to cover over-allotments, if any. The underwriters can exercise this option at any time within 30 days after the date of this prospectus.

Use of proceeds

We estimate that the net proceeds from this offering will be approximately $[●] million (or approximately $[●] if the underwriters exercise their over-allotment option in full), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering primarily for general corporate purposes, including working capital, funding the expansion of our business (including expanding our sales and marketing programs), and making investments in our technology and development teams to support the development of new applications and features for, and enhancements of, our platform. See “Use of Proceeds” on page 19 of this prospectus.

Risk factors	An investment in our securities involves a high degree of risk. See “Risk Factors” beginning on page 7 of this prospectus and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Except as otherwise indicated herein, the number of shares of common stock outstanding before this offering and that will be outstanding after this offering is based on 10,065,695 shares of common stock outstanding as of September 30, 2021 and excludes: (i) a total of 2,142,954 shares of our common stock issuable upon exercise of warrants; (ii) a total of 2,797,126 shares of our common stock issuable upon exercise of options granted under our equity compensation plans, which will be registered under registration statements on Form S-8 that we plan to file immediately after the consummation of this offering; and (iii) a number of shares of common stock issuable upon the conversion of the 2021 Convertible Note Payable, including an aggregate principal amount of $6,876,335 and accrued interest, at a conversion price at a 15% discount to the offering price of this offering (See “Past Offerings - 2021 Convertible Note Payable Offering”).

Unless otherwise stated or the context requires otherwise, all information in this prospectus assumes that the option to purchase up to [●] additional shares of common stock that we have granted to the underwriters is not exercised.

SUMMARY FINANCIAL DATA

The following tables set forth our summary historical financial data as of, and for the periods ended on, the dates indicated. The summary statements of operations data for the years ended December 31, 2020 and 2019 and the summary balance sheet data as of December 31, 2020 and 2019 are derived from our audited financial statements and notes that are included elsewhere in this prospectus. The summary statements of operations data for the nine months ended September 30, 2021 and 2020 and the summary balance sheets data as of September 30, 2021 and 2020 are derived from our unaudited interim financial statements and notes that are included elsewhere in this prospectus. We have prepared the unaudited financial statements in accordance with generally accepted accounting principles (GAAP) and on the same basis as the audited financial statements, and have included all adjustments, consisting of only normal recurring adjustments that, in our opinion, we consider necessary for a fair statement of the financial information set forth in those statements. Our historical results are not necessarily indicative of our results in any future period and results from our interim period may not necessarily be indicative of the results of the entire year.

The following summary financial data should be read together with the information under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes appearing elsewhere in this prospectus. The summary financial data in this section are not intended to replace our financial statements and the related notes and are qualified in their entirety by the financial statements and related notes included elsewhere in this prospectus.

	For the Nine Months Ended	For the Nine Months Ended	For the Fiscal Year Ended	For the Fiscal Year Ended
	September 30,	September 30,	December 31,	December 31,
	2021	2020	2020	2019
	$			$
	(Unaudited)	(Unaudited)
Statement of operations data:
Revenues	111,852	31,665	52,945	4,258
Operating expenses	7,257,064	4,319,303	5,866,069	6,728,511
Loss from operations	(7,145,212)	(4,287,638)	(5,813,124)	(6,724,253)
Other expenses, net	1,344,340	149,533	360,987	(14,018)
Net Loss	(8,489,552)	(4,437,171)	(6,174,110)	(6,710,235)
(Loss) per share, basic	$(0.92)	$(0.50)	(0.70)	(0.83)
(Loss) per share, diluted	$(0.92)	$(0.50)	(0.70)	(0.83)
Weighted average ordinary shares outstanding, basic	9,190,302	8,875,292	8,879,520	8,059,701
Weighted average ordinary shares outstanding, diluted	9,190,302	8,875,292	8,879,520	8,059,701

	At September 30, (Unaudited)	At September 30, (Unaudited)	At December 31,	At December 31,
	2021	2020	2020	2019
Balance sheet data
Cash	4,896,328	1,029,590	1,191,649	581,339
Current assets	5,015,702	1,818,144	1,746,010	744,727
Total assets	5,659,897	2,864,342	2,543,155	1,944,384
Current liabilities	6,451,025	3,304,746	4,128,722	240,877
Total liabilities	7,061,525	4,072,851	4,998,827	647,377
Total equity (deficit)	(1,401,628)	(1,208,509)	(2,455,672)	1,297,007
Total liabilities and stockholder’s equity(deficit)	5,659,897	$2,864,342	2,543,155	1,944,384

RISK FACTORS

An investment in our securities involves a high degree of risk. You should carefully consider the risks described below and all of the other information contained in this prospectus and in any free writing prospectuses prepared by or on behalf of us or to which we have referred you, including our financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” before deciding whether to invest in our securities. If any of the possible events described below actually occur, our business, business prospects, cash flow, results of operations or financial condition could be harmed. In this case, the trading price of our common stock could decline, and you might lose all or part of your investment.

The following is a discussion of the risk factors that we believe are material to us at this time. These risks and uncertainties are not the only ones facing us and there may be additional matters that we are unaware of or that we currently consider immaterial. All of these could adversely affect our business, results of operations, financial condition and cash flows.

Risks Related to Our Business

The effects of the COVID-19 pandemic, including the resulting global economic uncertainty, and measures taken in response to the pandemic, have had, and could in the future have, an adverse impact on our business, financial condition and results of operations.

Our business and operations have been and could in the future be adversely affected by health epidemics, such as the global COVID-19 pandemic. The COVID-19 pandemic and efforts to control its spread have curtailed the movement of people, goods and services worldwide, including in the regions in which we and our clients and partners operate, and are significantly impacting economic activity and financial markets. Many marketers have decreased or paused their advertising spending as a response to the economic uncertainty, decline in business activity, and other COVID-related impacts, which have negatively impacted, and may continue to negatively impact, our revenue and results of operations, the extent and duration of which we may not be able to accurately predict. As a result, our financial condition and results of operations may be adversely impacted.

Our operations are subject to a range of external factors related to the COVID-19 pandemic that are not within our control. We have taken precautionary measures intended to minimize the risk of the spread of the virus to our employees, partners and clients, and the communities in which we operate. A wide range of governmental restrictions have also been imposed on our employees, clients and partners’ physical movement to limit the spread of COVID-19. There can be no assurance that precautionary measures, whether adopted by us or imposed by others, will be effective, and such measures could negatively affect our sales, marketing, and client service efforts, delay and lengthen our sales cycles, decrease our employees’, clients’, or partners’ productivity, or create operational or other challenges, any of which could harm our business and results of operations.

The economic uncertainty caused by the COVID-19 pandemic has made and may continue to make it difficult for us to forecast revenue and operating results and to make decisions regarding operational cost structures and investments. We have committed, and we plan to continue to commit, resources to grow our business, including technology development, and such investments may not yield anticipated returns, particularly if worldwide business activity continues to be impacted by the COVID-19 pandemic. The duration and extent of the impact from the COVID-19 pandemic depend on future developments that cannot be accurately predicted at this time, and if we are not able to respond to and manage the impact of such events effectively, our business may be harmed.

A recession, depression, or other sustained adverse market events resulting from the spread of COVID-19 could adversely affect our business, results of operations, and financial condition, as well as the value of our common stock. Our customers or potential customers, particularly in industries most impacted by the COVID-19 pandemic including transportation, travel and hospitality, retail, and energy, may reduce their advertising spending or delay their advertising initiatives, which could adversely affect our business, results of operations, and financial condition. We may also experience curtailed customer demand, reduced customer spend or contract duration, delayed collections, lengthened payment terms, and increased competition due to changes in terms and conditions and pricing of our competitors’ products and services.

Our business is subject to the risk of catastrophic events such as pandemics, earthquakes, flooding, fire, and power outages, and to interruption by man-made problems such as terrorism.

Our business is vulnerable to damage or interruption from pandemics, earthquakes, flooding, fire, power outages, telecommunications failures, terrorist attacks, acts of war, human errors, break-ins, and similar events. In particular, the COVID-19 pandemic, including the reactions of governments, markets, and the general public, may result in a number of adverse consequences for our business, results of operations, and financial condition, many of which are beyond our control. A significant natural disaster could have a material adverse effect on our business, results of operations, and financial condition, and our insurance coverage may be insufficient to compensate us for losses that may occur.

We are recently formed and have never been profitable. Our lack of operating history makes it difficult to evaluate our business and prospects and may increase the risks associated with an investment in our Common Stock.

We are recently formed and have never been profitable. Our lack of operating history makes it difficult to evaluate our business and prospects and there can be no guarantee that we will ever be profitable. Furthermore, we do not expect positive cash flow from operations in the near term. There is no assurance that actual cash requirements for our business will not exceed our estimates. In particular, additional capital may be required if our operating costs increase beyond our expectations or we encounter greater costs associated with general and administrative expenses or other costs.

We may not be able to execute our business plan or stay in business without additional or adequate funding.

Our ability to successfully develop our business, generate operating revenues and achieve profitability will depend upon our ability to obtain the necessary or adequate financing to implement our business plan. We will require financing through the issuance of additional debt and/or equity to implement our business plan, including identifying, acquiring and distributing consumer products, building inventory, hiring additional personnel as needed and eventually establishing profitable operations. Such financing may not be forthcoming. As it has been widely reported, global and domestic financial markets and economic conditions have been, and continue to be, disrupted and volatile due to a variety of factors, including, but not limited to, economic conditions caused by the COVID-19 pandemic. As a result, the cost of raising money in the debt and equity capital markets may increase while the availability of funds from those markets could diminished significantly, even more so for smaller companies like ours. If such conditions and constraints exist, we may not be able to acquire funds either through credit markets or through equity markets and, even if financing is available, it may not be available on terms which we find favorable. Failure to secure funding when needed will have an adverse effect on our ability to meet our obligations and remain in business.

Legislation and regulation of online businesses, including privacy and data protection regulations / restrictions, could create unexpected costs, subject us to enforcement actions for compliance failures, or cause us to change our technology platform or business model, which could have a material adverse effect on our business.

Government regulation could increase the costs of doing business online. U.S. and foreign governments have enacted or are considering legislation related to online advertising and we expect to see an increase in legislation and regulation related to advertising online, the use of geo-location data to inform advertising, the collection and use of anonymous Internet user data and unique device identifiers, such as IP address or unique mobile device identifiers, and other data protection and privacy regulation. Recent revelations about bulk online data collection by the National Security Agency, and news articles suggesting that the National Security Agency may gather data from cookies placed by Internet advertisers to deliver interest-based advertising, may further interest governments in legislation regulating data collection by commercial entities, such as advertisers and publishers and technology companies that serve the advertising industry. Such legislation could affect the costs of doing business online and could reduce the demand for our solution or otherwise harm our business, financial condition and results of operations. For example, a wide variety of provincial, state, national and international laws and regulations apply to the collection, use, retention, protection, disclosure, transfer and other processing of personal data. Our failure to comply with applicable laws and regulations, or to protect personal data, could result in enforcement action against us, including fines, imprisonment of our officers and public censure, claims for damages by consumers and other affected individuals, damage to our reputation and loss of goodwill, any of which could have a material adverse impact on our business, financial condition and results of operations. Even the perception of privacy concerns, whether or not valid, could harm our reputation and inhibit adoption of our solution by current and future advertisers and advertising agencies.

Fee pressure may result in a reduction in the fees we are able to charge on our platform, which could have a material adverse effect on our business.

Fee pressure would be any pressure from publishers or advertisers to reduce the percentage that NYIAX would receive due to the downturn of the value of instruments or specific instruments including mismatched pricing. Fee pressures also have to do with the cyclicality of the advertising market, which is dependent upon the spend based on the particular time of the year. Any fee pressure could have a material adverse impact on the Company’s business and results of operations.

Projecting the market’s acceptance of a new price or structure is imperfect and we may price too high or too low, both of which may carry adverse consequences.

If our estimates related to expenditures are inaccurate, our business may fail.

Our success is dependent in part upon the accuracy of our management’s estimates of expenditures for the next twelve months and beyond. If such estimates are inaccurate, or we encounter unforeseen expenses and delays, we may not be able to carry out our business plan, which could result in the failure of our business.

Our revenue and operating results will be highly dependent on the overall demand for advertising and could fluctuate significantly depending upon various factors, such as seasonal fluctuations and market changes. Factors that affect the amount of advertising spending, such as economic downturns, particularly in the fourth quarter of our fiscal year, will make it difficult to predict our revenue, cause our operating results to fall below investors’ expectations and could adversely affect our business and financial condition.

Our business depends on the overall demand for advertising and on the economic health of our current and prospective sellers and buyers. If advertisers reduce their overall advertising spending, our revenue and results of operations are directly affected. Many advertisers devote a disproportionate amount of their advertising budgets to the fourth quarter of the calendar year to coincide with increased holiday purchasing, and buyers may spend more in the fourth quarter for budget reasons. As a result, any events that reduce the amount of advertising spending during the fourth quarter or reduce the amount of inventory available to buyers during that period, could have a disproportionate adverse effect on our revenue and operating results for that fiscal year. Economic downturns or instability in political or market conditions generally may cause current or new advertisers to reduce their advertising budgets. Reductions in inventory due to loss of sellers would make our solution less robust and attractive to buyers. Adverse economic conditions and general uncertainty about economic recovery are likely to affect our business prospects. Uncertainty regarding economic conditions in the United States and other countries may cause general business conditions in the United States and elsewhere to deteriorate or become volatile, which could cause buyers to delay, decrease or cancel purchases, exposing us to reduced demand for our solution, and increased credit risk on buyer orders. Moreover, any changes in the favorable tax treatment of advertising expenses and the deductibility thereof would likely cause a reduction in advertising demand. In addition, concerns over the sovereign debt situation in certain countries in the European Union as well as continued geopolitical turmoil in many parts of the world have and may continue to put pressure on global economic conditions, which could lead to reduced spending on advertising.

Our revenue, cash flow from operations, operating results and other key operating and financial measures may vary from quarter to quarter due to the seasonal nature of advertiser spending. For example, many advertisers devote a disproportionate amount of their advertising budgets to the fourth quarter of the calendar year to coincide with increased holiday purchasing. Moreover, advertising inventory in the fourth quarter may be more expensive due to increased demand for advertising inventory.

Our business depends substantially on the continuing efforts of our executive officers and key employees, and our business may be severely disrupted if we lose their services.

Our future success depends substantially on the continued services of our executive officers and key employees. If one or more of our executive officers and key employees are unable or unwilling to continue in their present positions, we may not be able to replace them readily, if at all. The loss of any of our officers and key employees could cause our business to be disrupted, and we may incur additional expenses to recruit and retain their replacements.

Our management team has limited experience managing a public company and we will incur significantly increased costs and devote substantial management time as a result of operating as a public company.

Most members of our management team have limited experience managing a publicly traded company, interacting with public company investors, and complying with the increasingly complex laws, rules, and regulations that govern public companies. As a public company, we are subject to significant obligations relating to reporting, procedures and internal controls, and our management team may not successfully or efficiently manage such obligations. These obligations and scrutiny will require significant attention from our management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, results of operations, and financial condition. We expect that compliance with these requirements will increase our compliance costs. We will need to hire additional accounting, financial, and legal staff with appropriate public company experience and technical accounting knowledge and will need to establish an internal audit function. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of these costs.

We may be subject to litigation from time to time during the normal course of business, which may adversely affect our business, financial condition and results of operations.

From time to time in the normal course of business or otherwise, we may become subject to litigation that may result in liability material to our financial statements as a whole or may negatively affect our operating results if changes to business operation are required. The cost to defend such litigation may be significant and may require a diversion of our resources. There also may be adverse publicity associated with litigation that could negatively affect customer perception of our business, regardless of whether the allegations are valid or whether we are ultimately found liable. As a result, litigation may adversely affect our business, financial condition and results of operations.

Risks Related to the Advertising Technology Industry, Market and Competition

The digital advertising market is relatively new, dependent on growth in various digital advertising channels, and vulnerable to adverse public perceptions and increased regulatory responses. If this market develops more slowly or differently than we expect, or if issues encountered by other participants or the industry generally are imputed to or affect us, our business, growth prospects and financial condition would be adversely affected. Our technology could become obsolete and increased competition could adversely affect our business.

The digital advertising market is relatively new, and our solution may not achieve or sustain high levels of demand and market acceptance. While display advertising has been used successfully for many years, marketing via new digital advertising channels, such as mobile and social media and digital video advertising, is not as well established. The future growth of our business could be constrained by the level of acceptance and expansion of emerging digital advertising channels, as well as the continued use and growth of existing channels, such as digital display advertising, in which our capabilities are more established.

Further, the digital advertising industry is complex, and evolving, and there are relatively few publicly traded companies operating in the business. Consequently, the digital advertising industry may not be as widely followed or understood in the financial markets as more mature industries. Problems experienced by one industry participant (even private companies) or issues affecting a part of the business have the potential to have adverse effects on other participants in the industry or even the entire industry. Emerging understanding of how the digital advertising industry operates has spurred privacy concerns and misgivings about exploitation of consumer information and prompted regulatory responses that limit operational flexibility and impose compliance costs upon industry participants. As a general matter the digital advertising business is relatively new and digital advertising companies and their specific product and service offerings are not well understood.

Any expansion of the market for digital advertising solutions depends on several factors, including social and regulatory acceptance, the growth of the digital advertising market, the growth of social, mobile and video as advertising channels, and the actual or perceived technological viability, quality, cost, performance and value associated with emerging digital advertising solutions. If demand for digital display advertising and adoption of automation does not continue to grow, or if digital advertising solutions or advertising automation do not achieve widespread adoption, or there is a reduction in demand for digital advertising caused by weakening economic conditions, decreases in corporate spending, quality, viewability, malware issues or other issues associated with buyers, advertising channels or inventory, negative perceptions of digital advertising, additional regulatory requirements, or other factors, or if we fail to develop or acquire capabilities to meet the evolving business and regulatory requirements and needs of buyers and sellers of multi-channel advertising, our competitive position will be weakened and our revenue and results of operations could be harmed.

Our future operating results depend on market adoption by both advertisers and publishers, which could take a long period of time or may not happen at all. Any delay or failure to adopt by either Media Buyers or Media Sellers could delay revenue or recognition of revenue.

We operate in an intensely competitive market that includes companies that have greater financial, technical and marketing resources than we do. If we do not effectively compete against current and future competitors, our business, results of operations, and financial condition could be harmed.

There are other competitors which have vast access to resources and could have the ability to replicate a similar business model in time or with a competing financial exchange. Our ability to compete successfully depends on elements both within and outside of our control. We will face significant competition from major global companies as well as smaller companies focused on specific market niches. In addition, companies not currently in direct competition with us may introduce competing products in the future.

Our inability to compete effectively could materially adversely affect our business and results of operations. Products or technologies developed by competitors that are larger and have more substantial research and development budgets, or that are smaller and more targeted in their development efforts, may render our products or technologies obsolete or noncompetitive. We also may be unable to market and sell our products if they are not competitive on the basis of price, quality, technical performance, execution, features, system compatibility, customized design, innovation, availability, delivery timing and/or reliability. If we fail to compete effectively on developing strategic relationships with customers, our sales and revenue may be materially adversely affected. Competitive pressures may limit our ability to transact business, raise prices, and any inability to maintain revenue or raise prices to offset increases in costs could have a significant adverse effect on our gross margin. Reduced sales and lower gross margins would materially adversely affect our business and results of operations.

Technology breaches or failures, including those resulting from a malicious cyber-attack on us or our business partners and service providers, could disrupt or otherwise negatively impact our business.

We will rely on information technology systems, including systems of Nasdaq Technology AB (“Nasdaq”), a wholly-owned subsidiary of Nasdaq, Inc., as part of our agreement with Nasdaq to process, transmit, store and protect the electronic information, financial data and proprietary models that are critical to our business. Furthermore, a significant portion of the communications between our employees and our business, banking and investment partners depends on information technology and electronic information exchange. Like all companies, our information technology systems and Nasdaq’s are vulnerable to data breaches, interruptions or failures due to events that may be beyond our control, including, but not limited to, natural disasters, theft, terrorist attacks, computer viruses, hackers and general technology failures.

Errors or failures in our software and exchange systems with Nasdaq could adversely affect our operating results and growth prospects. Moreover, errors in debugging or breaks in our system could create delay in publisher and advertiser adoption, which would have adverse effect on our business.

We believe that we have established and implemented appropriate security measures, controls and procedures to safeguard our information technology systems and to prevent unauthorized access to such systems and any data processed or stored in such systems and procedures. Despite these safeguards, disruptions to and breaches of our information technology systems are possible and may negatively impact our business. We have not secured insurance coverage designed to specifically protect us from an economic loss resulting from such events.

Our future success is dependent on Internet technology developments and our ability to adapt to these and other technological changes and to meet evolving industry standards.

Our ability to operate our business is dependent on the development and maintenance of Internet technology as well as our ability to adapt our solutions to changes in Internet technology.

We may encounter difficulties responding to these and other technological changes that could delay our introduction of products and services. The software and tech industries are characterized by rapid technological change and obsolescence, frequent product introduction, and evolving industry standards. Our future success will, to a significant extent, depend on our ability to enhance our existing products, develop and introduce new products, satisfy an expanded range of customer needs, and achieve market acceptance. We may not have sufficient resources to make the necessary investments to develop and implement the technological advances required to operate our business or maintain a competitive position.

Our intellectual property is valuable and integral to our success and competitive position. Any misuse of our intellectual property by others could harm our business, reputation and competitive position.

Our patent, trademarks, copyrights, trade secrets and designs are valuable and integral to our success and competitive position. Despite our efforts to protect our intellectual property rights, we cannot assure you that we will be able to adequately protect our proprietary rights through reliance on a combination of patent, copyrights, trademarks, trade secrets, confidentiality procedures, contractual provisions and technical measures from outside influences. Protection of trade secrets and other intellectual property rights in the markets in which we operate and compete is highly uncertain and may involve complex legal questions. In addition, the laws of various foreign countries may not protect our intellectual property rights to the same extent as laws in the United States. We cannot completely prevent the unauthorized use or infringement of our intellectual property rights, as such prevention is inherently difficult.

We also expect that the more successful we are, the more likely that competitors will try to illegally use our proprietary information and develop products that are like ours, which may infringe on our proprietary rights. In addition, we could potentially lose future trade secret protection for our source code if any unauthorized disclosure of such code occurs. The loss of future trade secret protection could make it easier for third parties to compete with our products by copying functionality. Any changes in, or unexpected interpretations of, the trade secret and other intellectual property laws in any country in which we operate may compromise our ability to enforce our trade secret and intellectual property rights. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our confidential information and trade secret protection. If we are unable to protect our proprietary rights or if third parties independently develop or gain access to our or similar technologies, our business, service revenue, reputation and competitive position could be materially adversely affected.

We may be subject to intellectual property rights claims by third parties, which are extremely costly to defend, could require us to pay significant damages and could limit our ability to use certain technologies.

Third parties may assert claims of infringement of intellectual property rights in proprietary technology against us or against our advertisers for which we may be liable or have an indemnification obligation. Any claim of infringement by a third party, even those without merit, could cause us to incur substantial costs defending against the claim and could distract our management from operating our business. We might not have the necessary capital to defend against any potential claims which could adversely affect our business. There can be no assurance that any patents which we may file will be granted by the USPTO in the future.

Although third parties may offer a license to their technology, the terms of any offered license may not be acceptable and the failure to obtain a license or the costs associated with any license could cause our business, financial condition and results of operations to be materially and adversely affected. In addition, some licenses may be non-exclusive, and therefore our competitors may have access to the same technology licensed to us. Alternatively, we may be required to develop non-infringing technology, which could require significant effort and expense and ultimately may not be successful. Furthermore, a successful claimant could secure a judgment, or we may agree to a settlement that prevents us from distributing certain products or performing certain services or that requires us to pay substantial damages, including treble damages if we are found to have willfully infringed such claimant’s patents or copyrights, royalties or other fees. Any of these events could seriously harm our business financial condition and results of operations.

Risks Relating to our Relationship with Nasdaq

We expect to be dependent on relationships with third parties particularly our agreements with Nasdaq to successfully commercialize our planned product lines. Our relationship with Nasdaq is critical to our commercial success and any deterioration or termination of this relationship would result in a material adverse effect on our business and could cause us to cease operations.

Publishers and advertisers may not migrate to the NYIAX platform and continue to use other existing platforms in the market. In such case, the Company will not meet its revenue goals for its agreement with Nasdaq, which could cause the Company to scale down or discontinue its operations.

If the NYIAX/Nasdaq trading platform does not operate up to technological expectations with respect to functionality and efficiency as compared to its competitors, it is unlikely that publishers and advertisers will continue to use the system thereby adversely affecting the Company’s ability to conduct business and its future operations and financial results.

Risk Relating to Possible Regulation and Supervision

Interest-based advertising, or the use of data to draw inferences about a user’s interests and deliver relevant advertising to that user, has come under increasing scrutiny by legislative, regulatory, and self-regulatory bodies in the United States and abroad that focus on consumer protection or data privacy. There may be some self-regulatory activities with regard to rules enforcement and market surveillance required by us in order to maintain an orderly market and forestall any external regulation needs.

In addition, our sale of advertising may become subject to regulation and supervision by the United States Commodity Futures Trading Commission (“CFTC”). If the sale of advertising as contemplated by NYIAX is determined to be a commodity under the Commodity Exchange Act, NYIAX would become subject to regulation by the CFTC, including its registration, compliance and reporting requirements.

Furthermore, our sale of advertising on the Nasdaq X-stream platform may also be subject to SEC regulation and compliance requirements with respect to trading activities and market operations. The Company’s business and the sale of advertising inventory capabilities on the Nasdaq X-stream platform could be adversely affected in the event it becomes subject to regulatory oversight.

We have not obtained any opinion of counsel or ruling that we are correct in our analysis of the regulatory oversight that we may be subject to. There can be no assurance that we will be able to comply with future regulatory requirements, in which case we could be forced to discontinue operations.

Risks Related to the Offering, Our Securities and the Securities Markets.

Our officers have broad discretion in the use of proceeds.

The executive officers of the Company will have broad discretion in allocating the net proceeds of the Offering, including for any of the purposes described in the section entitled “Use of Proceeds”, which creates uncertainty for shareholders and could adversely affect the Company’s business, prospects, financial condition and results of operations. You will not have the opportunity as part of your investment decision to assess whether our management is using the net proceeds appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. Because of the number and variability of factors that will determine our use of our net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. Pending their use, we may invest our net proceeds from this offering in short-term, investment-grade, interest-bearing securities. The net proceeds may be used for corporate or other purposes with which you do not agree or that do not improve our profitability or increase our share price. The net proceeds from this offering may also be placed in investments that do not produce income or that lose value.

We have no dividend policy.

The Company does not presently intend to pay cash dividends in the near future, as any earnings must be retained for use in current operations. Investors must not look to an investment in the Company as a source of cash distributions.

There is potential future dilution to our current shareholders’ ownership in the Company.

The Company intends to raise additional capital in the future for working capital and business expansion. As a result, our shareholders will likely experience significant dilution of their ownership in the Company.

There is potential conflict of interest. Some of our officers and directors currently have certain relevant fiduciary duties or contractual obligations that may take priority over their duties to us.

Robert E. Ainbinder, Jr. is a shareholder, Chief Executive Officer and Director of NYIAX. Mr. Ainbinder’s Employment Agreement with NYIAX provides a waiver and indemnification to hold harmless NYIAX, its Board of Directors, assigns and staff for any activities he engages in which could lead to a conflict of interest with NYIAX as the Company, with the staff, with investors, with perspective investors, with NYIAX clients or potential clients or with any Board Member of NYIAX. Any failure to reconcile conflicts of interest between the Company and any of its officers or Board members could have a material adverse effect on the Company.

You will experience immediate and substantial dilution as a result of this offering.

As of September 30, 2021, our net tangible book value was approximately $(5,691,096) or approximately $(0.64) per share. Since the effective price per share of our common stock being offered in this offering is substantially higher than the net tangible book value per share of our common stock, you will suffer substantial dilution with respect to the net tangible book value of the common stock you purchase in this offering. Based on the assumed public offering price of $[   ] per share of common stock being sold in this offering, which is the midpoint of the estimated offering range set forth on the cover page of this prospectus, and our net tangible book value per share as of September 30, 2021, if you purchase shares of common stock in this offering, you will suffer immediate and substantial dilution of $[   ] per share (or $[   ] per share if the underwriters exercise the over-allotment option in full) with respect to the net tangible book value of the common stock. See the section titled “Dilution” for a more detailed discussion of the dilution you will experience if you purchase securities in this offering.

If securities industry analysts do not publish research reports on us, or publish unfavorable reports on us, then the market price and market trading volume of our common stock could be negatively affected.

Any trading market for our common stock may be influenced in part by any research reports that securities industry analysts publish about us. We do not currently have and may never obtain research coverage by securities industry analysts. If no securities industry analysts commence coverage of us, the market price and market trading volume of our common stock could be negatively affected. In the event we are covered by analysts, and one or more of such analysts downgrade our securities, or otherwise reports on us unfavorably, or discontinues coverage of us, the market price and market trading volume of our common stock could be negatively affected.

Future issuances of our common stock or securities convertible into, or exercisable or exchangeable for, our common stock, or the expiration of lock-up agreements that restrict the issuance of new common stock or the trading of outstanding common stock, could cause the market price of our common stock to decline and would result in the dilution of your holdings.

Future issuances of our common stock or securities convertible into, or exercisable or exchangeable for, our common stock, or the expiration of lock-up agreements that restrict the issuance of new common stock or the trading of outstanding common stock, could cause the market price of our common stock to decline. We cannot predict the effect, if any, of future issuances of our securities, or the future expirations of lock-up agreements, on the price of our common stock. In all events, future issuances of our common stock would result in the dilution of your holdings. In addition, the perception that new issuances of our securities could occur, or the perception that locked-up parties will sell their securities when the lock-ups expire, could adversely affect the market price of our common stock. In connection with this offering, we will enter into a lock-up agreement that prevents us, subject to certain exceptions, from offering additional shares of capital stock for up to 12 months after the closing of this offering, as further described in the section titled “Underwriting.” In addition to any adverse effects that may arise upon the expiration of these lock-up agreements, the lock-up provisions in these agreements may be waived, at any time and without notice. If the restrictions under the lock-up agreements are waived, our common stock may become available for resale, subject to applicable law, including without notice, which could reduce the market price for our common stock.

Future issuances of debt securities, which would rank senior to our common stock upon our bankruptcy or liquidation, and future issuances of preferred stock, which could rank senior to our common stock for the purposes of dividends and liquidating distributions, may adversely affect the level of return you may be able to achieve from an investment in our common stock.

In the future, we may attempt to increase our capital resources by offering debt securities. Upon bankruptcy or liquidation, holders of our debt securities, and lenders with respect to other borrowings we may make, would receive distributions of our available assets prior to any distributions being made to holders of our common stock. Moreover, if we issue preferred stock, the holders of such preferred stock could be entitled to preferences over holders of common stock in respect of the payment of dividends and the payment of liquidating distributions. Because our decision to issue debt or preferred stock in any future offering, or borrow money from lenders, will depend in part on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of any such future offerings or borrowings. Holders of our common stock must bear the risk that any future offerings we conduct or borrowings we make may adversely affect the level of return, if any, they may be able to achieve from an investment in our common stock.

If our shares of common stock become subject to the penny stock rules, it would become more difficult to trade our shares.

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00, other than securities registered on certain national securities exchanges or authorized for quotation on certain automated quotation systems, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. If we do not retain a listing on Nasdaq or another national securities exchange and if the price of our common stock is less than $5.00, our common stock could be deemed a penny stock. The penny stock rules require a broker-dealer, before a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document containing specified information. In addition, the penny stock rules require that before effecting any transaction in a penny stock not otherwise exempt from those rules, a broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive (i) the purchaser’s written acknowledgment of the receipt of a risk disclosure statement; (ii) a written agreement to transactions involving penny stocks; and (iii) a signed and dated copy of a written suitability statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for our common stock, and therefore shareholders may have difficulty selling their shares.

We will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not emerging growth companies and our shareholders could receive less information than they might expect to receive from more mature public companies.

Upon the completion of this offering, we will be required to publicly report on an ongoing basis as an “emerging growth company” (as defined in the JOBS Act) under the reporting rules set forth under the Exchange Act. For so long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not emerging growth companies, including but not limited to:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

●	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

●	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an emerging growth company for up to five years, although if the market value of our common stock that is held by non-affiliates exceeds $700 million as of any June 30 before that time, we would cease to be an emerging growth company as of the following December 31.

Because we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not emerging growth companies, our shareholders could receive less information than they might expect to receive from more mature public companies. We cannot predict if investors will find our common stock less attractive if we elect to rely on these exemptions, or if taking advantage of these exemptions would result in less active trading or more volatility in the price of our common stock.

If we fail to establish and maintain effective internal controls, our ability to produce accurate financial statements and other disclosures on a timely basis could be impaired.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Securities Exchange Act of 1934, as amended (Exchange Act), is accumulated and communicated to our principal executive and financial officers.

We are also continuing to expand our internal controls over financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs, and significant management oversight. If any of these new or improved controls and systems do not perform as expected, we may experience material weaknesses in our controls. Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. Further, weaknesses in our disclosure controls and internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our results of operations or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public

There has been no public market for our common stock prior to this offering, and an active market in which investors can resell their shares of our common stock may not develop.

Prior to this offering, there has been no public market for our common stock. We have applied to list of our common stock on Nasdaq Stock Market under the symbol “[NYAX].” There is no guarantee that Nasdaq, or any other exchange or quotation system, will permit our common stock to be listed and traded. If we fail to obtain a listing on Nasdaq, we may seek quotation on the OTCQX Best Market or OTCQB Venture Market operated by OTC Markets Group Inc. These markets are inter-dealer, over-the-counter markets that provide significantly less liquidity than Nasdaq.

Even if our common stock is approved for listing on Nasdaq, a liquid public market for our common stock may not develop. The initial public offering price for our common stock has been determined by negotiation between us and the underwriters based upon several factors, including prevailing market conditions, our historical performance, estimates of our business potential and earnings prospects, and the market valuations of similar companies. The price at which the common stock is traded after this offering may decline below the initial public offering price, meaning that you may experience a decrease in the value of your common stock regardless of our operating performance or prospects.

The market price of our common stock is likely to be volatile, and purchasers of our common stock could lose all or part of your investment.

After this offering, the market price for our common stock is likely to be volatile, in part because our shares have not been traded publicly. In addition, the market price of our common stock may fluctuate significantly in response to several factors, most of which we cannot control, including:

●	actual or anticipated variations in our periodic operating results;

●	increases in market interest rates that lead investors of our common stock to demand a higher investment return;

●	changes in earnings estimates;

●	changes in market valuations of similar companies;

●	actions or announcements by our competitors;

●	adverse market reaction to any increased indebtedness we may incur in the future;

●	additions or departures of key personnel;

●	actions by shareholders;

●	speculation in the media, online forums, or investment community; and

●	our intentions and ability to list our common stock on Nasdaq and our subsequent ability to maintain such listing.

The public offering price of our common stock has been determined by negotiations between us and the underwriters based upon many factors and may not be indicative of prices that will prevail following the closing of this offering. Volatility in the market price of our common stock may prevent investors from being able to sell their common stock at or above the initial public offering price. As a result, you may suffer a loss on your investment.

We may not be able to satisfy listing requirements of Nasdaq or obtain or maintain a listing of our common stock on Nasdaq.

If our common stock is listed on Nasdaq, we must meet certain financial and liquidity criteria to maintain such listing. If we violate Nasdaq’s listing requirements, or if we fail to meet any of Nasdaq’s listing standards, our common stock may be delisted. In addition, our board of directors may determine that the cost of maintaining our listing on a national securities exchange outweighs the benefits of such listing. A delisting of our common stock from Nasdaq may materially impair our shareholders’ ability to buy and sell our common stock and could have an adverse effect on the market price of, and the efficiency of the trading market for, our common stock. The delisting of our common stock could significantly impair our ability to raise capital and the value of your investment.

Our officers and directors may own a majority of our outstanding common stock after this offering. As a result, it may have the ability to approve all matters submitted to our shareholders for approval.

Our officers and directors will own approximately [   ]% of our outstanding common stock following this offering, or approximately [   ]% if the underwriters exercise the over-allotment option in full. It therefore may have the ability to approve all matters submitted to our shareholders for approval including:

●	election of our board of directors;

●	removal of any of our directors;

●	any amendments to our articles of incorporation or our bylaws; and

●	adoption of measures that could delay or prevent a change in control or impede a merger, takeover or other business combination involving us.

In addition, this concentration of ownership may discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which in turn could reduce our stock price or prevent our shareholders from realizing a premium over our stock price.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements,” which include information relating to future events, future financial performance, financial projections, strategies, expectations, competitive environment and regulation. Words such as “may,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar expressions, as well as statements in future tense, identify forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will be achieved. Forward-looking statements are based on information we have when those statements are made or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to:

●	our current and future capital requirements to support our operations;

●	our ability to maintain or protect the validity of our intellectual property;

●	our ability to retain key executive members;

●	our ability to hire and continue to hire qualified personnel;

●	our ability to maintain and continue acceptance within the advertisement and technology industry;

●	competitors and competition;

●	technology development and maintain high standards of technology development;

●	our cash on hand and continued investment;

●	the accuracy of our estimates regarding expenses and capital requirements;

●	our relationship with Nasdaq; and

●	regulation.

Moreover, new risks regularly emerge and it is not possible for our management to predict or articulate all risks we face, nor can we assess the impact of all risks on our business or the extent to which any risk, or combination of risks, may cause actual results to differ from those contained in any forward-looking statements. All forward-looking statements included in this prospectus are based on information available to us on the date of this prospectus. Except to the extent required by applicable laws or rules, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained above and throughout this prospectus.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately $[●], after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their option to purchase additional shares in full, we estimate that our net proceeds will be approximately $[●], after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We will use the remaining proceeds from this offering for general corporate purposes, including working capital, capital expenditures and operating expenses. We may use a portion of the remaining proceeds to acquire complementary businesses or technology, accelerate our product roadmap (including developing new solutions), continue to upgrade our technology platform and/or hire additional resources to support our product development and international expansion efforts. We do not presently have any agreements or commitments to engage in any of the actions contemplated in the foregoing sentence. As a result, we will have broad discretion over how to use the remaining proceeds from this offering.

Each $1.00 increase or decrease in the assumed initial public offering price of $[   ] per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease the net proceeds that we receive from this offering by approximately $[   ], assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions payable by us.

The foregoing represents our current intentions to use and allocate the net proceeds of this offering based upon our present plans and business conditions. Our management, however, will have broad discretion in the way that we use the net proceeds of this offering. Pending the final application of the net proceeds of this offering, we intend to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities. See “Risk Factors—Risks Related to This Offering and Ownership of Our Common Shares—We have considerable discretion as to the use of the net proceeds from this offering and we may use these proceeds in ways with which you may not agree.”

The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the anticipated growth of our business. We have not yet determined the exact amount of net proceeds to be used specifically for any particular purpose or the timing of these expenditures. Pending their use, we intend to invest the net proceeds to us from this offering in short-term and long-term, investment-grade, interest-bearing instruments.

We believe that the net proceeds from this offering, together with our existing cash will enable us to fund our operations through at least the next 12 months. We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we expect.

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings, if any, to fund the development and expansion of our business and we do not anticipate paying any cash dividends in the foreseeable future. Any future determination related to dividend policy will be made at the discretion of our Board of Directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements, tax considerations, legal or contractual restrictions, business prospects, the requirements of current or then-existing debt instruments, general economic conditions and other factors our Board of Directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash and our capitalization as of September 30, 2021:

●	on an actual basis; and

●	on an as adjusted basis to give effect to the sale of $[●] of shares of common stock in this offering at the assumed public offering price of $[●] per share, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The as adjusted information below is illustrative only and our capitalization following the completion of this offering is subject to adjustment based on the actual public offering price of our common stock and other terms of this offering determined at pricing.

You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Capital Stock” and our financial statements and related notes included elsewhere in this prospectus.

	As of September 30, 2021
	Actual	As Adjusted
	(in thousands, except share data)
Cash	$4,896,328	$

Long term liabilities, less current portion	$610,500	$

Stockholders’ equity:
Common stock, par value $0.0001 per share; 125,000,000 authorized shares, 10,065,695 shares issued and outstanding, actual; 125,000,000 authorized shares;[●] shares issued and outstanding, as adjusted	991
Preferred stock, par value $0.001 per share; 10,000,000 authorized shares, 0 share issued and outstanding, actual; 10,000,000 authorized shares; 0 share issued and outstanding, as adjusted
Additional paid-in capital	$35,698,379
Accumulated deficit	$(37,110,998)
Total stockholders’ equity	$(1,401,628)	$

If the underwriters exercise their over-allotment option in full, as adjusted cash additional paid-in capital, total stockholders’ equity, total capitalization and shares of common stock outstanding as of September 30, 2021 would be $[●], $[●], $[●] and [●] shares, respectively.

Except as otherwise indicated herein, the number of shares of common stock outstanding before this offering and that will be outstanding after this offering is based on 10,065,695 shares of common stock outstanding as of September 30, 2021 and excludes: (i) a total of 2,142,954 shares of our common stock issuable upon exercise of warrants; (ii) a total of 2,797,126 shares of our common stock issuable upon exercise of options granted under our equity compensation plans, which will be registered under registration statements on Form S-8 that we plan to file immediately after the consummation of this offering; and (iii) a number of shares of common stock issuable upon the conversion of the 2021 Convertible Note Payable, including an aggregate principal amount of $6,876,335 and accrued interest of $263,881 as of September 30, 2021, at a conversion price at a 15% discount to the offering price of this offering.

DILUTION

If you invest in this offering, your ownership interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the as adjusted net tangible book value per share of our common stock immediately after the closing of this offering.

Our net tangible book value as of September 30, 2021 was approximately $($2,040,507)) or $(0.20) per share. Net tangible book value per share is determined by dividing our total tangible assets, less total liabilities, by the number of shares of our common stock outstanding as of September 30, 2021. Dilution with respect to net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value per share of our common stock immediately after this offering.

After giving effect to the sale of $30,000,000 of shares of our common stock in this offering at the assumed offering price of $[   ], and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, and assuming no exercise of the underwriters’ over-allotment option in full, our as adjusted net tangible book value as of September 30, 2021 would have been approximately $[   ], or $[   ] per share. This represents an immediate increase in net tangible book value of $[   ] per share to existing stockholders. Investors purchasing our common stock in this offering will have paid $[   ] more than the as adjusted net tangible book value per share after this offering. The following table illustrates this on a per share basis:

Assumed public offering price per share			$	[ ]
Net tangible book value per share as of September 30, 2021		$(0.20)
Increase per share attributable to new investors	$	[ ]
As adjusted net tangible book value per share after this offering	$	[ ]
As adjusted net tangible book value per share to investors purchasing shares in this offering			$	[ ]
Dilution in net tangible book value per share to new investors			$	[ ]
Dilution as a percentage of purchase price in the offering				[ ]	%

Each $1.00 increase (decrease) in the assumed public offering price of $[   ] per share would increase (decrease) the as adjusted net tangible book value per share after this offering by approximately $[  ], and dilution in as adjusted net tangible book value per share to new investors by approximately $[  ] after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us, and assuming no exercise of the underwriters’ over-allotment option in full.

If the underwriters exercise their over-allotment option in full in this offering, the as adjusted net tangible book value after the offering would be $[  ] per share, the increase in as adjusted net tangible book value per share to existing stockholders would be $[  ] per share and the dilution per share to new investors would be $[  ] per share, in each case assuming a public offering price of $[   ] per share.

Except as otherwise indicated herein, the number of shares of common stock outstanding before this offering and that will be outstanding after this offering is based on 10,065,695 shares of common stock outstanding as of September 30, 2021 and excludes: (i) a total of 2,142,954 shares of our common stock issuable upon exercise of warrants; (ii) a total of 2,797,126 shares of our common stock issuable upon exercise of options granted under our equity compensation plans, which will be registered under registration statements on Form S-8 that we plan to file immediately after the consummation of this offering; and (iii) a number of shares of common stock issuable upon the conversion of the 2021 Convertible Note Payable, including an aggregate principal amount of $6,876,335 and accrued interest of $263,881 as of September 30, 2021, at a conversion price at a 15% discount to the offering price of this offering.

To the extent that any outstanding options or warrants are exercised, new options, warrants or restricted stock units are issued under our stock-based compensation plans, or new shares of preferred stock are issued, or we issue additional shares of common stock in the future, there will be dilution to investors participating in this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read together with our financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements based upon our current plans, estimates, beliefs and expectations that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under the sections entitled “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements” and elsewhere in this prospectus.

Revenues

NYIAX’s business model is focused on creation of a marketplace where listing of advertising inventory, campaigns and audience can easily be sold through utilization of highly efficient financial trading technology.

A media buyer (“Media Buyer”) is typically an advertiser or advertising agency that buys on behalf of an advertiser.

A media seller (“Media Seller”) is typically a publisher of content, such as, websites, mobile or desktop applications, podcast, CTV or other.

NYIAX’s technology platform provides Media Buyers and Media Sellers a marketplace where advertising or audience campaigns are listed, bought, or sold and traded as if they were a financial instrument through a forward or a future contract methodology; thereafter, the trade or contract flows directly into the Blockchain for contract management, reconciliation and automation purposes. A Blockchain is basically a distributed ledger that tracks transactions among parties, that includes the following fundamental properties applicable to every single transaction: (i) all parties agree that the transaction occurred; (ii) all parties agree on the identities of the individuals participating in the transaction; (iii) all parties agree on the time of the transaction; (iv) the details of the transaction are easy to review and not subject to dispute; and evidence of the transaction persists, unchangeable, over time. The combination of these properties of Blockchain results in a system that, by design, timestamps and records all transactions in a secure and permanent manner, and is easily auditable in the future. Moreover, the ledger is distributed across many participants in the network, and copies are simultaneously updated with every fully participating node in the ecosystem. Due to such distributed nature, the system is highly resilient to downtime. Blockchain allows for immutability, consistency, and continuity of trades or advertising contracts from trade, execution, and delivery to reconciliation.

NYIAX uses coding through smart contracts (“Smart Contracts”), which are self-executing contracts with the terms of the agreement between buyer and seller being directly written into lines of code. The code and the agreements contained therein exist across a distributed, decentralized Blockchain network, and therefore render transactions traceable, transparent, and irreversible. The use of Smart Contracts allows NYIAX advertising contracts to self-effectuate (reconciling through automation without human intervention), which reduces backend audit and compliance costs for three parties: NYIAX, the Media Buyer and the Media Seller. Finally, all parties to the trade or advertising contract have the ability to view Blockchain as it populates with trade, execution, and delivery, thereby providing a complete and full audit trail of events and subsequent changes to the trade or advertising contract. To our knowledge, our current implementation of near real time compliance which is displayed to both the advertiser/agency and publisher from trade to reconciliation currently does not exist in the advertising industry.

NYIAX connects Media Buyers (brands, advertisers or agencies) and Media Sellers (publishers or media) to execute media advertising sales contracts. NYIAX receives a commission or fee upon completion of the media advertising contract. NYIAX does not take ownership or positions of the media at any time during the process.

The Company generally bills Media Buyers for the advertising inventory purchased through the Company’s platform. The Company maintains agreements with each Media Buyer and Media Seller which set out the terms of the relationship and access to the Company’s platform.

The Company acts as an agent for the Media Seller and is not a principal in the purchase and sale of advertising inventory, data and other add-on features.

Status

NYIAX began monetizing its platform in late 2019 with a single Media Buyer and Media Sellers.

In April 2021, NYIAX installed a chief revenue officer and NYIAX Platform commenced monetizing from the platform.

Factors Affecting Our Performance

The NYIAX platform development is substantially complete, although further features and user capabilities will be added. NYIAX is currently monetizing the platform by building a sales infrastructure and attracting Media Buyers, Media Sellers, and Business Partners. A Business Partner is an advertising Agency that represents one or more Media Buyers in acquiring media for use.

NYIAX’s Revenue Drivers:

Media Buyer – An advertiser or advertising agency that buys on behalf of an advertiser.

Business Partner – Typically Media Buyers are represented by Advertising Agencies that perform media planning and buying as an agent for the Media Buyer. The number and quality of the media buyers is pivotal to our success.

Media Sellers – Entities that NYIAX has signed onto the platform with a Master Services.

Sales Representatives - The relationships with Media Buyers, Media Sellers and Business Partners is key to NYIAX’s continues success. The quality and number of sales representatives that NYIAX employs directly affects its continued revenue growth.

Media on Exchange – A direct result of contracts between Media Buyers and Media Sellers, Media on Exchange, as reported, is the media that was traded on the exchange via our Smart Contract, delivered, reconciled and billed to the Media Buyer.

At times, The Media Buyer and Media Seller settle the media cost outside the NYIAX Platform. Media on Exchange includes the notional amounts of these settlements

Exchange Fees - NYIAX charges transparent Exchange Fees.

The exchange fee is charged to the Media Seller (the publisher) for all advertising transactions at variable rates on the gross amount indicated in the Order from each trade.

This Exchange Fee is billed to the Media Buyer along with the media during the reconciliation process. After payment is received for the media and the Exchange Fee, the cost of the media is then paid to the Media Seller. The Exchange Fees are currently NYIAX’s only source of revenue.

Other Potential Fees (Other Revenue) – Such as a seat licensing fee and transaction fee separate to the trades on all buy side contracts.

Revenue Ramp – Up

NYIAX is currently building its Business Development (sales and representatives) teams. The size, ramp-up and quality of the team will affect revenue.

Other Factors affecting NYIAX Revenue

Identifying valuable ad impressions that we can profitably monetize at scale - We continuously review our available inventory from existing publishers across every format (mobile, desktop, digital video, OTT, CTV, and rich media). The factors we consider to determine which impressions we process include transparency, viewability, and whether or not the impression is human sourced. By consistently applying these criteria, we believe that the ad impressions we process will be valuable and marketable to advertisers.

Managing industry dynamics - We operate in the rapidly evolving digital advertising industry. Due to the scale and complexity of the digital advertising ecosystem, direct sales via manual, person-to-person processes are insufficient for delivering a real-time, personalized ad experience, creating the need for programmatic advertising. In turn, advances in programmatic technologies have enabled publishers to auction their ad inventory to more buyers, simultaneously, and in real time through a process referred to as header bidding. Header bidding has also provided advertisers with transparent access to ad impressions. As advertisers keep pace with ongoing changes in the way that consumers view and interact with digital media there will be further innovation and we anticipate that header bidding will be extended into new areas such as OTT/CTV. We believe our focus on publishers and buyers has allowed us to understand their needs and our ongoing innovation has enabled us to quickly adapt to changes in the industry, develop new solutions and do so cost effectively. Our performance depends on our ability to keep pace with industry changes such as header bidding and the evolving needs of our publishers and buyers while continuing our cost efficiency.

Potential International Expansion - At this time we do not anticipate international expansion until 2024-2025.

Seasonality - The advertising industry experiences seasonal trends that affect many participants in the digital advertising ecosystem. Most notably, advertisers have historically spent relatively more in the fourth quarter of the calendar year to coincide with the holiday shopping season, and relatively less in the first quarter. We expect seasonality trends to continue, and our ability to manage our resources in anticipation of these trends will affect our operating results.

The following tables below summarizes the financial highlights of our business for the years ended December 31 2020 and 2019:

	2020	2019
Revenue, net	$52,945	$4,258
Technology and development	767,200	1,012,200
Selling, general and administrative	4,100,627	4,580,526
Operating Expenses, excluding share based compensation and amortization and depreciation	$4,867,827	$5,592,726

Cash	$1,191,649	$581,339

Exchange Fees -

The exchange fee is charged to the Media Seller (the publisher) for all advertising transactions at variable rates on the gross amount indicated in the Order from each trade. The rates are independent for each Media Seller and vary based on volume of media and service levels.

Exchange Fees are billed to the Media Buyer along with the media during the reconciliation process. After payment is received for the media and the Exchange Fee, the cost of the media is then paid to the Media Seller. The Exchange Fees are currently NYIAX’s only source of revenue.

Revenue, net increased from $4,258 to $52,945, $48,687 (1,143%) from 2019 to 2020. In 2019 and 2020 NYIAX had a single Media Buyer and single Media Seller obtained through a Business Partner.

In 2020 and 2019, to entice Publishers and Advertising Agencies to use the NYIAX platform, the Exchange Fee rate’s were reduced as the Company commenced scaling its platform.

Operating Expenses, excluding share-based compensation and amortization and depreciation(“Expenses”) - Expenses decreased from $ $5,592,726 to $4,867,827, $724,899, or 13% from 2019 to 2020. The decrease was the result of the planned change in focus from platform development and platform testing to monetizing the platform via a sales and management’s overall efforts to reduce operating costs.

Cash increased through the issuance of common stock and generation of net revenues, offset by operating expenses.

Results of Operations

The following tables set forth our results of operations data and such data as a percentage of revenue for the periods presented. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	Year Ended December 31, 2020	Year Ended December 31, 2019
Revenue, net	$52,945	$4,258

Technology and development	$767,200	$1,012,200
Selling, general and administrative	4,100,627	4,580,526
Depreciation and amortization	204,351	8,031
Share based compensation	793,891	1,127,754
Operating Expenses	5,866,069	$6,728,511
Operating Profit	$(5,694,965)	$(6,724,253)

Other (income) expenses	$360,987	$(14,018)
Net loss	$(6,174,110)	$(6,710,235)

Revenue, net

Revenues increased to $52,945 from $4,258, or $48,687 (1,143%), from 2019 to 2020. In April 2021 NYIAX installed a chief revenue officer and NYIAX commenced. The chief revenue officer has initiated a revised sales and marketing plan. The increased revenue resulted from the implementation of the revised sales and marketing plan.

Technology and Development.

The Company’s technology and development expenses consist of (i) technology and development expensed as incurred, except to the extent that such costs are associated with software development that qualify for capitalization, which are then recorded as capitalized software development costs included in other assets, non-current on the Company’s balance sheet, and (ii) hosting costs.

Selling General and Administrative.

Selling general and administrative consists primarily of personnel costs, including salaries, bonuses, employee benefits costs and the Company’s sales and marketing personnel. Sales and marketing expense also includes costs for market development programs, promotional and other marketing activities, and costs associated with the Company’s executive, finance, legal, human resources, compliance, and other administrative personnel, as well as accounting and legal professional services fees, and rent.

Depreciation and Amortization

Depreciation and amortization increased from $8,031 to $204,351 primarily from the amortization of capitalized software costs that commenced January 1, 2020.

Share-Based Compensation

Share-based compensation expense related to stock options awards granted under the Company’s employee option plans, is measured and recognized in the financial statements based on the fair value of the awards granted. The fair value of each option award is estimated on the grant date using the Black-Scholes option-pricing model. We use the Black-Scholes model to calculate the fair value for all options granted, based on the inputs relevant on the date granted, such as the fair value of our shares, prevailing risk-free interest rate, etc. The value of the portion of the award, after considering potential forfeitures, that is ultimately expected to vest is recognized as expense in our statements of operations on a over the requisite service periods. Awards are subject to forfeiture until vesting conditions have been satisfied under the terms of the award. Determining the fair value of stock options awards requires judgment. The Company’s use of the Black-Scholes option pricing model requires the input of subjective assumptions.

Other (income) expenses

Other (income) expenses consist primarily of interest expense attributed the convertible note payable and amortization costs of the discount of the convertible note.

Provision for Income Taxes

NYIAX, Inc. is taxed as a “C” Corporation subject to federal, state and local income taxes.

The provision for income taxes consists primarily of federal and state income taxes. Actual results may also differ from our estimates based on changes in economic conditions. Such changes could have a substantial impact on the income tax provision. We reevaluate the judgments surrounding our estimates and make adjustments, as appropriate, each reporting period.

Our effective tax rate differs from the U.S. federal statutory income tax rate due to state taxes, utilizations of any net operating losses, potential technology and development tax credits, non-deductible share-based compensation, and other differences.

For the years ended December 31, 2020 and 2019, NYIAX did not have any income for tax purposes and therefore, no current tax liability or expense has been recorded in these financial statements.

At December 31, 2020, the Company has available net operating loss carryforwards (“NOLs”), of approximately $5.9 million to reduce future taxable income (generated from 2020). NOLs arising from tax years beginning after January 1, 2018 do not expire but are limited to 80% of taxable income. At December 31, 2020 the Company had approximately $18.5 million of deferred start-up costs which will be amortized over 15 years.

The following table below summarizes the financial highlights of our business:

	Nine Months Ended September 30, 2021	Nine Months Ended September 30, 2020
Revenue, net	$111,852	$31,665
Technology and development	512,058	617,200
Selling, general and administrative	4,377,390	3,030,561
Operating Expenses, excluding share based compensation and amortization and depreciation	$4,889,448	$3,647,761
Cash	$4,896,328	1,029,590

For the nine months ended September 30, 2021 compared to the none months ended September 30, 2020 revenue, net increased from $31,665 to $111,852, $80,187, or 253%. The increase was the result of NYIAX revised sales and marketing plan.

Operating Expenses, excluding share-based compensation and amortization and depreciation (“Expenses”) - For the nine month period ended September 30, 2021 compared to the none months ended September 30, 2020, Expenses increased from $3,647,761 to $ $4,889,448, $ 1,241,687 or 34%. The increase was the result of the planned change in focus from platform development to sales and monetizing the platform.

Cash - From December 31, 2020 to September 30, 2021 cash increased $3.9 million through the sale of convertible note payable ($6.8 million), exercise of warrants to purchase common shares ($1.5 million) and generation of revenues ($0.1 million), offset by Expenses.

Results of Operations

The following tables set forth our results of operations.

	Nine Months Ended September 31, 2021	Nine Months Ended September 30, 2020
Revenue, net	$111,852	$31,665

Technology and development	$512,058	$617,200
Selling, general and administrative	4,377,390	3,030,561
Depreciation and amortization	152,950	147,434
Share based compensation	2,214,666	524,108
Operating Expenses	$7,257,064	$4,319,303
Operating Profit	$(7,145,212)	$4,287,638)

Other (income) expenses	(553)	(20,153)
Interest Expense	1,706,498	169,686
PPP loan forgiveness	(361,605)	-
Other (income) expenses, net	1,344,340	149,533

Net loss	$(8,489,552)	$(4,437,171)

Revenue, net - For the nine months ended September 30, 2021 compared to the none months ended September 30, 2020, revenue, net increased from $31,665 to $111,852, $80,187, or 253%. In April 2021 NYIAX installed a chief revenue officer and NYIAX commenced monetizing the platform. The chief revenue officer has initiated a revised sales and marketing plan. The increased revenue resulted from the implementation of the revised sales and marketing plan.

Operating Expenses - For the nine months ended September 30, 2021 compared to the nine months ended September 30, 2020, operating expenses increased from $4,319,303 to $7,257,064, an increase of $2,937,761, or 68%. The increase was the result of the planned change in focus from platform development to sales and monetizing the platform. Selling, general and administrative costs increased from $3,030,561 to $4,377,390, an increase of $1,346,829 or 44%, with the hiring of sales staff. Share based compensation increased from $524,108 to $, $ 2,214,666 or 323%, with various awards to management.

Other (income) expenses, net - For the nine months ended September 30, 2021 compared to the none months ended September 30, 2020, other expenses increased from $149,533 to $1,344,340, an increase of $1,194,807. The increase is primarily interest expense of the convertible note payable ($1,706,498 - payment in kind interest, amortization and loss on conversion) partially offset by $361,605 gain upon debt extinguishment from gaining forgiveness for the Company’s paycheck protection loan.

Cash Flows

Operating Activities

For the nine months ended September 30, 2021 compared to the nine months ended September 30, 2020, net cash used in operating activities increased from $3,511,552 to $4,812,103, an increase of $1,300,551 or 37%. The increase operating activities negative cash flow was the result of the planned change in focus from platform development to platform testing and monetization and adding of a sales staff.

Financing Activities

For the nine month period ended September 30, 2021 the Company sold $ 6.9 million of convertible note payable and received $1.5 million from the exercise of warrants issued with the sale of the 2020 Convertible Note Payable and the 2021 Convertible Note Payable.

For the nine-month period ended September 30, 2020, the Company raised $2.9 million through the sale of the 2020 Convertible Note Payable, $0.7 million from the issuance of common share and secured a Payroll Protection Program loan of $361,605.

Liquidity and Capital Resources

For the nine months ended September 30, 2021, our operations lost approximately $8.5 million of which approximately $3.4 million were non-cash expenses.

The Company generated negative cash flows from operations of approximately $4.6 million for the nine months ended September 30, 2021. Historically, the Company’s liquidity needs have been met by the sale of common shares and convertible note payable.

As of September 30, 2021, NYIAX had total current assets of $5,015,702, of which $4,896,328 was cash and total current liabilities of $6,451,025, including $ 5,927,968 of convertible note payable.

The 2021 convertible Note has an annual rate of return of ten (10.0%) percent simple interest, which shall be paid as a Payment-in-Kind in the Company’s common stock valued at five ($5) dollars per share at the maturity date of the Note (March 30, 2022) or upon conversion.

In accordance with the terms of the securities purchase agreement on July 19, 2021, the 2020 Convertible Note Payable have converted to common shares. In accordance with the 2020 SPA, upon the sale or a series of sales of its equity or debt financing securities on or before the maturity date in which cumulative gross proceeds equal or exceed $5,000,000, the outstanding principal balance of the 2020 Convertible Note Payable and all accrued and unpaid interest, automatically converted into such equity or debt financing securities under the same terms and conditions as those equity or debt financing securities. The Company’s 2021 Convertible Note Payable offering had cumulative gross proceeds exceeding $5,000,000 of outstanding principal balance. Accordingly, all the 2020 Convertible Note Payable and all accrued and unpaid interest automatically converted into such common stock under the same terms and conditions as those Equity Securities purchased in the Financing Event.

The Company believes it has cash sufficient to meet working capital and capital requirements for at least twelve months from the issuance of these financial statements. Future capital requirements will depend on many factors, including the Company’s rate of revenue growth and its level of expenditures. Additionally, the Company is planning an initial public offering of its common stock. To the extent that the offering is not successful, or that existing capital resources, revenue growth and cash flow from operations are not sufficient to fund future activities, the Company may need to raise additional funds through equity or debt financing or curtail expenses. However, no assurances can be provided that additional funding or alternative financing will be available at terms acceptable to the Company, if at all.

The Company is also subject to certain business risks, including dependence on key employees, competition, market acceptance of the Company’s platform, ability to source demand from buyers of advertising inventory and dependence on growth to achieve its business plan.

Past Offerings

August 2016 Offering

On August 24, 2016, we conducted a final closing of a private placement (the “August 2016 Offering”) of our Common Stock at a price of $3.30 per share to accredited investors. In the offering, we raised a total gross proceeds of $3,232,027 and sold a total of 979,402 shares of Common Stock. The shares were offered through WestPark Capital, Inc. (“WestPark Capital”) as our placement agent on a “best efforts” basis. Our CEO, Robert E. Ainbinder, Jr., who was then not our CEO but a member of the board of directors, was employed as a registered representative with WestPark Capital at the time this offering was conducted.

We paid the placement agent a commission of 10% of the gross proceeds of the shares sold in the August 2016 Offering. We also issued the placement agent and its designees 165,953 shares of Common Stock, equal to 3% of the then outstanding Common Stock of the Company on a fully diluted basis.

Investors in the August 2016 Offering have a right of first refusal to purchase his or her pro rata share of the Equity Securities, as defined below, that the Company may, from time to time, propose to sell and issue after the August 2016 Offering, other than certain excluded securities including, but not limited to, securities issued to employees, officers, directors and advisors of the Company pursuant to stock option plans; securities issued for consideration other than cash pursuant to a merger, acquisition or business combination; and securities issued pursuant to stock split, stock dividend or recapitalization of the Company. The investor’s pro rata share is equal to the ratio of (a) the number of shares the investor is deemed to be a holder of immediately prior to the issuance of such Equity Securities to (b) the total number of shares of outstanding Common Stock (including all shares of Common Stock issued or issuable upon the exercise of any outstanding warrants, options or other convertible securities) immediately prior to the issuance of the Equity Securities of which the investor is deemed to be a holder immediately prior to the issuance of such Equity Securities. The term “Equity Securities” shall mean (i) any Common Stock, preferred stock or other equity security of the Company, (ii) any security convertible into or exercisable or exchangeable for, with or without consideration, any Common Stock, preferred stock or other equity security (including any option to purchase such a convertible security), (iii) any security carrying any warrant or right to subscribe to or purchase any Common Stock, preferred stock or other equity security, or (iv) any such warrant or right.

In the event that the Company effects an offering of equity or equity linked securities of the Company in an amount of at least $1,000,000 at a pre-money valuation (on a primary basis without taking into account the exercise of any options or warrants) that is lower than the post-money valuation of the Company after completion of the August 2016 Offering (on a primary basis without taking into account the exercise of any options or warrants), each investor in the August 2016 Offering shall receive additional fully-paid and non-assessable shares of the Company’s Common Stock from the Company so that upon receipt of such additional shares, the average cost to each investor in the August 2016 Offering of its shares of the Company’s Common Stock shall be reduced to the same pre-money valuation as that being sold to investors in the later offering that triggers this anti-dilution protection.

July 2017 Offering

On July 31, 2017, NYIAX conducted a final closing of a private placement (the “July 2017 Offering”) of our Common Stock at a price of $4.60 per share to investors. In the offering, NYIAX raised total gross proceeds of $5,498,000, charged to additional paid in capital, and sold a total of 1,195,306 shares of Common Stock.

The Company paid placement agent commissions and other fees of $693,998, charged to additional paid in capital, and issued 154,720 warrants exercisable at $0.01. The placement agent exercised these warrants within the year. The warrants were valued using the Black-Scholes option pricing model at $710,320 with the following assumptions: Volatility 61.7%; Risk-Free interest rate of 1.84%; Expected Term: 4.6 years.

In the event that the Company effects an offering of equity or equity linked securities of the Company in an amount of at least $1,000,000 at a pre-money valuation (on a primary basis without taking into account the exercise of any options or warrants) that is lower than the post-money valuation of the Company after completion of July 2017 Offering (on a primary basis without taking into account the exercise of any options or warrants), each investor in the July 2017 Offering shall receive additional shares so that upon receipt of such additional shares, the average cost to each investor of the July 2017 Offering of its shares of the Company’s Common Stock shall be reduced to a pre-money valuation equal to a twenty percent (20%) discount to the pre-money valuation of the later offering that triggers this anti-dilution protection. Our CEO, Robert E. Ainbinder, Jr., who was then not our CEO but a member of the board of directors, was employed as a registered representative with WestPark Capital at the time this offering was conducted.

June 2018 Offering

On June 6, 2018, we conducted a final closing of a private placement (the “June 2018 Offering”) of our securities to accredited investors at a price of $5.00 per unit, each consisting of (i) one share of Common Stock and (ii) one 5-year warrant to purchase one quarter of a share of Common Stock at an exercise price of $6.60 per share. In the offering, we raised a total gross proceeds of $5,649,410and sold a total of 1,129,882 units. The units were offered through WestPark Capital as our placement agent on a “best efforts” basis.

We paid the placement agent a commission of 10% of the gross proceeds of the shares sold in the June 2018 Offering. We also (i) paid the placement agent accountable expenses; (ii) issued the placement agent for consideration of $100 by the placement agent, at an exercise price of $3.30 per share, 10-year warrants to purchase 143,135 shares of Common Stock equal to 10% of the total number of Units issued in the June 2018 Offering; and (iii) paid the legal fees of the placement agent in connection with the offering.

In the event that the Company effects an offering of equity or equity linked securities of the Company in an amount of at least $1,000,000 at a pre-money valuation (on a primary basis without taking into account the exercise of any options or warrants) that is lower than the post-money valuation of the Company after completion of the June 2018 Offering (on a primary basis without taking into account the exercise of any options or warrants), each investor in the June 2018 Offering shall receive additional shares so that upon receipt of such additional shares, the average cost to each investor of the June 2018 Offering of its shares of the Company’s Common Stock shall be reduced to a pre-money valuation equal to a twenty percent (20%) discount to the pre-money valuation of the later offering that triggers this anti-dilution protection. Our CEO, Robert E. Ainbinder, Jr., who was then not our CEO but a member of the board of directors, was employed as a registered representative with WestPark Capital at the time this offering was conducted.

July 2019 Offering

On July 16, 2019, we conducted a final closing of a private placement (the “July 2019 Offering”) of our securities to accredited investors at a price of $5.50 per unit, each consisting of (i) one share of Common Stock and (ii) one 5-year warrant to purchase half of a share of Common Stock at an exercise price of $6.60 per share. In the offering, we raised total gross proceeds of $6,447,435 and sold a total of 1,172,261 units. The units were offered through WestPark Capital as our placement agent on a “best efforts” basis.

We paid the placement agent a commission of 10% of the gross proceeds of the shares sold in the July 2019 Offering. We also (i) paid the placement agent accountable expenses; (ii) issued the placement agent for consideration of $100 by the placement agent, at an exercise price of $3.30 per share, 10-year warrants to purchase 117,226 shares of Common Stock equal to 10% of the total number of Units issued in the July 2019 Offering; and (iii) paid the legal fees of the placement agent in connection with the offering.

In the event that the Company effects an offering of equity or equity linked securities of the Company in an amount of at least $15,000,000 at a price of less than $5.00 per equity security at a pre-money valuation (on a primary basis without taking into account the exercise of any options or warrants) that is lower than the post-money valuation of the Company after completion of the July 2019 Offering (on a primary basis without taking into account the exercise of any options or warrants), each investor in the July 2019 Offering shall receive additional shares so that upon receipt of such additional shares, the average cost to each investor of the July 2019 Offering of its shares of the Company’s Common Stock shall be reduced to a pre-money valuation equal to a twenty percent (20%) discount to the pre-money valuation of the later offering that triggers this anti-dilution protection. Our CEO, Robert E. Ainbinder, Jr., who was then not our CEO but a member of the board of directors, was employed as a registered representative with WestPark Capital at the time this offering was conducted.

March 2020 Offering

On March 31, 2020, we conducted a final closing of a private placement (the “March 2020 Offering”) pursuant to Rule 506(b) of Regulation D of our securities to accredited investors at a price of $5.50 per unit, each consisting of (i) one share of Common Stock and (ii) one 5-year warrant to purchase half of a share of Common Stock at an exercise price of $6.60 per share. In the offering, we raised total gross proceeds of $2,533,435 and sold a total of 460,616 units.

In the event that the Company effects an offering of equity or equity linked securities of the Company in an amount of less than $15,000,000 at a pre-money valuation (on a primary basis without taking into account the exercise of any options or warrants) that is lower than the post-money valuation of the Company after completion of the March 2020 Offering (on a primary basis without taking into account the exercise of any options or warrants), each investor in the March 2020 Offering shall receive additional fully-paid and non-assessable shares of the Company’s Common Stock from the Company so that upon receipt of such additional shares, the average cost to each investor in the March 2020 Offering of its shares of the Company’s Common Stock shall be reduced to a pre-money valuation equal to a twenty percent (20%) discount to the pre-money valuation of the later offering that triggers this anti-dilution protection.

December 2020 Convertible Note Payable Offering

On December 28, 2020, we conducted a final closing of a private placement (the “December 2020 Convertible Note Payable Offering”) of convertible note payable to accredited investors at a price of $5 per unit with a 50% five-year warrant coverage to the dollar value of the convertible note payable with an exercise price of $5 per share. In the offering, we raised total gross proceeds of $4,004,900. The convertible note payable have a 10% annual interest, payable in cash or in kind on October 30, 2021, the maturity date. In the event that the Company issues and sells equity securities on or before the maturity date in an equity financing in which cumulative gross proceeds equal or exceed $5,000,000, the outstanding principal balance of the convertible note payable and all accrued and unpaid interest shall be automatically converted into such equity securities under the same terms and conditions as such financing at a price per share equal to: (a) 80% of the price per share paid by the purchasers of such equity securities in such financing; or (b) If the Company were to complete an initial public offering (“IPO”) with gross proceeds equal or exceed $5,000,000, the conversion price of the convertible note payable and all accrued interest from the in-kind payment shall convert at a 15% discount to the IPO offering price. The warrants will expire in five years or at the closing of the Company’s IPO, whichever occurs first.

On July 19, 2021, our October 2021 Convertible Note Payable Offering (see below) had cumulative gross proceeds exceeding $5,000,000, which was a triggering event for automatic conversion of all outstanding principal balance of the convertible note payable and all accrued and unpaid interest of the December 2020 Convertible Note Payable Offering into shares of common stock under the same terms and conditions as those equity securities purchased in the October 2021 Convertible Note Payable Offering. Approximately 867,767 shares of common stock were issued pursuant to such conversion.

October 2021 Convertible Note Payable Offering

On October 12, 2021, we conducted a final closing of a private placement (the “October 2021 Convertible Note Payable Offering”) of convertible note payable to accredited investors at a price of $5 per unit with 50% five-year warrant coverage to the dollar value of the convertible note payable with an exercise price of $5 per share. In the offering, we raised total gross proceeds of $6,876,335. The convertible note payable have a 10% annual interest, payable in kind on March 30, 2022, the maturity date. In the event that the Company issues and sells equity securities or debt on or before the maturity date in a financing in which cumulative gross proceeds equal or exceed $5,000,000, the outstanding principal balance of the convertible note payable and all accrued and unpaid interest shall be automatically converted into such equity securities under the same terms and conditions as such financing at a price per share equal to: (a) 80% of the price per share paid by the purchasers of such equity securities or debt in such financing; or (b) If the Company were to complete an IPO with gross proceeds equal or exceed $5,000,000, the conversion price of the notes and all accrued interest from the in-kind payment shall convert at a 15% discount to the IPO offering price. The warrants will expire in five years or at the closing of the Company’s IPO, whichever occurs first.

Piggy-Back Registration Rights

Each investor in the August 2016 Offering, July 2017 Offering, June 2018 Offering, July 2019 Offering and March 2020 Offering are entitled to standard “piggy back” registration rights on all registrations of the Company effected for other investors. The Company’s underwriters may reduce the number of shares proposed to be registered in any such registration pro rata based on market conditions. The representative of the underwriters of this offering advised the Company that, in its opinion, inclusion in this registration statement of shares of common stock requested by investors of the past offerings exceeds the number of shares of common stock which can be sold in this offering without adversely affecting the marketability of the offering. Accordingly, the Company will not include in this registration statement any shares of common stock requested to be included herein by investors in our prior offerings.

Shareholders’ Agreement

Each shareholder of the Company entered into a Shareholders’ Agreement with the Company which contains restrictions on transfer of their shares including a lock-up provision pursuant to which no person may sell or transfer any shares until that date that is 180 days from the date of an initial public offering of the Company. The Shareholders’ Agreement will terminate upon the earlier to occur of the following: (a) written agreement of holders of 60% of the shares, or (b) upon the occurrence of a public offering, or the Company’s becoming subject to the reporting requirements of Section 12 of the Securities Act.

Other:

NYIAX Platform and Nasdaq

The NYIAX platform as developed in a world-wide exclusive collaboration with Nasdaq. NYIAX and Nasdaq have entered into co-patent agreements for the adaptations of this technology to any financial matching engine and framework for advertising and any asset class of instrument or security.

In July 2017, Nasdaq and NYIAX signed a Joint Intellectual Property Ownership Agreement setting forth property rights related to a filed co-patent, which is titled: “Method for Electronic Trading of Futures and Forwards Contracts for Highly Variant Inventories.” The methodology set forth in the proposed patent allows exchange trading of a variety of highly heterogeneous inventories; such as, but not limited to, advertising, insurance, container shipment, SWAPs101, “Designer” Bespoke Tranche, petroleum and industrial Chemicals, agricultural seeds, FLEX Options103, unstructured (presently) debt, real estate, wine and spirits by creation of encoded unique and durable inventory descriptors (defined as “tokens”) from a superset of exchange defined inventory characteristics (defined as “attributes”). Buyers and sellers can then state their firm trading intentions for such variant inventory instances, setting stage for their continuous electronic matching and forward contracts formation.

NYIAX and Nasdaq have entered into several agreements to build the NYIAX platform. On December 21, 2015, NYIAX and Nasdaq entered into a Design Study Agreement, pursuant to which the design study for adapting and creating of the functional specification to build the NYIAX marketplace and platform was completed. Further, on May 2016, NYIAX entered into a services agreement (the “IT Services Agreement”) with Nasdaq for building and completion of the specification of the design study from December 20, 2015, which included exclusivity and binds Nasdaq to work only with NYIAX until October 2021 in the scope of advertising and marketing-based exchanges and platforms. On December 30, 2020, NYIAX and Nasdaq entered into an amendment to the IT Services Agreement to extend the term of the agreement for an additional 10 years until April 5, 2032.

Moreover, on December 8, 2017, NYIAX and Nasdaq jointly filed a patent application for a US patent (Applicants: Nasdaq Technology AB and NYIAX, Inc.), which represents NYIAX and Nasdaq’s combined effort and innovation to extend financial trading platform in order to bring any type of asset class on exchange. The application was subsequently published on June 13, 2019 and a patent was issued on March 31, 2020 (Patent No. 10,607,291). This joint ownership of innovation and enhancements to financial trading platforms extends NYIAX and Nasdaq’s technology cooperation not just for advertising and media, but also for other complex asset classes which can be brought on a financial trading platform. The inventors of patent are Richard Payne, Valery Gridnev from Nasdaq Technology AB and Mark Grinbaum, Carolina Abenante and Sergey Tsoy from NYIAX.

NYIAX is obligated to pay NASDAQ an annual license fee and revenue sharing pursuant to the agreement.

Other Contractual Obligations

In September 2021, the Company entered into an operating sub-lease for office space at 180 Maiden Lane, New York, NY 10005. The sub-lease will expire on June 29, 2025. Base rent is $14,800 per month, with 2% increase per annum commencing on the first anniversary of lease commencement. There is a rent concession of three months following November 1, 2021.

Off-Balance Sheet Obligations and Arrangements

Through September 30, 2021, the Company did not have any relationships with unconsolidated organizations or financial relationships, such as structured finance or special purpose entities that would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Quantitative and Qualitative Disclosures about Market Risk

All the Company’s revenue, net is derived from Media Buyers and Media Sellers within the United States. NYIAX’s operations are primarily within the United States, although certain contractors are located outside the United States. All contractor payments are denominated in US Dollars. Although we are exposed to market risks in the ordinary course of our business, we do not hedge our activities. These risks include primarily interest rate and inflation risks.

Interest Rate Risks

Our cash consisted of cash in banks accounts insured by the FDIC. In the future, NYIAX will place cash equivalents in marketable securities consist of cash, money market funds, commercial paper, and U.S. Treasury and government debt securities. The primary objective of our investment activities will be to preserve principal while maximizing income without significantly increasing risk.

Increasing Interest Rates may increase investment risk and limit the Company’s ability to sell securities. We do not hedge our activities.

Inflation Risk

We do not believe that inflation has had a material effect on our business, results of operations, or financial condition. If our costs were to become subject to significant inflationary pressures, our inability or failure to do so could adversely affect our business, results of operations, and financial condition. We do not hedge our activities.

Critical Accounting Policies and Estimates

We prepare our financial statements in accordance with GAAP. The preparation of the financial statements requires us to make estimates and assumptions that affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, and reported amounts of revenue, net and expenses. We evaluate our estimates and assumptions on an ongoing basis using historical experience and other factors and adjust those estimates and assumptions when facts and circumstances dictate. Actual results could materially differ from these estimates and assumptions.

We believe estimates and assumptions associated with the evaluation of revenue recognition criteria, including the determination of revenue reporting as net versus gross in our revenue arrangements, as well as internal use software development costs, fair values of share-based awards, and income taxes have the greatest potential impact on our financial statements. Therefore, we consider these to be our critical accounting policies and estimates.

Revenue Recognition

NYIAX brings together Media Buyers (brands, advertisers or agencies) and Media Sellers (publishers or media) to execute media sales contracts. NYIAX receives a fee upon completion of the media contract. NYIAX does not take ownership of or positions in the media at any time during the process.

Generally, the Company bills Media Buyers the gross amount of advertising, including the Company’s commissions or fees in a single invoice and pays the Media Seller upon receipt. The Company’s accounts receivable are recorded at the amount of gross billings for the amounts it is responsible to collect, and accounts payable are recorded at the amount payable to Media Seller.

Substantially all of the Company’s revenues are recognized when the contract reconciliations are completed and accepted by the Media Buyer and Media Seller. All contracts have fixed pricing and the Company’s revenue is based on the size of the contract.

The Company maintains agreements with each Media Buyer and Media Seller which set out the terms of the relationship.

The Company considers all revenues as arising from contracts with customers. Revenue is recognized based on the five-step process outlined in the Accounting Standards Codification (“ASC”) 606:

Step 1 – Identify the Contract with the Customer – A contract exists when (a) the parties to the contract have approved the contract and are committed to perform their respective obligations, (b) the entity can identify each party’s rights regarding the goods or services to be transferred, (c) the entity can identify the payment terms for the goods or services to be transferred, (d) the contract has commercial substance and it is probably that the entity will collect substantially all of the consideration to which it will be entitled in exchange for the goods or services that will be transferred to the customer.

Step 2 – Identify Performance Obligations in the Contract – Upon execution of a contract, the Company identifies as performance obligations each promise to transfer to the customer either (a) goods or services that are distinct, or (b) a series of distinct goods or services that are substantially the same and have the same pattern of transfer to the customer. To the extent a contract includes multiple promised goods or services, the Company must apply judgement to determine whether the goods or services are capable of being distinct within the context of the contract. If these criteria are not met, the goods or services are accounted for as a combined performance obligation.

Step 3 – Determine the Transaction Price – When (or as) a performance obligation is satisfied, the Company shall recognize as revenue the amount of the transaction price that is allocated to the performance obligation. The contract terms are used to determine the transaction price. Generally, all contracts include fixed consideration. If a contract did include variable consideration, the Company would determine the amount of variable consideration that should be included in the transaction price based on expected value method. Variable consideration would be included in the transaction price, if in the Company’s judgement, it is probable that a significant future reversal of cumulative revenue under the contract would not occur.

Step 4 – Allocate the Transaction Price – After the transaction price has been determined, the next step is to allocate the transaction price to each performance obligation in the contract. If the contract only has one performance obligation, the entire transaction price will be applied to that obligation. If the contract has multiple performance obligations, the transaction price is allocated to the performance obligations based on the relative standalone selling price at contract inception.

Step 5 – Satisfaction of the Performance Obligations (and Recognize Revenue) – Revenue is recognized when (or as) goods or services are transferred to a customer. The Company satisfies each of its performance obligations by transferring control of the promised good or service underlying that performance obligation to the customer. Control is the ability to direct the use of and obtain substantially all of the remaining benefits from an asset. It includes the ability to prevent other entities from directing the use of and obtaining the benefits from an asset. Indicators that control has passed to the customer include: a present obligation to pay; physical possession of the asset; legal title; risks and rewards of ownership; and acceptance of the asset(s). Performance obligations can be satisfied at a point in time or over time.

The Company has determined that it is acting as an agent for the Media Seller as (i) NYIAX does not obtain control of the Seller’s media (goods& services) before transferring control to the Buyer. The Seller has control of the media. Specifically, NYIAX does not control the specified media before transferring the media to the Media Buyer, the Company is not primarily responsible for the performance of the Media Seller, nor can the Company redirect those services to fulfill any other contracts. (ii) NYIAX does not have inventory or credit risk for the media. And (iii) The Media Seller establishes the pricing in the Smart-Contracts14 (self-executing contracts which are automatically effectuated by the terms of the agreement between buyer and seller), and the Media Buyers and Media Sellers agree to the pricing.

Internally Developed Software

The Company capitalizes or expenses costs associated with creating internally developed software related to the Company’s technology infrastructure in accordance with the following policies.

I - Preliminary project stage activities undertaken in the preliminary project stage are analogous to research and development activities (pre-project planning and evaluation activities) and are expensed as incurred. Pilot projects are also to be expensed as it is deemed to be research and development costs.

II - Application development stage costs are capitalized when all of the following occur:

1.	the preliminary project stage has been completed;

2.	management authorizes and commits to funding the project; and

3.	it is probable that the project will be completed and the software will be used to perform the function intended.

The costs of certain activities typically incurred in this phase are capitalized, which include (but are not limited to):

●	External direct costs when management maintains discreet records of the expenses;

●	Direct payroll and payroll-related costs to the extent discreet time records of the expenses records indicate; and

●	Interest costs (if any incurred at the entity level).

Capitalization ceases at the earlier of when:

i.	it is no longer likely that the project will be completed and placed into service; or

ii.	the project is substantially complete and ready for its intended use.

Income Taxes

Financial Accounting Standards Board (“FASB”) has issued guidance mandating how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. The standards requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company’s tax returns to determine whether the tax positions are more-likely-than-not of being sustained upon examination by the applicable tax authority, based on the technical merits of the tax position, and then recognizing the tax benefit that is more-likely-than-not to be realized. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current reporting period. Management has analyzed the tax positions taken by the Company, and has concluded that as of September 30, 2021 and December 31, 2020 and 2019, no uncertain positions are taken or are expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

[14]	IBM, What are Smart Contracts on Blockchain? IBM.com/topics/smart-contracts Smart contracts are simply programs stored on a blockchain that run when predetermined conditions are met. They typically are used to automate the execution of an agreement so that all participants can be immediately certain of the outcome, without any intermediary’s involvement or time loss. They can also automate a workflow, triggering the next action when conditions are met.

The Company’s policy is to record interest expense and penalties pertaining to income taxes in operating expenses. For the nine month period ended September 30, 2021 and for the years ended December 31, 2020 and 2019, there were no interest and penalties expenses recorded and no accrued interest and penalties.

Deferred Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including net operating loss carryforwards (“NOL’s”), and liabilities, are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Realization of the deferred income tax asset is dependent on generating sufficient taxable income in future years. The amount of the deferred income tax asset considered realizable, if any, could be reduced in the near term if estimates of future taxable income are reduced.

Share-Based Compensation

The Share based compensation expense related to stock options and restricted stock awards which are referred to collectively as options and awards granted under the Company’s employee option plans, is measured and recognized in the financial statements based on the fair value of the awards granted. The fair value of each option award is estimated on the grant date using the Black-Scholes option-pricing model. We use the Black-Scholes model to calculate the fair value for all options granted, based on the inputs relevant on the date granted, such as the fair value of our shares, prevailing risk-free interest rate, etc. The value of the portion of the award, after considering potential forfeitures, that is ultimately expected to vest is recognized as expense in our statements of operations on a over the requisite service periods. Awards are subject to forfeiture until vesting conditions have been satisfied under the terms of the award. Determining the fair value of stock options awards requires judgment. The Company’s use of the Black-Scholes option pricing model requires the input of subjective assumptions.

Recent Accounting Standards

No new accounting standards adopted have been adopted in the interim period.

BUSINESS

Our Company

NYIAX is a financial and advertising technology company founded in 2012 by Carolina Abenante and Mark Grinbaum, who formulated the genesis of NYIAX’s business model to bring financial platform technology and financial rigor to the advertising industry. NYIAX’s platform is built on the Nasdaq financial framework (“NFF”). NYIAX utilizes smart contracts and blockchain technology as its core ledger, which enables contract formation, compliance and reconciliation. NYIAX’s utilization of financial technology brings automation of many manual and outdated processes to the advertising industry.  Our mission is to connect buyers and sellers, enabling trusted, secure, and efficient transactions.

NYIAX’s business model is focused on the creation of a marketplace where advertising inventory, campaigns and audience can easily be listed and sold through utilization of highly efficient financial trading technology. A media buyer (“Media Buyer”) is typically an advertiser, advertising agency or intermediary that buys on behalf of an advertiser. A media seller (“Media Seller”) is typically a publisher of content, such as websites, magazines, billboards, network TV, mobile or desktop applications or other content, or a Supply or Sell Side Platform 15 (SSP, which refers to a technology platform enabling web publishers and digital out-of-home media owners to manage their advertising inventory, fill it with ads, and receive revenue). NYIAX has developed a technology platform which provides Media Buyers and Media Sellers a marketplace where advertising or audience campaigns are listed, bought, sold and re-traded as if they were a financial instrument through a forward or a future contract methodology.

Advertising Industry

Due to the growth of the advertising industry, it has developed an extraordinarily complex technology (“ad-tech”) ecosystem, designed to monetize every available and perishable ad16 impression and unit of audience data. However, the ad-tech ecosystem has yet to address direct advertising, guaranteed advertising and agency or advertiser discounted advertising, which for the most part is sold by Media Sellers directly to Media Buyers through non-automated methods, whereby physical contracts are negotiated, signed, and sent by fax, email, and mail between parties. This is a cumbersome and non-automated process, which is ripe with tracking and reconciliation issues, as well as a loss of data on the contract terms and transactions.

The advertising industry has grown significantly in the past twenty years.17 According to eMarketer (a frequently quoted research company which claims to source information from 3,000 sources), the total global advertising spend for 2022 is estimated to be over $783 billion, which is an approximately 6.1% increase over the 2021 spending.18 In April 2021, eMarketer forecasted that U.S. digital ad spending will increase by 25.5% in 2021, representing the fastest growth rate since 2018, as the ad market and wider economy continue to recover from the pandemic, and estimated that the total media ad spending will rebound by 18.0% in 2021 after a flat 2020.19 The United States is anticipated to remain the world’s largest advertising market, with U.S. digital ad revenue spending estimated in 2021 to be at $191.09 billion, compared to $152.25 billion in 2020.20

[15]	IAB, The Programmatic Supply Chain Deconstructing the Anatomy of a Programmatic CPM, page 3, March 2016, Software used by publishers to aggregate, consolidate, and manage available demand sources and exchange inventory. Sometimes includes ad serving functionality
[16]	Ad means advertising. Ad and advertising will be used interchangeably in this filing.

[17]	ADI summit survey 2017 as cited in Adobe Digital Insights, Advertising Report, March 21, 2017.

[18]	searchengineland.com/coronavirus-emarketer-lowers-global-ad-spend-projections-for-2020-331077

[19]	US Digital Ad Spending 2021, Investments in Video and Performance-Oriented Ads Drive Pandemic Gains, Nicole Perrin, eMarketer, April 14, 2021

[20]	www.emarketer.com/content/us-digital-ad-spending-2021

Total U.S. Media Ad Spending Estimates from 2021 to 2025 (March 2021)	U.S. Digital Ad Spending 2019-2024 (March 2021)

Advertising Market Challenges

Overview

Each party in the digital ecosystem has its share of challenges. Media Sellers (i.e., publishers, or content providers) are faced with the challenge of creating content and maintaining a relationship with their audience. The primary revenue stream for publishers is the sale of advertising space based on their content, which is normally sold on an individual view (i.e. when an ad is actually seen by the user), or impression basis (i.e. a single display of online content to a user’s web-enabled device). Media Buyers (i.e., advertisers, or advertising agencies and their marketing clients) understand that they need to design media plans that reach and engage their target customers in the most cost-effective and efficient manner. Media Buyers achieve this through a combination of reach-based brand messaging and targeted metrics-focused advertising.

Traditionally, Media Sellers have deployed their own direct sales teams to sell their future advertising inventory. This allows Media Sellers to control sales packages, pricing models, and revenue forecasting, while strengthening the direct relationship with Media Buyers. While some premiere Media Sellers can sell most of their inventory, on average, their sales teams are only able to sell approximately 12% of the available inventory, leaving the balance unsold or undersold21.

Direct Sales Process - Most direct sales are processed at both the agency and publisher sides manually, with publisher sales teams receiving descriptions of campaign metrics and desired targeting and responding with proposals of prices and volumes of advertising inventory which may or may not meet the buyer’s criteria. A manual negotiation process through emails, phone calls, and spreadsheets then occurs before a deal is struck. This process is unstructured, prone to errors and revisions, with limited oversight, and a need for a sales team with contacts or relationships with possible partners.

High and Opaque Fees - The Programmatic “Ad Tech Tax” The Association of National Advertisers (ANA) reported only $0.58 of every $1 spent by advertisers was actually spent on media22. The remaining $0.42 represented leakage to what is referred to as the “Ad Tech Tax23 ” or “Programmatic Tax”. This $0.42 was investment consumed by data and transaction fees (fees from ad tech providers) across the supply chain.

[21]	Lauren Fisher, eMarketer, April 25, 2019 By 2021, estimate almost 88%, of all U.S. digital display ad dollars will transact programmatically.

[22]	Programmatic: Seeing Through the Financial Fog; An In-Market Analysis of Programmatic Media at the Transaction Level. ANA, May 18, 2017 (www.ana.net/miccontent/show/id/ii- programmatic-financial-fog)

[23]	Jeff Hirsch, Ad Tech Tax, Or A Reality Of Doing Business?, May 4, 2017

Cookies24 and third party25 data - Due to various privacy regulations, cookies are schedule to be depreciated in 202326. This would drive the industry back to a more one-on-one relationship between publisher, advertiser and providers of contextual information where the publisher maintains the relationship with the consumer. New approaches to replace the cookie have been proposed, which, together with regulation around data protection and privacy laws, are driving a lot of uncertainty related to targeting and measurement for the advertising industry.

First Party Data. As a result of the industry transition back to a first party data and consumer relationship, NYIAX is positioned not only to support these transactions but also to enable a new approach to auditing the ecosystem from a monetary and compliance perspective, due to the use of Blockchain technology, which provides an auditable and trusted layer of technology for each participant.

Continued fragmentation in the distribution of media. As digital transformation accelerates, this creates challenges and opportunities for the advertising-funded internet. Fragmentation impacts digital platform technologies and media distribution types. Connected TV and gaming are two recent growth examples. New platform technologies and content distributions channels will emerge. We believe it is essential to focus our product and services capabilities on consolidated workflows staying agnostic to Media/delivery types, verification/measurement partners and focus our effort on supporting NYIAX’s exchange capability on the end-to-end contract management and compliance,

What We Do

NYIAX is a marketplace where advertising inventory, campaigns and audiences can easily be listed and sold through utilization of highly efficient financial trading technology. NYIAX platform which provides Media Buyers and Media Sellers a marketplace where advertising or audience campaigns are listed, bought, sold, and re-traded as if they were a financial instrument through a forward or a future contract methodology; thereafter, the trade or contract27 flows directly into the Hyperledger Fabric Blockchain for contract management, reconciliation and automation purposes.

A media buyer (“Media Buyer”) is typically an advertiser, advertising agency or intermediary that buys on behalf of an advertiser. A media seller (“Media Seller”) is typically a publisher of content, such as websites, magazines, billboards, connected television, network TV, mobile or desktop applications, other content or any proxy for content.

[24]	Kapersky, Kapersky.com/resource-center/definitions/cookies, Cookies are text files with small pieces of data — like a username and password — that are used to identify your computer as you use a computer network. Specific cookies known as HTTP cookies are used to identify specific users and improve your web browsing experience. Data stored in a cookie is created by the server upon your connection. This data is labeled with an ID unique to you and your computer. When the cookie is exchanged between your computer and the network server, the server reads the ID and knows what information to specifically serve to you.

[25]	Epsilon, epsilon.com/us/insights/trends/third-party-cookies Third-party cookies specifically are created and placed by websites other than the website you’re visiting. Some common uses include cross-site tracking, retargeting and ad serving.

[26]	Vinay Goel, An updated timeline for Privacy Sandbox milestones, June 24, 2021

[27]	Trade is a match between two orders: order from the Media Buyer and corresponding order from the Media Seller. Trade and contract within this filing will be used interchangeably.

Durable inventory in this market consists of targeting, terms, and descriptions of the contracts between counterparties on the exchange, such as the example below, Media Type: Display, Geo/Geography, Payment Date: Q1 2021. This allows NYIAX to take a complex contract or asset and trade it on exchange. The NYIAX platform allows NYIAX to trade with efficiency, scale trading and reconcile with the Nasdaq financial framework; thereby, enabling the NYIAX platform to provide Media Buyers, Media Sellers and intermediaries within the advertising ecosystem with the ability to manage the full contract compliance during the life cycle of an advertising contract.

Our Role in the Industry

We believe that NYIAX provides a solution to the advertising marketplace challenges through the creation of a trusted, transparent, efficient, and auditable marketplace and platform where Media Buyers and Media Sellers can discover, negotiate, trade, reconcile and bill all in one platform, while ensuring compliance with advertising contracts. We are of the belief that NYIAX is the first to bring this level of automation, efficiencies, financial rigor, and auditability to the advertising industry

Our platform is a key component connecting the Media sellers, Media buyers and intermediaries within the advertising supply chain.

Opportunity

Total media spend in the U.S. in 2021 is expected to be $317.98 billion. Over the next five years, that number is expected to grow to nearly $396.52 billion28. In their March 2021 spend report, eMarketer reported that “Digital media continues to pull in higher-than-expected spending where digital advertising represents 54.2% of total media ad spending. eMarketer has raised its estimates for the segment, as TV and print budgets are shifting toward digital and mobile formats. Digital advertising is so widespread that more local, small, and medium-sized businesses are allocating dollars to the medium”29.

We believe we have the opportunity to solve up-front and backend supply chain issues plaguing the industry and enable advertising spend to be transacted directly and transparently between buyers (advertisers/agencies) and sellers (publishers). NYIAX provides the automation for advertisers to trade contracts in a delivery agnostic way, combining financial trading and advertising technology in one platform and thereby enabling publishers to buy, sell, and re-trade premium advertising inventory as guaranteed contracts.

[28]	searchengineland.com/coronavirus-emarketer-lowers-global-ad-spend-projections-for-2020-331077, eMarketer, March 2020.

[29]	www.emarketer.com/content/emarketer-total-media-ad-spending-worldwide-will-rise-7-4-in-2018

Our Strengths

We believe the strengths stated below provide us with an advantage in the industry we operate in.

End to End Platform.  Our platform enables clients to save time and money on (i) outdated and manual processes; (ii) discovery and negotiation of deals; and (iii) reconciliation and billing, providing financially rigorous transparency and automation to the contracting process across the media eco systems.

Technology Innovation.  Our use of Nasdaq technology, our patented adaptation to financial trading systems, and our use of other innovative technologies, such as distributed ledgers and smart contracts enables us to interoperate with both the financial markets and the new technologies as they evolve, thereby providing both NYIAX and its customers increased efficiency in automation as digital transformation accelerates.

Two-Sided Market. NYIAX’s unique approach of having a two-sided marketplace enables publishers and agencies to describe, negotiate, and trade the inventory while enabling and maintaining contract, descriptors and attributes standards. Our approach directly improves upon the current advertising industry Private Marketplaces and Automated Guaranteed (AG) platforms. The current advertising industry models are auctions based on first or second price for the inventory, while NYIAX enables dynamic pricing which allows buyers and seller to “simultaneous utilize their pricing benchmarks, contract constraints and business rules,” thereby providing a market for both buyer and sellers to transact media efficiently at scale.

Agnostic and Complimentary Nature. Our Platform is agnostic and complimentary to the current technology partners our clients prefer for delivery, tracking and media types, thereby enabling us to offer service and value to our customers across the ecosystem. For example, we originally developed our platform to work with Ad Contract delivery occurring through the primary publisher and agency ad serving technology, whereas today we also support delivery of media via both direct and indirect delivery platforms via our relationships with Supply or Sell Side Platforms (SSPs, which refer to technology platforms enabling web publishers and digital out-of-home media owners to manage their advertising inventory, fill it with ads, and receive revenue).

NYIAX plans to follow the new industry standards around third party cookie and data and intends to support the emerging solutions for campaigns and transaction on the NYIAX platform.

Our Growth and Scale Strategy

NYIAX focuses on the below areas to enable growth and scale of the NYIAX platform for is clients and partners.

●	Publisher Supply listing and availability via direct and indirect channels, balanced with agency and advertiser demand needs.

●	Continued expansion and maintenance of the Omni channel demand and supply as distribution evolves to new media types.

●	As demand from the buy side of the market dictates, we will continue to expand internationally. We have initially focused on the United States, however, interest from global markets will enable both growth and scale over time.

●	Automation with technology is core to the growth and scale of the business. Reducing costs for us and our clients, which enables increased productivity and efficiency.

New Market Opportunities

We are of the belief that NYIAX’s exchange may be extendable to other markets, and have received unsolicited interest based on business development efforts with corporations that have inquired about using our platform for other markets. This interest is based on the jointly owned patent with Nasdaq that allows for trading of assets in many other markets. If we were to take a more profound consideration of these ancillary opportunities, we would need to consider the following:

●	Financial resource requirements;

●	Enhance organizational and operational maturity; and

●	Sufficient market expertise in cooperation or inside NYIAX.

Management will continue to review opportunities to extend our platform to other markets as of the date of this Registration Statement have no agreements to develop technology, or partner.

NYIAX will continue to extend the product and service to support our growth. Advertising delivery/verification cooperation and integrations increase the efficiency and cost-effectiveness of both NYIAX and our customers. Improvements to this infrastructure, API’s enable us to interoperate automatically with partners.

Our Platform

NYIAX provides a Forward/Future trading marketplace that is expected to allow Media Sellers and Media Buyers to transact digital advertising inventory with an elevated level of transparency for pricing and inventory details. NYIAX will provide a comprehensive platform for clients, and support integrations with existing client vendors for seamless onboarding. All trading activity is intended to be recorded in the ledger on the Blockchain.

The NYIAX product is organized into feature modules:

Customer Setup: supports the onboarding of clients into the platform.

●	Discovery: enables both buy and sell sides to view/sort the market.

●	Negotiation: negotiates contract terms, price, volume, inventory, and campaign attributes.

●	Trading: instruments can be traded (sell, buy, and resell).

●	Delivery: consists of a few steps. Pre-delivery, which is generally a 14-day period, is a lock-down period prior to delivery where an instrument can no longer be traded, and the campaign is properly configured with both parties. Delivery is when the ad is delivered and both parties can view the impression reporting and pacing.

●	Reconciliation: post-delivery is after the close of the delivery period, when any delivery issues are reconciled, and final billing is processed, happening near simultaneously with delivery.

●	Billing: enables multiple billing workflows based on contract terms and counterparties.

●	Compliance: end to end audits of key elements of the process to ensure compliance.

How Participants Use the NYIAX Platform

Buy-Side

Media Buyers can view the current market pricing via filters. Initially, the most common method will be for a Media Buyer to use different filters to see what instruments are available at various prices. However, a Media Seller could give the buyer a particular symbol, which is visible in the standard public market, or only available in a limited private market with a discounted price, mirroring the Private Marketplace Deal ID30 mechanism currently used in the current Real Time Bidding environment. In addition to the general instrument attributes, advertisers can specify their potential Media Buyers, which will then be matched against any existing restrictions, referred to as blocklists (which allow ads to be prevented from running on specific websites and apps), set by the Media Seller.

Sell-Side

NYIAX helps Media Sellers create Ad Instruments (listings) on the exchange, based on current forecasting and sales packages. If Media Sellers are already offering Automated or Programmatic Guaranteed packages, we can utilize those either directly in NYIAX’s platform or through integration with their existing vendor. For the initial launch period with any new seller, we will provide these services to Media Sellers on a fully managed basis through our upload tools. In the long-term, we expect the Media Sellers to be able to create their own instruments or push from an existing Automated Guaranteed system as self-service.

The NYIAX Platform enables the Media Buyers and Sellers the ability to transact similar to a Spot, Flex Option, and Futures style market, which can require payment on trade or on any aspect of payment settled between Media Buyer and Seller within the order book and is a significant change compared to the advertising industry’s current payment terms.

Further, our Forwards/Futures (direct31, RFP32 and RFQ33) market is focused on the underserved and highly manual direct transactions that continue to exist in the high value portion of the advertising market. These are conducted via known counterparties and consist of upfront buys typically conducted in advance and in bulk toward the beginning of the year and ongoing individual buys purchasing inventory for a specific quarter or month.

In addition to supporting payment on trade and payment-net-delivery options, NYIAX supports intermediary buyers acting as liquidity providers. This enables Media Sellers the opportunity to receive payments in advance of delivery at a reduced rate, without affecting the payment plans and methods of Media Buyers.

Below is a snapshot of the Platform Workflow:

[30]	marketingland.com/navigating-modern-ad-serving-stack-part-3-private-marketplaces-deal-id-128234, “Deal ID” is a component of the Real Time Bidding technology standard (Open Real Time Bidding). It allows publishers to take their inventory off the open auction and place it in an invitation-only area.
[31]	Direct marketing consists of any marketing that relies on direct communication or distribution to individual consumers, rather than through a third party such as mass media. Mail, email, social media, and texting campaigns are among the delivery systems used. It is called direct marketing because it generally eliminates the middleman, such as advertising media.

[32]	A request for proposal (RFP) is a business document that announces a project, describes it, and solicits bids from qualified contractors to complete it. Most organizations prefer to launch their projects using RFPs, and many governments always use them.

[33]	A request for quote (RFQ), also known as an invitation for bid (IFB), is a process in which a company solicits select suppliers and contractors to submit price quotes and bids for the chance to fulfill certain tasks or projects. The RFQ process is especially important to businesses that need a consistent supply of a specific number of standard products. Companies may send RFQs alone or before a request for proposal (RFP).

Our Technology

The key differentiators of the NYIAX technology include the following.

●	Promotes transparency in the supply chain with interoperability between multiple blockchain implementations.

●	Standardizes contract types including key variable contract terms, creating increased liquidity and compliance for market participants.

●	Enables rapid development and deployment of the capital markets infrastructure, with cloud and container-based architecture.

●	Reduces reconciliation and manual task costs for buyers and sellers, with automation of contract workflow.

●	Enables contract and data compliance capabilities for the full contracting lifecycle with standard financial exchange grade technology via Nasdaq.

NYIAX Blockchain Implementation

By using Blockchain as the transaction ledger, NYIAX can provide an additional level of permitted transparency to its clients, while developing an accurate historical data set which can be utilized for auditing, compliance, and financial transparency. As our clients and the industry transition to this new technology, we believe it is important to expand our implementation from a private centralized Blockchain, into a decentralized or distributed system.

The image below depicts the structure of how the NYIAX/Nasdaq platform connects clients and partners in the advertising ecosystem.

ITCH supports market data and is a direct data-feed protocol such as TCP (Transmission Control Protocol) or UDP (User Datagram Protocol). ITCH makes it possible for subscribers to track the status of each order from the time it is first entered until the time it is either executed or canceled.

Financial Information eXchange (FIX) protocol is an electronic communications protocol initiated in 1992 for international real-time exchange of information related to securities transactions and markets.

Our Clients

NYIAX has signed participants on the NYIAX platform through a master service agreement which describes the terms and the conditions of both Media Buyers (advertisers, advertising agencies and others buying advertising placement and audience on the NYIAX platform) and Media Sellers (publishers who own advertising inventory). NYIAX has signed agreements with various public and private companies and has commenced commercial use of the NYIAX platform as of 2021.

NYIAX has continued to strengthen the sell side of its marketplace by adding premium publishers and supply partners, extending NYIAX’s supply footprint into digital out-of-home (DOOH) and in-game advertising, marking significant progress towards NYIAX becoming an omnichannel marketplace.

As of December 3, 2021 the NYIAX platform had over 1,970 active sell orders with a total market value of nearly $1.4 billion and the NYIAX marketplace provides buyers with direct access to over 115 billion impressions, representing inventory across the digital display, video, mobile, DOOH and in-game channels.

Our Competition

As a new modality in advertising, we compete against existing forms of buying and selling media. It is essential to note that we also complement current industry technologies and partner with them, many of which have existed in the marketplace for years and have more readily access to technology, more relationships, and significantly greater financial and human resources than us.

Competition in our market involves rapidly changing technologies, in order to promote compliance and transparency as evolving automation tools to streamline media supply and demand monetization. If we are unable to keep pace with the evolving needs of the industry, demand for our products and services may be reduced and our business and results of operations would be harmed.

COVID-19

Since January 2020, an outbreak of the 2019 novel coronavirus (COVID-19) has evolved into a worldwide pandemic. The outbreak sparked responses across countries, states and cities worldwide to enforce various measures of social distancing, shelter-in-place orders, and temporary closure of non-essential businesses to reduce further transmission of the virus. As a result of these measures, the U.S. and global markets have seen significant disruption, the extent and duration of which remains highly uncertain. Due to the pandemic, we have temporarily closed our offices and are operating with substantially all staff working remotely. Management reviews operations on a continuous basis and there have been minimal interruptions in our customer facing operations to date.

We have continued to experience revenue growth year-over-year and the primary impact of the pandemic on our business has been a delay in the sales and marking programs and a reduced revenue growth from planned growth, a decline in our total number of large advertising customers and our publishers The underlying demand for our products has remained stable. The severity, magnitude and duration of the current COVID-19 pandemic is uncertain, rapidly changing, and hard to predict and depends on events beyond our knowledge or control. These and other impacts of the COVID-19 pandemic could have the effect of heightening many of the other risks described in the “Risk Factors” section, such as those relating to our reputation, product sales, results of operations or financial condition. We might not be able to predict or respond to all impacts on a timely basis to prevent near- or long-term adverse impacts to our results. As a result, we cannot at this time predict the impact of the COVID-19 pandemic, but it could have a material adverse effect on our business, results of operations, financial condition, and cash flows.

Intellectual Property

The protection of our technology and intellectual property is an important component of our success. We protect our intellectual property rights by relying on federal and state statutory and common law rights, foreign laws where applicable, and contractual restrictions. We seek to control access to our proprietary technology by entering into non-disclosure agreements with third parties and disclosure and invention assignment agreements with our employees and contractors.

We consider our trademarks, patents, copyrights, trade secrets, and other intellectual property rights to be, in the aggregate, material to our business. We currently own one issued U.S. patent, expiring in 2037, relating to electronic continuous trading systems, and matching data records representing inventories with variant characteristics such as, variant length, variant data types, etc. Example implementations provide for generating instrument descriptors that include unitary-valued attributes and set-valued attributes, and the use of both types of attributes in trade decision making. We also own trademark registrations and applications for the “NYIAX” name and other product-related marks in the United States. We are in the process of registering other NYIAX name variants and product-related marks in the United States. We have also registered numerous Internet domain names related to our business.

In addition to our intellectual property rights, we also consider the skills and ingenuity of our employees and the functionality and frequent enhancements to our solutions to be contributors to our success in the marketplace. We believe our platform would be difficult, time consuming, and costly to replicate. We protect our competitive technology position through our ability to execute and deliver new functionality quickly, as well as our continuous development of new intellectual property as we innovate.

We intend to pursue additional intellectual property protection to the extent we believe it would be beneficial and cost effective. Despite our efforts to protect our intellectual property rights, they may not be respected in the future or may be invalidated, circumvented, or challenged. In addition, the laws of various foreign countries may not protect our intellectual property rights to the same extent as laws in the United States.

On June 25, 2017, Nasdaq, Inc. and NYIAX signed a Joint Intellectual Property Ownership Agreement setting forth property rights related to a filed co-patent, which is titled: “SYSTEMS AND METHODS FOR ELECTRONIC CONTINUOUS TRADING OF VARIANT INVENTORIES.” The methodology set forth in the proposed patent allows exchange trading of a variety of highly heterogeneous inventories. The patent was granted by the USPTO on March 31, 2020 to Nasdaq Technology AB and NYIAX, Inc. as co-applicants, Patent No. US 10,607,291 B2. This patent discloses an invention to extend the financial trading platform beyond advertising and media and also include other types of asset classes on a financial trading platform.

In 2020, about fifty (50%) percent of all equity trading took place off exchange.34 NYIAX aims to operate in this market of new asset classes through the use of its joint patent with Nasdaq, which allows for efficient price discovery and trading of complex assets, which enables effective regulatory audit and clearing of assets. Price discovery, transparent and orderly trading within markets enable liquidity, market making, capital investment, compliance and auditability.35

The illustration below describes how NYIAX creates a durable instrument with media as the example.

Privacy and Data

We are subject to laws and regulations governing privacy and the transmission, collection, and use of consumer data. Interest-based advertising, or the use of data to draw inferences about a consumer’s interests and deliver relevant advertising to that consumer, has come under increasing scrutiny by legislative, regulatory, and self-regulatory bodies, privacy advocates, academics, and commercial interests in the United States and abroad that focus on data protection and consumer privacy. In particular, much of this scrutiny has focused on the use of cookies and other tracking technologies that collect or aggregate information about consumers’ online browsing and mobile app usage activity. Because both our company and our publishers rely upon large volumes of such data collected primarily through cookies and other tracking technologies, it is essential that we monitor legal requirements and other developments in this area, domestically and globally, maintain a robust privacy and security compliance program, and engage in responsible privacy practices, including providing consumers with notice of the types of data we collect, how we collect it, with whom we share it, how we use that data to provide our solutions, and the applicable choices we offer consumers.

We provide notice through our privacy policies and notices, which can be found on new website at www.NYIAX.com. As stated in our privacy policy, we do not collect information, such as names, addresses or telephone phone numbers, for providing our advertising services that can be used directly to reveal the identity of the underlying individual. We take steps not to collect and store such information (although on occasion, our publishers voluntarily share information of their consumers with us and in such circumstances, we require the publishers to have obtained all necessary consents for such sharing). Our advertising and reporting rely on information that does not (and we do not attempt to associate this information with other information that can identify such individuals). We currently do not collect and we do not store IP addresses, geo-location information, and device identifiers that are considered personal data or personal information under the privacy laws of some jurisdictions or otherwise may be the subject of current or future data privacy legislation or regulation. The definition of personally identifiable information, personal information, or personal data, varies by jurisdiction and continues to evolve in ways that may require us to adapt our practices to avoid violating laws or regulations related to the collection, storage, and use of consumer data. As a result, our technology platform and business practices must be assessed regularly against a continuously evolving legal and regulatory landscape, and we have adopted strong data minimization practices that mitigate our compliance risks.

[34]	The Value of Off-Exchange Data Thomas Ernst, Jonathan Sokobin and Chester Spatt, April 26, 2021
[35]	Randall Dodd, Markets: Exchange or Over-the-Counter, February 24, 2020.

Additionally, our compliance with our privacy policy and our general consumer data privacy and security practices are subject to review by the Federal Trade Commission, which may bring enforcement actions to challenge allegedly unfair and deceptive trade practices, including the violation of privacy policies and representations or material omissions therein.

We currently do not work with publishers outside of the United States. In the future is we work with publishers outside of the United States and take in consumer data then our privacy and data practices are subject to regulation by data protection authorities and other regulators in the countries in which we do business. The use and transfer of personal data in member states of the European Union is currently governed under the General Data Protection Regulation (“GDPR”), which grants additional rights to consumers about their data, such as deletion and portability, and generally prohibits the transfer of personal data of EU subjects outside of the EU, unless the party exporting the data from the EU implements a compliance mechanism designed to ensure that the receiving party will adequately protect such data.

Other jurisdictions have enacted legislation that closely tracks the concepts, obligations, and consumer rights described in the GDPR, including Brazil’s General Data Protection law and Thailand’s Personal Data Protection Act. Some jurisdictions, including Russia and China, have in recent years enacted data localization laws, which require any personal information of citizens of those jurisdictions to be stored and processed on servers located in those jurisdictions. Such laws are gaining momentum and are being enforced by local authorities.

Potential Futures Industry Governmental Regulation

Interest-based advertising, or the use of data to draw inferences about a user’s interests and deliver relevant advertising to that user, has come under increasing scrutiny by legislative, regulatory, and self-regulatory bodies in the United States and abroad that focus on consumer protection or data privacy. There may be some self-regulatory activities with regard to rules enforcement and market surveillance required by us in order to maintain an orderly market and forestall any external regulation needs. In terms of competition, if regulation were to occur, NYIAX is of the opinion that the Nasdaq X-stream36 platform’s built-in regulatory and basic surveillance requirements could be adapted to provide support that exceed potential NYIAX needs in a foreseeable future. As discussed above under “Economic Transparency & The Programmatic “Ad Tech Tax””, there are a patchwork or state legislation which have come to fruition, but also there is proposed pre-emptive legislation namely H.R. 1816 which introduced a hybrid of the GDPR and the California Consumer Privacy Act of 2018 (CCPA). H.R. 1816 is less restrictive to the advertising industry and pre-emptive to state legislation which would allow for use of “non-sensitive” data which is data which does not directly identify the individual. H.R. 1816 specifically states that “non-sensitive” data is anything not “sensitive personal information” which is defined in the bill as financial account numbers and authentication credentials, such as usernames and passwords; health information; genetic data; any information pertaining to children under 13; social Security numbers and any “unique government-issued identifiers”; precise geolocation information; the content of oral or electronic communications, such as email or direct messaging; personal call detail records; biometric data; sexual orientation, gender identity or intersex status; citizenship or immigration status; mental or physical health diagnoses, religious beliefs; and web browsing history and application usage history37.

In addition, our sale of advertising may become subject to regulation and supervision by the United States Commodity Futures Trading Commission (“CFTC”). If the sale of advertising as contemplated by NYIAX is determined to be a commodity under the Commodity Exchange Act, NYIAX would become subject to regulation by the CFTC, including its registration, compliance and reporting requirements.

Furthermore, our sale of advertising on the Nasdaq X-stream platform may also be subject to SEC regulation and compliance requirements with respect to trading activities and market operations. The Company’s business and the sale of advertising inventory capabilities on the Nasdaq X-stream platform could be adversely affected in the event it becomes subject to regulatory oversight.

We have not obtained any opinion of counsel or ruling that we are correct in our analysis of the regulatory oversight that we may be subject to.

[36]	Nasdaq’s X-Stream Technology platform is a multi-asset trading solution that combines high performance with adaptability. It is designed for markets that want to expand their offerings with new products or market models, meet the challenge for high performance with low latency, control risk with sophisticated pre-trade position and risk management, provide third-party hosting services, or trade in multiple languages.
[37]	March 11, 2021, 117th Congress (2021–2023), H.R. 1816: To require the Federal Trade Commission to promulgate regulations related to sensitive personal information, and for other purposes.

MANAGEMENT

Executive Officers and Directors

All directors hold office for one-year terms until the election and qualification of their successors. Officers are appointed by our Board and serve at the discretion of the board, subject to applicable employment agreements. The following table sets forth information regarding our executive officers and the members of our Board.

Name	Age	Position
Robert E. Ainbinder, Jr.	54	Chief Executive Officer and Director
Carolina Abenante	51	Co-Founder, Chief Strategy Officer, General Counsel, Vice Chairperson and Director
William Feldman	59	Chief Financial Officer and Treasurer
Christopher Hogan	47	Chief Operating Officer
Anthony Tsigourakos	38	Chief Revenue Officer
Sergey Tsoy	39	Chief Technology and Product Officer
Gregory Toothaker	47	Chief Business Officer
Vladislav Kuzemchik	33	Chief Architect of Technology
Richard Bush	44	Chief of Staff
Mark Grinbaum	71	Co-Founder, Executive Vice President of Products and Secretary
Willian (Bill) Wise	50	Chairman and Director
Thomas F. O’Neill	74	Director

Robert E. Ainbinder, Jr. (Chief Executive Officer and Director)

Robert E. Ainbinder, Jr. joined NYIAX as a Director as of April 2016. On August 19, 2019, he was appointed as the Interim Chief Executive Officer, and later became Chief Executive Officer as of December 16, 2020. From 2020 to 2021, Mr. Ainbinder was at Univest Securities LLC. From 2015 to 2019, Mr. Ainbinder was a Vice President of WestPark Capital, Inc.’s and served on the firm’s Investment Banking Committee. He began his career in 1983 as a clerk on the floor of the American Stock Exchange and went on to achieve positions and elevated responsibilities in private wealth management, as Vice President, as Managing Director and as Director of Corporate Finance for various investment banking firms. In 2013, Mr. Ainbinder became the Managing Director at Newport Coast Securities, Inc. where he managed more than 70 financial advisors and completed over $100 million dollars in investment banking transactions. In this role, Mr. Ainbinder served as an investment banker advising and executing transactions for public and private emerging growth companies. Mr. Ainbinder also holds the following FINRA licenses: Series 63 (Uniform Securities Agent State Law Examination), SIE (Securities Industry Essentials Examination), Series 7 (General Securities Representative Examination), Series 6 (Investment Company Products/Variable Contracts Representative Examination), Series 4 (Registered Options Principal Examination) and Series 24 (General Securities Principal Examination).

Carolina Abenante (Co-Founder, Chief Strategy Officer, General Counsel, Vice Chairperson and Director)

Carolina Abenante is a Founder of NYIAX. She became Vice Chairperson in 2016 and prior to the time the sole director NYIAX from 2011 to 2016. She was our President from June 2012 to April 2018 and later became our Chief Strategy Officer and General Counsel in April 2018 to the Present. She has been in the New York City technology and advertising industry since 1999, when she was the first Director of Corporate Development for Juno Online Services, Inc. 1999-2000, focusing on corporate development, mergers and acquisitions and domestic and international strategic partnerships. In 2001-2005, she became the Senior Director of Business Development and was part of the founding digital advertising tech and advertising team for Reed Elsevier Ltd (Reed Business Information), in the U.S. for over 500 publications, websites and technology platforms (NYSE and LSE listed) working with creating and developing the Google partnership for business-to-business publishing through the Reed Elsevier family of digital publication and bringing Reed Business Publications into mainland China. In 2005-2009 Vice President/Sr. Director of Business Development, Legal and Policy for Phorm Inc. (AIM: PHRM), developing strategy, legal framework in US and foreign jurisdictions namely the United Kingdom, Brazil, Italy, Spain, and China inroads into internationalization of its brand and products for behavioral advertising collaborating with companies; such as, British Telecom. She later became a consultant and legal counsel in strategy and business development from 2009 to 2015 for US and International start-ups and traditional publishers seeking to develop new strategies for the development and creation of Programmatic advertising platforms, advertisement operation and compliance, e-commerce, and privacy. Ms. Abenante holds a Bachelor of Science degree in Management and Finance from Seton Hall University May 1992, a J.D. from New York Law School May 1997, and an M.B.A. in General Management from SDA Bocconi School of Management, Universita Luigi Bocconi in Milan, Italy December 1998. She is a practicing attorney and a member of the Bar of the State of New Jersey. She sits on various New Jersey Bar and committees of the New Jersey Bar Association (Tax and Media) and is a member of the American Bar Association. She is a long-standing member of the International Association of Privacy Professionals. She is a founding member of Global Women in Blockchain since 2018. She is a global speaker on advertising, advertising technology and compliance, as well as Blockchain. She has been a featured speaker at Imperial College London, England, Web Summit in Lisbon, Portugal, IAB Blockchain Committee and other forums multiple times in the area of advertising, blockchain as a technology for compliance in advertising, and the intersection of AdTech to FinTech. She was one of the consultants and experts for advertising and media for the Digital Chamber of Commerce’s White Paper on Smart Contracts and its legal implications published in September 2018. She is a featured advertising industry professional with articles on options trading intersection with advertising and audience futures, data privacy and data clean rooms. She has spoken multiple times as a featured speaker for TechUpForWomen on advertising, hiring, crypto currency and blockchain. She is a founding member and on the board of Global Women in Blockchain since 2018. Additionally, she is one of the inventors of the NYIAX/Nasdaq AB US patent on continuous trading of multivariant complex assets.

William Feldman (Chief Financial Officer and Treasurer)

William Feldman joined NYIAX in February 2021 as Chief Financial Officer and appointed as Treasurer in November 2021.  Mr. Feldman is a seasoned agency leadership professional with over 25 years of experience managing marketing services businesses, leading and negotiating the purchase and sale of business, negotiating media contracts and creating new revenue/business models. Mr. Feldman was Chief Operating Officer and founder at SweetScience (a doing-business-as name for Punch Innovation LLC) from 2017 to 2021, where he led all financial, client finance, work-flow and delivery, administration processes, as well as media buying within the agency.  Mr. Feldman had overseen SweetScience’s growth to become #388 of the Inc. 500 for 2019. Mr. Feldman started his career at PriceWaterhouseCoopers LLP from 1984 to 1989, and continued to WPP Group where he held several roles from 1989 to 1990, including Chief Financial Officer of SBG Partners and Enterprise IG from 1992 to 2002.  From 2002 to 2005, he was Corporate Controller at AKQA Inc., a digital design and communications agency in San Francisco now owned by WPP.  While at AKQA, Mr. Feldman opened AKQA’s New York office and oversaw revenue growth of 2.5 times over a three-year period.  From 2006 to 2009, he was Senior Vice President at McCann WorldGroup, a subsidiary of Interpublic Group of Companies, Inc., where he was responsible for the financial management of McCann’s key clients, Intel and MasterCard. After that, from 2009 to 2012, Mr. Feldman was the Chief Financial Officer of Integrated Media Solutions, Inc. (“IMS”), where he led its acquisition transaction by MDC Partners, Inc. Mr. Feldman received a Bachelor of Science degree from Binghamton University in May 1984. He is a Certified Public Accountant.

Christopher (Chris) Hogan (Chief Operating Officer)

Christopher Hogan was appointed the Company’s Chief Operating Officer in April 2018. Prior to the COO position, Mr. Hogan was Chief Revenue Officer of the Company from April 2018 to June 2019. Prior to working with NYIAX, Mr. Hogan was running a NY/LA based consulting firm that was founded shortly after his leaving Phorm, Inc., by himself and other founding team members from Expedia, Inc., named Southside Strategy LLC. At Southside, Mr. Hogan co-ran day-to-day operations with early-stage startups. Some of the more notable startups were, Next Big Sound (acquired by Pandora Media, Inc.), Poptip, LLC (Acquired by Palantir) and Hotels Tonight (acquired by Airbnb). He also serves on the Board of San Francisco based Ad Agency, Mediasmith, Inc., which he has done for the last 8 years. He is also very active with his Board duties at the TD Foundation, a charity that provides aid to children of wounded warriors and fallen hero’s over the past 10 years. Mr. Hogan has also invested in many startups in the Travel, FinTech, Cannabis and AI industries. From 1999 to 2005, he served as a member of the founding team of Expedia Inc. (NASDAQ: EXPE), the internet travel company acquired by Interactive Corporation (IAC) for $5.1 billion in March 2005. At Expedia, his work included devising and implementing the company’s original media sales products and advertising strategies. At the start of his work at Expedia, the company was doing under $100M in gross sales and at the time of his departure, it was a multi-billion dollar global company (having acquired Hotels.com, Travelocity.com, Orbitz.com, Hotwire.com and many other companies within the OLTA (online travel Industry) space. By the time of his departure, he was responsible for media sales on a global basis for all lines of Travel and Non-Endemic partners. Shortly after Expedia, Mr. Hogan worked with London-based Phorm, Inc. from 2005-2009, which was publicly traded on the LSE. At Phorm, Inc., Mr. Hogan was responsible for developing strategy and plans for the US for, Phorm, Inc., as Vice President of Sales. He previously held various management positions at American Airlines from 1996 to 2000 and Saatchi & Saatchi, Ltd. where he worked in the media planning department, after spending a summer there in a part-time internship. He graduated from Marist College in 1997 with a bachelors degree in Communications.

Anthony Tsigourakos (Chief Revenue Officer)

Anthony Tsigourakos was appointed the Company’s Chief Revenue Officer in April 2021.  He is a proven sales leader and team builder in ad tech, who understands how to bring pre-revenue startups to market and guide them to exponential revenue growth. Most recently as the Chief Revenue Officer of Freckle IoT Ltd. from May 2017 to April 2020, Mr. Tsigourakos built and scaled the sales and client services teams for a global data and measurement startup that ended up getting acquired in April 2020 by PlaceIQ, Inc., where he was Senior Vice President of Sales, East until April 2021 when he joined NYIAX. From May 2013 to June 2014, he was Vice President of Sales at TriVu Media LLC, which was acquired in June 2014 by AdParlor, where he served as Vice President of Sales, North America until May 2017. Prior to that, he was Executive Sales Director at BLiNQ Media LLC (acquired by Gannett August 2012) from May 2012 to May 2013. From November 2009 to May 2012, he was Director of Agency Sales at AdMarketplace Inc.. Mr. Tsigourakos received a B.S. degree in Sport Management at Rutgers University in December 2004

Sergey Tsoy (Chief Technology and Product Officer)

Sergey Tsoy joined NYIAX in January 2016 and was the Executive Vice President of Development and Engineering of NYIAX from January 2016 to April 2018. Mr. Tsoy was appointed Chief Technology and Product Officer in April 2018. He has worked as a software engineering manager in different capacities since 2005 on internet and advertising related projects. He was the Director of Development for Pubmatic, Inc. from 2014 to 2016. He was one of the core members of the ad server development team of Mojiva, Inc. during the period of 2011 to 2014, managing a distributed team of engineers in the United States and Russia. His main focus is on development planning, scheduling and budgeting, risk management and technical and architectural guidance. Mr. Tsoy received a Ph.D. equivalent degree in Mathematics and BSc in Computer Science from Tomsk University, Tomsk, Russia in 2006.

Gregory Toothaker (Chief Business Officer)

Gregory Toothaker has been with NYIAX since April 2017. He was the Senior Vice President of Sales Innovation prior to his elevation to Chief Revenue Officer in June 2019. Starting from April of 2021, he was appointed Chief Business Officer. Mr. Toothaker is a known advertising industry veteran. With more than 17 years of experience in management and strategy, Mr. Toothaker has the ability to manage key relationships and execute critical business objectives. Prior to NYIAX, Mr. Toothaker served as Vice President of Revenue Operations for Tribune Media from 2015 to 2016 and Senior Vice President of Revenue Operations for Interactive One from 2010 to 2015 where he was responsible for all sales and revenue support, driving ad revenue through programmatic, indirect sales and strategic partnerships. He also spent seven years at AOL from 2000 to 2007 serving a critical role in developing and managing sales and advertising operations teams. Currently, he is a member of the Digital Video Committee of Interactive Advertising Bureau (IAB) and a former member of the Ad Ops Council and Sales Executive Council of IAB. Mr. Toothaker is a graduate of Ithaca College with a Bachelor of Science degree in Physiology in 1996.

Vladislav Kuzemchik (Chief Architect of Technology)

Vlad Kuzemchik joined NYIAX as Vice President of Engineering in June 2018 and was appointed Chief Architect of Technology in October 2020. Mr. Kuzemchik is responsible for development of platform capabilities and infrastructure along with overseeing the overall technology strategy to keep NYIAX platform stable while flexible and expandable. Prior to joining NYIAX, from September 2017 to May 2018, Mr. Kuzemchik was Head of Software Architecture in PlaceIQ, Inc., a location analytics company, where Mr. Kuzemchik was responsible for managing ad serving stack and its development team along with overseeing the migration to new data processing infrastructure and data-pipeline framework that he designed to cut the time to production. During his time in PlaceIQ he also held different engineering positions from November 2014 to September 2017 focusing on optimizations for data, software and processes along with building new functionality. Mr. Kuzemchik also spent 3 years building Moceanmobile platform while holding various engineering positions in Bitworks Software LLC from June 2011 to September 2013, then worked at Mojiva, Inc. as Senior Developer from October 2013 to May 2014, and eventually was part of the team acquired by Pubmatic, Inc. in May 2014. Mr. Kuzemchik graduated from Tomsk Polytechnic University in June 2010 with a Master's degree in Computer Science.

Richard Bush (Chief Of Staff)

Richard Bush joined NYIAX as Chief Technology Officer and Chief Product Officer in October 2016 and was appointed President in June 2018, in November of 2021 he was appointed and currently holds the role of Chief of Staff. Prior to joining NYIAX, from 2013 to 2016 he was General Manager of the Publisher Solutions business of IPONWEB, a key infrastructure provider in the media trading ecosystem where, he worked to bring custom projects for industry players to market and coordinated work across Japan, EU, and USA. His team built both new products and custom platforms that are specifically tailored to the unique business models of its clients. Mr. Bush brings 20 years of experience working in Advertising technology. He began his career consulting and developing custom websites for small business, notably developing risk administration banking software working for DMS ltd from April 1996 to April 2000 with clients including Citibank UK Limited. He moved into online publishing in 2000, as an original developer of content management & web publishing software for many of Reed Business Information, Inc’s web properties, including Computerweekly.com and newscientist.com. In 2006, Mr. Bush was working for ADTECH GmbH a German company based in the London office, when he played a key part of the expansion from the EU to the US in 2007, he subsequently led US focused new initiatives in the company’s growing product set including the development of the Mobile, Video and Supply product lines. Fortifying the international business from 2006 to 2013, he held key roles for the company that now makes up an important part of the AOL/Version’s ad technology stack as VP of Product and Technology at AOL Networks a division of AOL Inc. in August of 2017 Mr. Bush was appointed Co-Chair of the IAB Blockchain Committee driving blockchain standards and education initiatives. Mr. Bush is a featured speaker at many events globally in Japan, EU, and the USA, on the future of Blockchain in media and advertising at IAB annual leadership meeting, including speaking on technology of the future for leaders in media at Exchange wire conference in Japan, and multiple keynotes for such organizations as YPO.

Mark Grinbaum (Co-Founder, Executive Vice President of Products and Secretary)

Mark Grinbaum was one of the founders of NYIAX. He has been managing building and adapting IT solutions for over 30 years with the last 20 in a senior management role in the financial industry including Deutsche Boerse’s International Securities Exchange (“ISE”) for over 13 years from 1997 to 2011, and Dow Jones, Inc. for 12 years prior to the ISE. Among Mr. Grinbaum’s accomplishments, as ISE’s first Chief Technology Officer and Architect, was adaptation of the European Options trading platform to meet U.S. standards allowing ISE to become the largest Equity Options exchange in the world. After the ISE launch, reporting directly to Chief Information Officer, Mr. Grinbaum was responsible for the interfaces that facilitated around 75% of ISE revenue, as well as industry and regulatory initiatives of approximately $500 million in options trading on the ISE platform. Mr. Grinbaum is a graduate of St. Petersburg Electro Technical University, St. Petersburg, Russian Federation with a degree of Masters of Electrical Engineering in 1976. He is also the main inventor of the Nasdaq AB/NYIAX patent.

William (Bill) Wise (Chairman and Director)

Bill Wise became a Director of NYIAX as of October 2016 and was appointed Chairman on November 28, 2017. Mr. Wise is the founding Chief Executive Officer of Mediaocean, Inc. Mr. Wise has spent over a decade unleashing the potential of revolutionary advertising technologies, overseeing more than $5 billion in mergers, acquisitions, and public offerings, including the $720 million sale of Mediaocean to Vista Equity Partners LLC in August 2015. Prior to joining Mediaocean, he was Chief Executive Officer of MediaBank LLC, one of Mediaocean’s two founding companies along with Donovan Data Systems Inc.. Prior to MediaBank, Mr. Wise served as an executive at Yahoo, Inc., overseeing global advertising platforms, a role he achieved after serving as president of Right Media, Inc., which he helped guide to an $850 million acquisition by Yahoo in 2007. His other executive leadership positions have driven success at companies including DoubleClick Inc., (MaxOnline, and Ask.com,), which became part of IAC/INTERACTIVECORP.. Mr. Wise is on the board of directors of the Ad Council, Inc. and the Centre for Social Innovation NYC, Inc.. He is also chairman of MediaWallah LLC 2014 to present. Mr. Wise is an avid and active angel investor through Click Ventures LLC since 2007. Business Insider ranked him as a top digital professional four times2008, 2011, he was named 100 Most Intriguing Entrepreneurs by Goldman Sachs in 2014, and was named Ernst & Young Entrepreneur of the Year in technology 2013. Mr. Wise is a frequent speaker and writer for AdWeek, Ad Age, the Wall Street Journal and other publications. He holds a Bachelor of Science degree in Accounting & Business from the University at Albany in 1994 and is a Certified Public Accountant.

Thomas F. O’Neill (Director)

Thomas O’Neill joined NYIAX as a Director and Chairman as of April 2016. As of November 2017, Mr. O’Neill ceased to be the Chairman but remains a Director of NYIAX. Currently, Mr. O’Neill serves as the Senior Managing Director of Roberts & Ryan Investment, Inc. since 2020. Mr. O’Neill served on the board of director of Bank Financial Corp from 2010 to 2021. From 2017 to 2020, Mr. O’Neill was the Co-Chairman of First Empire Securities, Inc.. Previously, from 2017 to 2020, Mr. O’Neill was the Vice-Chairman of InCap Corporation. Prior to InCap Corporation, he was the founding member of the Kimberlite Group LLC from 2013 to 2017 and is the Co-Chief Executive Officer of Kimberlite Advisors LLC. Prior to forming Kimberlite, from 2010to 2013, he was the Chief Executive Officer of Ranieri Financial Services (RFS), which focused on the community and regional banking sector. RFS is a predecessor company to Kimberlite Advisors. Prior to forming RFS with Mr. Ranieri in 2010, Mr. O’Neill was a founding principal of the investment banking and brokerage firm Sandler O’Neill + Partners L.P. 1998-2010, where he advised bank and thrift clients on strategic transactions and financings. Previously, from 1985-1988, he had served as a managing director at Bear Stearns and as co-manager of its financial services group. He began his Wall Street career at L.F. Rothschild& Co. in 1972. From 2004 to 2016, Mr. O’Neill was a member of the board of directors of Archer Daniels Midland Company and served as chairman of its audit committee. He recently served on the board of directors of Nasdaq Stock Market, Inc. from 2003 to 2015, where he was chairman of the finance committee and a member of the executive committee. He also serves as a director of Misonix, Inc., a publicly traded medical-equipment manufacturer. Mr. O’Neill is a graduate of New York University in 1972 with a Bachelor of Science degree in Accounting and a veteran of the United States Air Force. We believe Mr. O’Neill is qualified to serve as a member of our board of directors due to his extensive investment and management experience.

Involvement in Certain Legal Proceedings

To our knowledge, during the past ten years, none of our directors, executive officers, promoters, control persons, or nominees has:

●	had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which he was a general partner or executive officer, either at the time of the bankruptcy filing or within two years prior to that time;

●	been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

●	been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;

●	been found by a court of competent jurisdiction in a civil action or by the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

●	been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

●	been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Board Committees

[We have established four committees under the board of directors: an audit committee, a compensation committee, a nominating committee and a corporate governance committee. We have adopted a charter for each of the three committees, which will become effective prior to the completion of this offering. Each committee’s members and functions are described below.]

Audit Committee

The Company’s Audit Committee is comprised of [   ], [  ] and [   ]. The Board has determined that all of Messrs. [   ] and [  ] are independent directors. Mr. [   ] qualifies as an “audit committee financial expert” within the meaning of the rules of the SEC. The Board has adopted an Audit Committee Charter, to be effective prior to the completion of this offering.

The purpose of the Audit Committee is to oversee the Company’s accounting and financial reporting processes and the audit of the Company’s financial statements.

Compensation Committee

The Company’s Compensation Committee is comprised of [  ] and [  ]. The Board has adopted a Compensation Committee Charter, to be effective prior to the completion of this offering.

The purpose of the Compensation Committee is to carry out the responsibilities delegated by the Board relating to the review and determination of executive compensation.

Nominating Committee

The Company’s Nominating Committee is comprised of [  ], [  ], and [  ]. The Board has adopted a Nominating Committee Charter, to be effective prior to the completion of this offering.

The purpose of the Nominating Committee is to carry out the responsibilities delegated by the Board relating to the Company’s director nominations process and procedures and any related matters required by the federal securities laws.

Corporate Governance Committee

The Company’s Corporate Governance Committee is comprised of [  ] and [  ]. The Board has adopted a Corporate Governance Committee Charter, to be effective prior to the completion of this offering.

The purpose of the Corporate Governance Committee is to carry out the responsibilities delegated by the Board relating to developing and maintaining the Company’s corporate governance policies and any related matters required by the federal securities laws.

Code of Business Conduct and Ethics

The Company has adopted a Code of Business Conduct and Ethics applicable to directors, officers and employees. A copy of our Code of Ethics is filed as an exhibit to this registration statement of which this prospectus is a part.

Insider Trading Policy

The Company has adopted an Insider Trading Policy which requires insiders to: (i) refrain from purchasing shares during certain blackout periods and when they are in possession of any material non-public information and (ii) to clear all trades with the compliance officer of the policy prior to execution.

Limitation on Directors Liability and Indemnification

Section 145 of the Delaware General Corporation Law (the “DGCL”) provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to an action by reason of the fact that he or she was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of an action by or in right of the corporation, no indemnification may generally be made in respect of any claim as to which such person is adjudged to be liable to the corporation.

Section 145(g) of the DGCL permits a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation. The Company has purchased director and officer liability insurance to cover certain liabilities that its directors and officers may incur in connection with their services to the Company.

In addition, Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any: (i) breach of a director’s duty of loyalty to the corporation or its stockholders; (ii) act or omission not in good faith or that involves intentional misconduct or a knowing violation of law; (iii) unlawful payment of dividends or redemption of shares; or (iv) transaction from which the director derives an improper personal benefit.

Our bylaws provide that any director or officer who is involved in litigation by reason of his or her position as a director or officer of the Company shall be indemnified and held harmless by the Company to the fullest extent authorized by Delaware law.

Indemnification Agreements

[We have entered into indemnification agreements with each of our current directors and executive officers. The indemnification agreements provide for indemnification against expenses, judgments, fines and penalties actually and reasonably incurred by an indemnitee in connection with threatened, pending or completed proceedings, subject to certain limitations. The indemnification agreements also provide for the advancement of expenses in connection with the investigation, defense, settlement or appeal of a proceeding, provided that the indemnitee provides an undertaking to repay to us any amounts advanced if the indemnitee is ultimately found not to be entitled to indemnification by us. The indemnification agreements set forth procedures for making and responding to a request for indemnification or advancement of expenses, as well as dispute resolution procedures that will apply to any dispute between us and an indemnitee arising under the indemnification agreements.]

EXECUTIVE AND DIRECTOR COMPENSATION

Summary Compensation Table

The following table presents information regarding the total compensation awarded to, earned by, or paid to our chief executive officer and the four most highly-compensated executive officers (other than the chief executive officer) who were serving as executive officers as of December 31, 2020 for services rendered in all capacities to us for the years ended December 31, 2020 and 2019.

			Salary	Bonus	Option Awards	Stock Based Awards	Total
Name	Principal Position	Year	($)	($)	($)(1)	($)	($)
Robert E. Ainbinder, Jr. (2)	Chief Executive Officer	2019	131,874	-	-	-	131,874
		2020	328,090	-	-	-	328,090
Chris Hogan	Chief Operating Officer	2019	318,000	-	322,036	-	640,036
		2020	360,400	-	332,771	-	693,171
Sergey Tsoy	Chief Technology and Product Officer	2019	195,757	-	91,677	-	287,434
		2020	194,060	-	30,538	-	224,598
Gregory Toothaker (3)	Chief Business Officer	2019	240,618	-	64,110	-	304,728
		2020	220,610	-	36,061	-	256,671
Vladislav Kuzemchik (4)	Chief Architect of Technology	2019	181,775	-	16,365	-	198,141
		2020	183,782	-	88,082	-	271,864

(1)	In accordance with ASC 718.

(2)	Mr. Ainbinder was appointed Chief Executive Officer on July 22, 2020, prior to which he was Interim Chief Executive Officer since August 19, 2019.

(3)	Mr. Toothaker was Senior Vice President of Sales Innovation from April 2017 to June 2019, Chief Revenue Officer from June 2019 to April 2021, and Chief Business Officer since April 2021.

(4)	Mr. Kuzemchik was appointed Chief Architect of Technology in October 2020, prior to which he was Vice President of Engineering since June 2018.

Employment Agreements and Consulting Agreements

On February 19, 2016, the Company and Carolina Abenante entered into an employment agreement, pursuant to which Ms. Abenante agreed to be employed as President, Chief Operating Officer and Chief Legal Counsel of the Company. The agreement is automatically renewed on each anniversary date, unless it is terminated earlier with 180 days’ notice by either party prior to each renewal. As compensation, the Company agreed to pay Ms. Abenante (i) a base salary at the rate of $255,000 per annum; (ii) an annual discretionary bonus of 25% of the base salary; (iii) a bonus of 20% of the base salary upon the Company receiving funding post $2,000,000 to $4,000,000 (“Seed Funding”) which in total is $5,000,000 or more; (iv) a bonus of 20% of the base salary upon each subsequent capital raise of the Company where the total amount raised by the Company is $5,000,000 or more; and (v) 1,000,000 shares of common stock of the Company, subject to the terms of a restricted stock agreement dated April 19, 2016. Currently as Chief Strategy Officer and General Counsel, Ms. Abenante’s salary is $255,000 per annum. The Company has not paid Ms. Abenante bonuses earned and owed for Seed Funding and subsequent capital raises of $204,000; such amounts have been accrued by the Company and the Company intends on paying these deferred bonused upon the closing of this offering. During the COVID-19 pandemic, Ms. Abenante voluntarily deferred a portion of her salary until the Company has raised $5,000,000 or more in a subsequent offering. Additionally, in 2021, Ms. Abenante was issued incentive options to purchase 160,000 shares of common stock at $4.40 per share under the 2021 Equity Incentive Plan.

On February 19, 2016, the Company and Mark Grinbaum entered into an employment agreement, pursuant to which Mr. Grinbaum agreed to be employed as Executive Vice President Financial Platform Technology, New Markets, Finance of the Company. The agreement is automatically renewed on each anniversary date, unless it is terminated earlier with 180 days’ notice by either party prior to each renewal. As compensation, the Company agreed to pay Mr. Grinbaum (i) a base salary at the rate of $255,000 per annum; (ii) an annual discretionary bonus of 25% of the base salary; (iii) a bonus of 20% of the base salary upon the Company receiving funding post the amount of Seed Funding which in total is $5,000,000 or more; (iv) a bonus of 20% of the base salary upon each subsequent capital raise of the Company where the total amount raised by the Company is $5,000,000 or more; and (v) 977,238 shares of common stock of the Company, subject to the terms of a restricted stock agreement dated April 19, 2016. Currently as Secretary, Mr. Grinbaum’s salary is $120,000 per annum. The Company has not paid Mr. Grinbaum bonuses earned and owed for Seed Funding and subsequent capital raises of $204,000; such amounts have been accrued by the Company and the Company intends on paying these deferred bonused upon the closing of this offering. During the COVID-19 pandemic, Mr. Grinbaum voluntarily deferred a portion of his salary until the Company has raised $5,000,000 or more in a subsequent offering. Additionally, in 2021, Mr. Grinbaum was issued incentive options to purchase160,000 shares of common stock at $4.40 per share under the 2021 Equity Incentive Plan.

On July 16, 2016, the Company and Sergey Tsoy entered into an employment agreement, pursuant to which Mr. Tsoy agreed to be employed as Executive Vice President of Technology of the Company. As compensation, the Company agreed to pay Mr. Tsoy (i) a base salary at the rate of $150,000 per annum; (ii) a discretionary bonus of 20% of the base salary; (iii) 50,076 shares of common stock of the Company, subject to the terms of a restricted stock agreement dated April 20, 2016; and (iv) incentive stock options to purchase 100,000 shares of common stock of the Company at $4.60 per share, subject to the terms of a stock option award agreement dated May 1, 2017. Currently as Chief Technology and Product Officer, Mr. Tsoy’s salary is $200,000 per annum.

On April 13, 2017, the Company and Gregory Toothaker entered into an employment agreement, pursuant to which Mr. Toothaker agreed to be employed as Senior Vice President of Strategy of the Company starting April 24, 2017. As compensation, the Company agreed to pay Mr. Toothaker (i) a base salary at the rate of $225,000 per annum; (ii) a discretionary bonus of 30% of the base salary; and (iii) incentive stock options to purchase 70,000 shares of common stock of the Company at $4.60 per share, with a 3-year vesting schedule, subject to the terms of a stock option award agreement dated April 24, 2017. Currently as Chief Business Officer, Mr. Toothaker’s salary is $250,000 per annum.

On April 1, 2018, the Company and Christopher Hogan entered into an employment agreement, amended on July 15, 2018, pursuant to which Mr. Hogan agreed to be employed as Chief Revenue Officer and Chief Operating Officer of the Company. As compensation, the Company agreed to pay Mr. Hogan (i) a base salary at the rate of $318,000 per annum; (ii) a discretionary annual bonus; and (iii) incentive stock options to purchase 200,000 shares of common stock of the Company at $0.01 per share, with a 3-year vesting schedule commencing 6 months after the date of the agreement, subject to the terms of a stock option award agreement dated April 1, 2018. Mr. Hogan ceased to be Chief Revenue Officer of the Company in June 2019. Currently as Chief Operating Officer, Mr. Hogan’s salary is $360,000 per annum.

On August 26, 2019, the Company and Robert Ainbinder, Jr. entered into an employment agreement, pursuant to which Mr. Ainbinder agreed to be employed as Interim Chief Executive Officer of the Company. As compensation, the Company agreed to pay Mr. Ainbinder (i) a base salary at the rate of $360,000 per annum, prorated based on the start date; (ii) a discretionary bonus equal to 2.5% of the funds received by the Company in a private placement commenced on August 19, 2019 (which pursuant to the understanding of the parties was not paid by the Company to Mr. Ainbinder); (iii) a discretionary bonus of 50% of the base salary upon the Company receiving funding, in one or multiple rounds, of $6,000,000; provided, however, Mr. Ainbinder shall not be eligible to receive such bonus if the aforementioned bonus equal to 2.5% of the funds raised by the Company has been paid to him; (iv) a discretionary bonus of up to 100% of the base salary upon the Company achieving a merger or initial public offering where the value of the Company is over $60 million; and (v) an increase of the base salary to $420,000 upon the Company achieving a merger or initial public offering of at least $75 million unless finances of the Company are not permitting, or the Board is not in agreement. Pursuant to a stock option award agreement dated October 14, 2016, Mr. Ainbinder also received 10-year incentive stock options to purchase 113,578 shares of common stock of the Company at $3.30 per share. On December 16, 2020, Mr. Ainbinder became Chief Executive Officer of the Company. Additionally, in 2021, Mr. Ainbinder was issued incentive options to purchase100,000 shares of common stock at $4.40 per share under 2021 Equity Incentive Plan.

On February 11, 2021, the Company and Mr. Feldman entered into a consultancy agreement, pursuant to which Mr. Feldman agreed to provide services to the Company as Chief Financial Officer starting from February 22, 2021. As compensation, the Company agreed to pay Mr. Feldman a fee of $8,000 per month. Concurrent to the entry into the consultancy agreement, the Company and William Feldman also entered into a contingent employment agreement, pursuant to which Mr. Feldman agreed to be employed as Chief Financial Officer of the Company under certain events. The employment agreement shall only come into effect upon the Company receiving $5 million of funding from the date of the agreement, which was achieved on August 1, 2021. As compensation, the Company agreed to pay Mr. Feldman (i) a base salary at the rate of $200,000 per annum; (ii) a bonus at the discretion of the Company, which shall not be more than 50% of the base salary; and (iii) incentive stock options to purchase 150,000 shares of common stock of the Company at $4.40 per share, with a 4-year vesting schedule; provided, however, vesting of such options shall be accelerated of up to six months when the Company.

On March 9, 2021, the Company and Anthony Tsigourakos entered into an employment agreement, pursuant to which Mr. Tsigourakos agreed to be employed as Chief Revenue Officer of the Company starting from April 1, 2021. As compensation, the Company agreed to pay Mr. Tsigourakos (i) a base salary at the rate of $275,000 per annum; (ii) a bonus of $75,000 upon commencement of work; and (iii) incentive stock options to purchase 200,000 shares of common stock of the Company at $5 per share, with a 4-year vesting schedule, subject to the terms of a stock option award agreement.

On September 6, 2016, the Company and Richard Bush entered into an employment agreement, pursuant to which Mr. Bush agreed to be employed as Chief Technology Officer and Chief Product Officer. He was President of the Company from June 2018 to November 15, 2021. Mr. Bush was appointed Chief of Staff as of November 2021, and his current salary is $185,000 per annum.

Outstanding Equity Awards

The following table summarizes, for each of the named executive officers, the number of shares of common stock underlying outstanding stock options held as of December 31, 2020.

		Option Awards					Stock Awards
Name	Total	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Equity incentive plan awards: Number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)	Market value of shares of units of stock that have not vested ($)	Equity incentive plan awards: Number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: Market or payout value of unearned shares, units or other rights that have not vested ($)
Carolina Abenante	-	-	-	-	-	-	-	-	-	-
Mark Grinbaum	-	-	-	-	-	-	-	-	-	-
Robert E. Ainbinder, Jr.	113,578	113,578	0	0	$3.30	10/14/2026
Chris Hogan	200,000	183,871	16,129	16,129	$0.01	4/1/2028
Sergey Tsoy	100,000	100,000	-	-	$4.60	4/13/2027
Gregory Toothaker	70,000	70,000	-		$4.60	4/25/2027

The table above does not include the following awards issued after January 1, 2021: 160,000 options with an exercise price of $4.40 per share to Carolina Abenante on May 1, 2021, 160,000 options with an exercise price of $4.40 per share to Mark Grinbaum on May 1, 2021, 100,000 options with an exercise price of $4.40 per share to Robert E. Ainbinder, Jr. on May 1, 2021, 150,000 options with an exercise price of $5.00 per share to Noah Tratt, then Director, on April 30, 2021 (to be expired 90 days after his resignation on November 5, 2021), 150,000 options with an exercise price of $4.40 per share to William Feldman on August 1, 2021, and 200,000 options with an exercise price of $5.00 per share to Anthony Tsigourakos on May 1, 2021.

Director Compensation

The following table details the compensation paid to or accrued for each of the Company’s non-management directors in the year ended December 31, 2020:

	Fees Earned or Paid in Cash (1)	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
Name	($)	($)	($)	($)	($)	($)	($)
William Wise (1)	-	-	-	-	-	-	-
Thomas F. O’Neill (2)	-	-	-	-	-	-	-

(1)	Pursuant to an agreement entered into by and between the Company and William Wise dated as of November 1, 2016, Mr. Wise agreed to serve as a member of the Board of Directors of the Company. As compensation, the Company agreed to grant to Mr. Wise 142,443 nonstatutory stock options on November 1, 2016 under the Company’s 2016 Equity Incentive Plan, with an exercise price of $3.30 per share, having a value equal to $470,061.90. 47,481 options vested and became exercisable as of the date of the agreement, and the remainder of 94,962 options shall vest and become exercisable in 1/24 equal increments per month from January 1, 2017. All options granted to Mr. Wise were fully vested as of December 31, 2020. During the year ended December 31, 2020, no compensation was earned by, paid to or accrued for Mr. Wise.

(2)	113,577 options were awarded to Mr. O’Neill on October 14, 2016, all of which were fully vested as of December 31, 2020. During the year ended December 31, 2020, no compensation was earned by, paid to or accrued for Mr. O’Neill.

2016 Equity Incentive Plan

On September 6, 2016, our Board of Directors adopted a 2016 Equity Incentive Plan (the “2016 Plan”). The 2016 Plan was approved by our stockholders on September 28, 2016.

The purpose of the 2016 Plan is to advance the interests of the Company and its stockholders by providing an incentive to attract, retain and reward persons performing services for the Company and by motivating such persons to contribute to the growth and profitability of the Company.

The Company intends that securities issued pursuant to the 2016 Plan be exempt from requirements of registration and qualification of such securities pursuant the exemptions afforded by Rule 701 promulgated under the Securities Act and any applicable exemptions under applicable state securities laws, and the 2016 Plan shall be so construed. Further, the Company intends that awards granted pursuant to the 2016 Plan be exempt from or comply with Section 409A of the U.S. Internal Revenue Code (the “Code”) (including any amendments or replacements of such section), and the 2016 Plan shall be so construed.

Term of Plan. The 2016 Plan shall continue in effect until its termination by the Board; provided, however, that all Awards shall be granted, if at all, within ten (10) years from September 6, 2016. “Award” means an Option, Stock Appreciation Right, Restricted Stock Purchase Right, Restricted Stock Bonus, Restricted Stock Unit, or Stock-Based Award granted under the 2016 Plan.

Administration of the Incentive Plan. The 2016 Plan shall be administered by the Board. Awards are granted solely at the discretion of the Board. The Board has the full and final power and authority, in its discretion, to determine, among other things, (i) the persons to whom, and the time or times at which, Awards shall be granted and the number of shares of Common Stock to be subject to each Award, (ii) the type of Award granted, and (iii) the terms, conditions and restrictions applicable to each Award.

Persons Eligible for Awards. Awards may be granted only to employees, consultants and directors of the Company.

Shares Subject to the Incentive Plan. Subject to customary adjustments such as merger, consolidation, reorganization, reincorporation, recapitalization, reclassification, stock dividend, stock split, reverse stock split, split-up, split-off, spin-off, combination of shares, exchange of shares, or similar change in the capital structure of the Company, the maximum aggregate number of shares of Common Stock that may be issued under the 2016 Plan shall be 1,139,544 and shall consist of authorized but unissued or reacquired shares of Common Stock or any combination thereof. As of the date of hereof, a total of 987,404 stock options have been issued and outstanding under the 2016 Plan, all of which have vested as of the date hereof.

Individual Annual Maximum. Subject to adjustments, the maximum number of shares of Common Stock that may be the subject of Awards under the 2016 Plan during any calendar year to any one participant is 300,000 shares.

Stock Options. Options shall be evidenced by award agreements specifying the number of shares of Common Stock covered thereby, in such form as the Board shall from time to time establish. The exercise price for each Option shall be established in the discretion of the Board; provided, however, that (a) the exercise price per share for an Option shall be not less than the Fair Market Value of a share of Stock on the effective date of grant of the Option and (b) no Incentive Stock Option granted to a stockholder who owns more than ten percent (10%) of the Company’s voting stock shall have an exercise price per share less than one hundred ten percent (110%) of the Fair Market Value of a share of Common Stock on the effective date of grant of the Option.

An Incentive Stock Option may be granted only to a person who, on the effective date of grant, is an Employee. Any person who is not an Employee on the effective date of the grant of an Option to such person may be granted only a Non-Statutory Stock Option.

No Option shall be exercisable after the expiration of ten (10) years after the effective date of grant of such Option. No Incentive Stock Option granted to a stockholder who owns more than ten percent (10%) of the Company’s voting stock shall be exercisable after the expiration of five (5) years after the effective date of grant of such Option. Subject to exceptions, no Option granted to an Employee who is a non-exempt employee for purposes of the Fair Labor Standards Act of 1938, as amended, shall be first exercisable until at least six (6) months following the date of grant of such Option.

As of the date of hereof, a total of 987,404 options have been issued and outstanding under the 2016 Plan, all of which have vested as of the date hereof or within 60 days. The following table sets forth stock options that were approved by the Board to the persons and groups named below under the 2016 Plan as of December 31, 2020.

Name and Position	Number of Shares of Common Stock underlying Stock Options
Robert E. Ainbinder, Jr.	113,578
Gregory Toothaker	70,000
All executive officers as a group	183,578
William Wise	142,443
Thomas O’Neil	113,576
All non-executive directors as a group	256,019
All non-executive officer employees as a group	-

Stock Appreciation Rights (“SAR”). The exercise price for each SAR shall be established in the discretion of the Board; provided, however, that the exercise price per share for a SAR shall be not less than the Fair Market Value of a share of Common Stock on the effective date of grant of the SAR. No SAR shall be exercisable after the expiration of ten (10) years after the effective date of grant of such SAR. Subject to exceptions, no SAR granted to an Employee who is a non-exempt employee for purposes of the Fair Labor Standards Act of 1938, as amended, shall be first exercisable until at least six (6) months following the date of grant of such SAR.

Restricted Stock Units. Restricted Stock Units shall be evidenced by award agreements, in such form as the Board shall from time to time establish, specifying the number of shares of Stock covered thereby, the vesting conditions and period of restriction, and the time and form of payment, whether in cash, shares of Stock or a combination of cash and shares.

Restricted Stock Awards. Restricted Stock Awards may be granted in the form of either a Restricted Stock Bonus or a Restricted Stock Purchase Right. Restricted Stock Awards may be granted upon such conditions as the Board shall determine, including, without limitation, upon the attainment of one or more performance goals. The purchase price for shares of Stock issuable under each Restricted Stock Purchase Right shall be established by the Board in its discretion. A Restricted Stock Purchase Right shall be exercisable within a period established by the Board, which shall in no event exceed sixty (60) days from the effective date of the grant of the Restricted Stock Purchase Right.

Stock-Based Awards. Payment of earned Stock-Based Awards shall be as determined by the Board and as evidenced in the award agreement. Subject to the terms of the 2016 Plan, the Board, in its sole discretion, may pay earned Stock-Based Awards in the form of cash or in shares of Stock (or in a combination thereof) that have an aggregate Fair Market Value equal to the value of the earned Stock-Based Awards. Such shares may be granted subject to any restrictions deemed appropriate by the Board. The determination of the Board with respect to the form of payout of such Awards shall be set forth in the award agreement pertaining to the grant of the Award.

Tax Withholding. The Company shall have the right to deduct from any and all payments made under the 2016 Plan, or to require the plan participant, through payroll withholding, cash payment or otherwise, to make adequate provision for, the federal, state, local and foreign taxes (including any social insurance), if any, required by law to be withheld by the Company with respect to an Award or the shares acquired pursuant thereto.

Rights as a Stockholder. A plan participant shall have no rights as a stockholder of the Company with respect to any shares covered by an Award until the date of the issuance of such shares, as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company.

Amendment or Termination of Plan. The Board may amend, suspend or terminate the 2016 Plan at any time. However, without the approval of the Company’s stockholders, there shall be (a) no increase in the maximum aggregate number of shares of Common Stock that may be issued under the 2016 Plan, except by operation of the adjustment provisions of the 2016 Plan, (b) no change in the class of persons eligible to receive Incentive Stock Options, and (c) no other amendment of the 2016 Plan that would require approval of the Company’s stockholders under any applicable law, regulation or rule, including the rules of any stock exchange or quotation system upon which the Stock may then be listed or quoted.

2018 Equity Incentive Plan

On January 18, 2018, our Board of Directors and stockholders adopted the 2018 Equity Incentive Plan (the “2018 Plan”).

The purpose of the 2018 Plan is to advance the interests of the Company and its stockholders by providing an incentive to attract, retain and reward persons performing services for the Company and by motivating such persons to contribute to the growth and profitability of the Company.

The Company intends that securities that have been issued pursuant to the 2018 Plan be exempt from requirements of registration and qualification of such securities pursuant the exemptions afforded by Rule 701 promulgated under the Securities Act and any applicable exemptions under applicable state securities laws, and the 2018 Plan shall be so construed. Further, the Company intends that awards granted pursuant to the 2018 Plan be exempt from or comply with Section 409A of the Code (including any amendments or replacements of such section), and the 2018 Plan shall be so construed.

Term of Plan. The 2018 Plan shall continue in effect until its termination by the Board; provided, however, that all Awards shall be granted, if at all, within ten (10) years from January 18, 2018. “Award” means an Option, Stock Appreciation Right, Restricted Stock Purchase Right, Restricted Stock Bonus, Restricted Stock Unit, or Stock-Based Award granted under the 2018 Plan.

Administration of the Incentive Plan. The 2018 Plan shall be administered by the Board. Awards are granted solely at the discretion of the Board. The Board has the full and final power and authority, in its discretion, to determine, among other things, (i) the persons to whom, and the time or times at which, Awards shall be granted and the number of shares of Common Stock to be subject to each Award, (ii) the type of Award granted, and (iii) the terms, conditions and restrictions applicable to each Award.

Persons Eligible for Awards. Awards may be granted only to employees, consultants and directors of the Company.

Shares Subject to the Incentive Plan. Subject to customary adjustments such as merger, consolidation, reorganization, reincorporation, recapitalization, reclassification, stock dividend, stock split, reverse stock split, split-up, split-off, spin-off, combination of shares, exchange of shares, or similar change in the capital structure of the Company, the maximum aggregate number of shares of Common Stock that may be issued under the 2018 Plan shall be 604,832 and shall consist of authorized but unissued or reacquired shares of Common Stock or any combination thereof. As of the date of hereof, a total of 586,722 shares have been issued under the 2018 Plan, all of which are shares of common stock underlying Options.

Individual Annual Maximum. Subject to adjustments, the maximum number of shares of Common Stock that may be the subject of Awards under the 2018 Plan during any calendar year to any one participant is 300,000 shares.

Stock Options. Options shall be evidenced by award agreements specifying the number of shares of Common Stock covered thereby, in such form as the Board shall from time to time establish. The exercise price for each Option shall be established in the discretion of the Board; provided, however, that (a) the exercise price per share for an Option shall be not less than the Fair Market Value of a share of Stock on the effective date of grant of the Option and (b) no Incentive Stock Option granted to a stockholder who owns more than ten percent (10%) of the Company’s voting stock shall have an exercise price per share less than one hundred ten percent (110%) of the Fair Market Value of a share of Common Stock on the effective date of grant of the Option.

An Incentive Stock Option may be granted only to a person who, on the effective date of grant, is an Employee. Any person who is not an Employee on the effective date of the grant of an Option to such person may be granted only a Non-Statutory Stock Option.

No Option shall be exercisable after the expiration of ten (10) years after the effective date of grant of such Option. No Incentive Stock Option granted to a stockholder who owns more than ten percent (10%) of the Company’s voting stock shall be exercisable after the expiration of five (5) years after the effective date of grant of such Option. Subject to exceptions, no Option granted to an Employee who is a non-exempt employee for purposes of the Fair Labor Standards Act of 1938, as amended, shall be first exercisable until at least six (6) months following the date of grant of such Option.

As of the date of hereof, a total of 571,722 options have been issued and outstanding under the 2018 Plan, all of which have vested. The following table sets forth stock options that were approved by the Board to the persons and groups named below under the 2018 Plan as of December 31, 2020.

Name and Position	Number of Shares of Common Stock underlying Stock Options
Chris Hogan	200,000
Sergey Tsoy	100,000
Vladislav Kuzemchik	55,000
All executive officers as a group	355,000
All non-executive directors as a group	-
All non-executive officer employees as a group	-

Stock Appreciation Rights (“SAR”). The exercise price for each SAR shall be established in the discretion of the Board; provided, however, that the exercise price per share for a SAR shall be not less than the Fair Market Value of a share of Common Stock on the effective date of grant of the SAR. No SAR shall be exercisable after the expiration of ten (10) years after the effective date of grant of such SAR. Subject to exceptions, no SAR granted to an Employee who is a non-exempt employee for purposes of the Fair Labor Standards Act of 1938, as amended, shall be first exercisable until at least six (6) months following the date of grant of such SAR.

Restricted Stock Units. Restricted Stock Units shall be evidenced by award agreements, in such form as the Board shall from time to time establish, specifying the number of shares of Stock covered thereby, the vesting conditions and period of restriction, and the time and form of payment, whether in cash, shares of Stock or a combination of cash and shares.

Restricted Stock Awards. Restricted Stock Awards may be granted in the form of either a Restricted Stock Bonus or a Restricted Stock Purchase Right. Restricted Stock Awards may be granted upon such conditions as the Board shall determine, including, without limitation, upon the attainment of one or more performance goals. The purchase price for shares of Stock issuable under each Restricted Stock Purchase Right shall be established by the Board in its discretion. A Restricted Stock Purchase Right shall be exercisable within a period established by the Board, which shall in no event exceed sixty (60) days from the effective date of the grant of the Restricted Stock Purchase Right.

Stock-Based Awards. Payment of earned Stock-Based Awards shall be as determined by the Board and as evidenced in the award agreement. Subject to the terms of the 2018 Plan, the Board, in its sole discretion, may pay earned Stock-Based Awards in the form of cash or in shares of Stock (or in a combination thereof) that have an aggregate Fair Market Value equal to the value of the earned Stock-Based Awards. Such shares may be granted subject to any restrictions deemed appropriate by the Board. The determination of the Board with respect to the form of payout of such Awards shall be set forth in the award agreement pertaining to the grant of the Award.

Tax Withholding. The Company shall have the right to deduct from any and all payments made under the 2018 Plan, or to require the plan participant, through payroll withholding, cash payment or otherwise, to make adequate provision for, the federal, state, local and foreign taxes (including any social insurance), if any, required by law to be withheld by the Company with respect to an Award or the shares acquired pursuant thereto.

Rights as a Stockholder. A plan participant shall have no rights as a stockholder of the Company with respect to any shares covered by an Award until the date of the issuance of such shares, as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company.

Amendment or Termination of Plan. The Board may amend, suspend or terminate the 2018 Plan at any time. However, without the approval of the Company’s stockholders, there shall be (a) no increase in the maximum aggregate number of shares of Common Stock that may be issued under the 2018 Plan, except by operation of the adjustment provisions of the 2018 Plan, (b) no change in the class of persons eligible to receive Incentive Stock Options, and (c) no other amendment of the 2018 Plan that would require approval of the Company’s stockholders under any applicable law, regulation or rule, including the rules of any stock exchange or quotation system upon which the Stock may then be listed or quoted.

2021 Equity Incentive Plan

On April 8, 2021, our Board of Directors and stockholders adopted the 2021 Equity Incentive Plan (the “2021 Plan”).

The purpose of the 2021 Plan is to advance the interests of the Company and its stockholders by providing an incentive to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees, directors and consultants, and to promote the success of the Company.

The Company intends that securities that have been issued pursuant to the 2021 Plan be exempt from requirements of registration and qualification of such securities pursuant the exemptions afforded by Rule 701 promulgated under the Securities Act and any applicable exemptions under applicable state securities laws, and the 2021 Plan shall be so construed. Further, the Company intends that awards granted pursuant to the 2021 Plan be exempt from or comply with Section 409A of the Code (including any amendments or replacements of such section), and the 2021 Plan shall be so construed.

Term of Plan. The 2021 Plan shall continue in effect until its termination by the Board; provided, however, that all Awards shall be granted, if at all, within ten (10) years from the effective date of the 2021 Plan. “Award” means an Option, Stock Appreciation Right, Restricted Stock Purchase Right, Restricted Stock or Restricted Stock Unit granted under the 2021 Plan.

Administration of the Incentive Plan. The 2021 Plan shall be administered by the Board, General Counsel or a committee of the Board. Awards are granted solely at the discretion of the administrator. The administrator has the full and final power and authority, in its discretion, to determine, among other things, (i) the persons to whom, and the time or times at which, Awards shall be granted and the number of shares of Common Stock to be subject to each Award, (ii) the type of Award granted, and (iii) the terms, conditions and restrictions applicable to each Award.

Persons Eligible for Awards. Awards may be granted only to employees, consultants and directors of the Company or a subsidiary.

Shares Subject to the Incentive Plan. Subject to customary adjustments such as merger, consolidation, reorganization, reincorporation, recapitalization, reclassification, stock dividend, stock split, reverse stock split, split-up, split-off, spin-off, combination of shares, exchange of shares, or similar change in the capital structure of the Company, the maximum aggregate number of shares of Common Stock that may be issued under the 2021 Plan shall be 12,000,000 and shall consist of authorized but unissued or reacquired shares of Common Stock or any combination thereof. As of the date of hereof, a total of 2,153,000 shares have been issued under the 2021 Plan, all of which are shares of common stock underlying Options.

Stock Options. Options shall be evidenced by award agreements specifying the number of shares of Common Stock covered thereby, in such form as the Board shall from time to time establish. The exercise price for each Option shall be established in the discretion of the administrator; provided, however, that (a) the exercise price per share for an Option shall be not less than the Fair Market Value of a share of Stock on the effective date of grant of the Option and (b) no Incentive Stock Option granted to a stockholder who owns more than ten percent (10%) of the Company’s voting stock shall have an exercise price per share less than one hundred ten percent (110%) of the Fair Market Value of a share of Common Stock on the effective date of grant of the Option.

An Incentive Stock Option may be granted only to a person who, on the effective date of grant, is an Employee. Any person who is not an Employee on the effective date of the grant of an Option to such person may be granted only a Non-Statutory Stock Option.

No Option shall be exercisable after the expiration of ten (10) years after the effective date of grant of such Option. No Incentive Stock Option granted to a stockholder who owns more than ten percent (10%) of the Company’s voting stock shall be exercisable after the expiration of five (5) years after the effective date of grant of such Option.

As of the date of hereof, a total of 2,153,000 options have been issued under the 2021 Plan, out of which 692,778 option has vested.

Stock Appreciation Rights (“SAR”). The exercise price for each SAR shall be established in the discretion of the administrator; provided, however, that the exercise price per share for a SAR shall be not less than the Fair Market Value of a share of Common Stock on the effective date of grant of the SAR. No SAR shall be exercisable after the expiration of ten (10) years after the effective date of grant of such SAR.

Restricted Stock. Restricted Stock shall be evidenced by award agreements, in such form as the administrator shall from time to time establish, specifying the period of restriction, the number of shares granted, and other terms the administrator may determine in its discretion.

Restricted Stock Units. Restricted Stock Units shall be evidenced by award agreements, in such form as the administrator shall from time to time establish, specifying the number of shares of Stock covered thereby, the vesting conditions and period of restriction, and the time and form of payment, whether in cash, shares of Stock or a combination of cash and shares.

Tax Withholding. The Company shall have the right to deduct from any and all payments made under the 2021 Plan, or to require the plan participant, through payroll withholding, cash payment or otherwise, to make adequate provision for, the federal, state, local and foreign taxes (including any social insurance), if any, required by law to be withheld by the Company with respect to an Award or the shares acquired pursuant thereto.

Amendment or Termination of Plan. The Board may amend, suspend or terminate the 2021 Plan at any time.

Equity Compensation Plan Information

The following table provides certain information with respect to all of our equity compensation plans in effect as of the fiscal year ended December 31, 2020.*

	Number of common shares to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted- average exercise price of outstanding option, warrants and rights (b)	Number of common shares remaining available for future issuance under equity compensation plans (excluding shares reflected in column (a)) (c)
Equity compensation plans approved by security holders
2016 Equity Compensation Plan	987,404	3.40	152,140
2018 Equity Compensation Plan	586,722	1.96	18,110

Equity compensation plans not approved by security holders	—	$—	—
Total	1,574,126

* This table does not include information regarding the 2021 Equity Compensation Plan, which was adopted by the Company after the year ended December 31, 2020. As of the date of hereof, a total of 1,607,500 shares have been issued under the 2021 Plan, all of which are shares of common stock underlying options with a weighted average exercise price of $4.75 per share.

Immediately after the consummation of this offering, we will file a Registration Statement on Form S-8 to register restricted stock and options to purchase stock issuable under our 2016 Equity Compensation Plan, 2018 Equity Compensation Plan and 2021 Equity Compensation Plan, respectively.

PRINCIPAL STOCKHOLDERS

The following table sets forth the number of shares of common stock beneficially owned as of [●], 2021 by:

●	each of our stockholders who is known by us to beneficially own 5% or more of our common stock;

●	each of our executive officers;

●	each of our directors; and

●	all of our directors and current executive officers as a group.

Beneficial ownership is determined based on the rules and regulations of the SEC. A person has beneficial ownership of shares if such individual has the power to vote and/or dispose of shares. This power may be sole or shared and direct or indirect. Applicable percentage ownership in the following table is based on the total of 10,065,695, shares of common stock outstanding as of [●], 2021, which does not include (i) a total of 2,142,954 shares of common stock issuable upon exercise of warrants; (ii) a total of 2,797,126 shares of common stock issuable upon exercise of options; and (iii) a number of shares of common stock issuable upon the conversion of the 2021 Convertible Note Payable, including an aggregate principal amount of $6,876,335 and accrued interest, at a conversion price at a 15% discount to the offering price of this offering. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock that are subject to options or warrants held by that person and exercisable as of, or within 60 days of, the date of this Prospectus. These shares, however, are not counted as outstanding for the purposes of computing the percentage ownership of any other person(s). Except as may be indicated in the footnotes to this table and pursuant to applicable community property laws, each person named in the table has sole voting and dispositive power with respect to the shares of common stock set forth opposite that person’s name. Unless indicated below, the address of each individual listed below is c/o NYIAX, Inc., 180 Maiden Lane, 11th Floor, New York, NY 10005.

Names of Beneficial Owners	Shares Beneficially Owned	Percent of Shares Beneficially Owned

Carolina Abenante (2)	1,060,000	10.4%
Mark Grinbaum (3)	1,037,238	10.1%
Robert E. Ainbinder, Jr. (4)	605,063	5.8%
William Feldman (5)	43,750	0.4%
Thomas O’Neill (6)	356,347	3.5%
William (Bill) Wise (7)	142,443	1.4%
Christopher Hogan (8)	400,000	3.9%
Anthony Tsigourakos (9)	41,670	0.4%
Sergey Tsoy (10)	150,076	1.5%
Gregory Toothacher (11)	70,000	0.7%
Richard Bush (12)	185,000	1.8%
Vladislav Kuzemchik (13)	55,000	0.5%
All officers & directors as a group(1)	4,126,925	35.64%
Other 5% Beneficial Owners:
Graham Mosley (14)	895,927	8.17%
Suwyn Investments, LLC (15)	1,105,774	9.90%

*	Less than 1%.
(1)	The Company has entered into a Restricted Stock Purchase Agreements (each, a “RSA”) with each of the individual. The issuance of the shares to these individuals is subject to vesting schedules set forth in their respective agreements. The beneficial ownership table assumes the issuance of all of the shares, including both vested and unvested shares, to such individuals. Under the circumstances where any shares of Common Stock are forfeited by the Company before they become vested and/or any options or warrants become not exercisable, the percentages will reduce accordingly. The percentages herein take into account of (a) shares of Common Stock vested and unvested as of the date hereof, both of which have voting power, and (b) options or warrants exercisable as of, or within 60 days of, the date hereof.
(2)	For Ms. Abenante, the shares beneficially owned include (i) 900,000 shares of Common Stock and (ii) vested options exercisable within 60 days to purchase an aggregate of 160,000 shares of Common Stock.

(3)	For Mr. Grinbaum, the shares beneficially owned include (i) 877,238 shares of Common Stock and (ii) vested options exercisable within 60 days to purchase an aggregate of 160,000 shares of Common Stock.
(4)	For Mr. Ainbinder, the shares beneficially owned include (i) 318,665 shares of Common Stock; (ii) vested options exercisable within 60 days to purchase an aggregate of 213,578shares of Common Stock; (iii) 50,305 shares of Common Stock received for services from WestPark Capital while Mr. Ainbinder was employed as a registered representative with WestPark Capital, and (iv) vested options exercisable within 60 days to purchase an aggregate of 22,515 shares of Common Stock received for services from WestPark Capital while Mr. Ainbinder was employed as a registered representative with WestPark Capital. Mr. Ainbinder was a Vice President at the New York City office of WestPark Capital, Inc., the former Placement Agent in the Company’s certain prior offerings. He is currently the Chief Executive Officer of NYIAX.

(5)

For Mr. Feldman, the shares beneficially owned include vested options exercisable within 60 days to purchase an aggregate of 43,750 shares of Common Stock. In addition, Mr. Feldman also owns unvested options to purchase 106,250 shares of Common Stock.

(6)	For Mr. O’Neill, the shares beneficially owned include (i) 227,618 shares of Common Stock awarded as director; (ii) 15,152 shares purchased; and (ii) vested options exercisable within 60 days to purchase an aggregate of 113,577 shares of Common Stock.

(7)	Mr. Wise received 142,443 non-qualified stock options on November 4, 2016 for Board participation. As of the date hereof, all of the options have vested.
(8)	For Mr. Hogan, the shares beneficially owned include includes (i) 200,000 shares of Common Stock; and (ii) vested options exercisable within 60 days to purchase an aggregate of 200,000 shares of Common Stock.
(9)	For Mr. Tsigourakos, the shares beneficially owned include vested options exercisable within 60 days to purchase an aggregate of 41,670 shares of Common Stock. In addition, Mr. Tsigourakos also owns unvested options to purchase 158,330 shares of Common Stock.
(10)	Mr. Tsoy has been granted 50,076 shares of Common Stock pursuant to his RSA. All of the shares have vested. Additionally, pursuant to a stock option award agreement Mr. Stoy was received 100,000 incentive stock option, all of which have vested as of the date hereof.
(11)	Includes vested options exercisable within 60 days to purchase an aggregate of 70,000 shares of Common Stock.
(12)	Includes vested options exercisable within 60 days to purchase an aggregate of 185,000 shares of Common Stock.
(13)	Includes vested options exercisable within 60 days to purchase an aggregate of 55,000 shares of Common Stock.

(14)	Includes (i) 45,927 shares of Common Stock that Mr. Mosley received as a former employee and (ii) 850,000 shares of Common Stock issued pursuant to a settlement agreement by and between Mr. Mosley and the Company.
(15)	Includes (i) 90,909 shares of Common Stock purchased in the Company’s past private offerings; (ii) 370,694 shares of Common Stock issuable upon exercise of warrants; (iii) 50,000 shares of Common Stock from an exercise of warrants issued in the December 2020 Convertible Notes Payable Offering; and (iv) 594,171 shares of Common Stock from the conversion of a promissory note issued in December 2020 Convertible Notes Payable Offering. Of the 370,694 warrants, a total of 325,240 warrants issued in the December 2020 Convertible Notes Payable Offering and the October 2021 Convertible Notes Payable Offering, if remained unexercised and outstanding, will expire in five years or the closing of this offering, whichever occurs first. In addition, Mr. Suwyn also owns $1,000,000 of promissory notes issued by the Company in the October 2021 Convertible Notes Payable Offering, the principal and interest of which will automatically convert upon the closing of this offering to shares of Common Stock of the Company at a 15% discount to the offering price of this offering. The address of Suwyn Investments, LLC is 26291 Woodlyn Dr., Bonita Springs, FL 34134. Mark Suwyn has voting and dispositive power over the shares held by Suwyn Investments, LLC as its Manager.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Unless described below, during the last two fiscal years, there are no transactions or series of similar transactions to which we were a party or will be a party, in which:

●	the amounts involved exceeded or will exceed $120,000; and

●	any of our directors, executive officers or holders of more than 5% of our capital stock, or any member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest.

DESCRIPTION OF CAPITAL STOCK

Our current Certificate of Incorporation authorizes us to issue a total of 135,000,000 shares, consisting of 125,000,000 shares of common stock, par value $0.0001 per share, and 10,000,000 shares of preferred stock, par value $0.0001 per share.

The following statements are summaries only of the material provisions of our authorized capital stock and are qualified in their entirety by reference to our Certificate of Incorporation and our Bylaws, which is filed as an exhibit to the registration statement of which this prospectus forms a part.

Common Stock

We are authorized to issue 125,000,000 shares of Common Stock, par value $0.0001 per share. As of the date of hereof, there are a total number of 10,065,695 shares of Common Stock issued and outstanding, which does not include shares of our common stock issuable upon exercise of warrants and options and conversion of promissory notes.

Each share of Common Stock is entitled to one vote on the election of any director or any other matter upon which shareholders are required or permitted to vote. Holders of our Common Stock do not have cumulative voting rights.

Investors in our August 2016 Offering have a right of first refusal to purchase his or her pro rata share of certain securities that the Company may, from time to time, propose to sell and issue after the August 2016 Offering. Investors in our August 2016 Offering, July 2017 Offering, June 2018 Offering, July 2019 Offering and March 2020 Offering are also entitled to certain anti-dilution protections. (Please refer to the section of “Past Offerings” below for more information.) Issuance of additional Common Stock in the future will reduce proportionate ownership and voting power of each share outstanding. Directors can issue additional Common Stock without shareholder approval, to the extent authorized.

Preferred Stock

We are authorized to issue 10,000,000 shares of Preferred Stock, par value $0.0001 per share. The Board of Directors is authorized to provide, out of the unissued shares of Preferred Stock, one or more series of Preferred Stock, and with respect to each such series, to fix the number of shares consisting of such series and the designation of such series, the voting powers, if any, of the shares of such series, and the preference and relative, participating, optional or other special right, if any, and any qualifications, limitations or restrictions thereof, of the shares of such series. As of the date of hereof, there are no share of preferred stock outstanding.

Transfer Agent and Registrar

[         ] is the transfer agent and registrar for our common stock.

Listing of Securities

Our common stock is not presently traded on any stock exchange. We have applied to list of our common stock on Nasdaq Stock Market under the symbol “[NYAX].” There is no guarantee that Nasdaq, or any other exchange or quotation system, will permit our common stock to be listed and traded.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES
TO NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a summary of the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the acquisition, ownership and disposition of our common stock issued pursuant to this offering. This discussion is not a complete analysis of all potential U.S. federal income tax consequences relating thereto, and does not address any estate or gift tax consequences or any tax consequences arising under any state, local or foreign tax laws, or any other U.S. federal tax laws. This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, and applicable Treasury Regulations promulgated thereunder, judicial decisions and published rulings and administrative pronouncements of the Internal Revenue Service, or IRS, all as in effect as of the date hereof. These authorities are subject to differing interpretations and may change, possibly retroactively, resulting in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This discussion is limited to non-U.S. holders who purchase our common stock pursuant to this offering and who hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all of the U.S. federal income tax consequences that may be relevant to a particular holder in light of such holder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the U.S. federal income tax laws, including:

●	certain former citizens or long-term residents of the United States;

●	partnerships or other pass-through entities (and investors therein);

●	“controlled foreign corporations;”

●	“passive foreign investment companies;”

●	corporations that accumulate earnings to avoid U.S. federal income tax;

●	banks, financial institutions, investment funds, insurance companies, brokers, dealers or traders in securities;

●	tax-exempt organizations and governmental organizations;

●	tax-qualified retirement plans;

●	persons subject to the alternative minimum tax;

●	persons that own, or have owned, actually or constructively, more than 5% of our common stock;

●	accrual-method taxpayers subject to special tax accounting rules under Section 451(b) of the Code;

●	persons who have elected to mark securities to market;

●	persons who hold or receive our common stock pursuant to the exercise of any option or otherwise as compensation;

●	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds; and

●	persons holding our common stock as part of a hedging or conversion transaction or straddle, or a constructive sale, or other risk reduction strategy or integrated investment.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds our common stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships holding our common stock and the partners in such partnerships are urged to consult their tax advisors about the particular U.S. federal income tax consequences to them of holding and disposing of our common stock.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS. YOU SHOULD ALSO CONSULT WITH YOUR TAX ADVISOR WITH RESPECT TO SUCH CHANGES IN U.S. TAX LAW AS WELL AS POTENTIAL CONFORMING CHANGES IN STATE TAX LAWS.

Definition of Non-U.S. Holder

For purposes of this discussion, a non-U.S. holder is any beneficial owner of our common stock that is not a “U.S. person” or a partnership (including any entity or arrangement treated as a partnership) for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

●	a trust (1) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (2) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Distributions on Our Common Stock

As described under the section titled “Dividend Policy,” we have not paid and do not anticipate paying dividends. However, if we make cash or other property distributions on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce a non-U.S. holder’s tax basis in our common stock, but not below zero. Any excess will be treated as gain realized on the sale or other disposition of our common stock and will be treated as described under the section titled “Gain on Disposition of Our Common Stock” below.

Subject to the discussions below regarding effectively connected income, backup withholding and Sections 1471 through 1474 of the Code (commonly referred to as FATCA), dividends paid to a non-U.S. holder of our common stock generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends or such lower rate specified by an applicable income tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish us or our paying agent with a valid IRS Form W-8BEN or IRS Form W-8BEN-E (or applicable successor form) and satisfy applicable certification and other requirements. This certification must be provided to us or our paying agent before the payment of dividends and must be updated periodically. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries.

If a non-U.S. holder holds our common stock in connection with the conduct of a trade or business in the United States, and dividends paid on our common stock are effectively connected with such holder’s U.S. trade or business (and are attributable to such holder’s permanent establishment in the United States if required by an applicable tax treaty), the non-U.S. holder will be exempt from U.S. federal withholding tax. To claim the exemption, the non-U.S. holder must generally furnish a valid IRS Form W-8ECI (or applicable successor form) to the applicable withholding agent.

However, any such effectively connected dividends paid on our common stock generally will be subject to U.S. federal income tax on a net income basis at the regular U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

Non-U.S. holders that do not provide the required certification on a timely basis, but that qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Gain on Disposition of Our Common Stock

Subject to the discussions below regarding backup withholding and FATCA, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized on the sale or other disposition of our common stock, unless:

●	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, and if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States;

●	the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition, and certain other requirements are met; or

●	our common stock constitutes a “United States real property interest” by reason of our status as a United States real property holding corporation, or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period for our common stock, and our common stock is not regularly traded on an established securities market during the calendar year in which the sale or other disposition occurs.

If we are a USRPHC and either our common stock is not regularly traded on an established securities market or a non-U.S. holder holds, or is treated as holding, more than 5% of our outstanding common stock, directly or indirectly, during the applicable testing period, gain described in the third bullet point above will generally be taxed in the same manner as gain that is effectively connected with the conduct of a U.S. trade or business, except that the branch profits tax generally will not apply. Determining whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other trade or business assets and our foreign real property interests. We believe that we are not currently and do not anticipate becoming a USRPHC for U.S. federal income tax purposes, although there can be no assurance we will not in the future become a USRPHC. If we are a USRPHC and our common stock is not regularly traded on an established securities market, a non-U.S. holder’s proceeds received on the disposition of shares will also generally be subject to withholding at a rate of 15%. Prospective investors are encouraged to consult their own tax advisors regarding the possible consequences to them if we are, or were to become, a USRPHC.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty), but may be offset by certain U.S.-source capital losses (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses. Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Annual reports are required to be filed with the IRS and provided to each non-U.S. holder indicating the amount of dividends on our common stock paid to such holder and the amount of any tax withheld with respect to those dividends. These information reporting requirements apply even if no withholding was required because the dividends were effectively connected with the holder’s conduct of a U.S. trade or business, or withholding was reduced or eliminated by an applicable income tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Backup withholding, currently at a 24% rate, generally will not apply to payments to a non-U.S. holder of dividends on or the gross proceeds of a disposition of our common stock provided the non-U.S. holder furnishes the required certification for its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI, or certain other requirements are met. Backup withholding may apply if the payor has actual knowledge, or reason to know, that the holder is a U.S. person who is not an exempt recipient.

Backup withholding is not an additional tax. If any amount is withheld under the backup withholding rules, the non-U.S. holder should consult with a U.S. tax advisor regarding the possibility of and procedure for obtaining a refund or a credit against the non-U.S. holder’s U.S. federal income tax liability, if any.

Withholding on Foreign Entities

FATCA imposes a U.S. federal withholding tax of 30% on certain payments made to a “foreign financial institution” (as specially defined under these rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding certain U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or an exemption applies. FATCA also generally will impose a U.S. federal withholding tax of 30% on certain payments made to a non-financial foreign entity unless such entity provides the withholding agent a certification identifying certain direct and indirect U.S. owners of the entity or an exemption applies. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. FATCA currently applies to dividends paid on our common stock. Under applicable Treasury Regulations and administrative guidance, withholding under FATCA would have applied to payments of gross proceeds from the sale or other disposition of stock on or after January 1, 2019, but under proposed regulations (the preamble to which specifies that taxpayers are permitted to rely on such proposed regulations pending finalization), no withholding would apply with respect to payments of gross proceeds.

Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in our common stock.

UNDERWRITING

We entered into an underwriting agreement with the underwriters named below on [●], 2021. Boustead Securities, LLC (the “Representative” or “Boustead”) is acting as the sole book-running manager and representative of the underwriters. The underwriting agreement provides for the purchase of a specific number of shares of common stock by each of the underwriters. The underwriters’ obligations are several, which means that each underwriter is required to purchase a specified number of shares of common stock, but is not responsible for the commitment of any other underwriter to purchase shares of common stock. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase the number of shares of common stock set forth opposite its name below:

Underwriter	Number of Shares of Common Stock
Boustead Securities, LLC

Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed to purchase all of the shares offered by this prospectus (other than those covered by the option described below), if any are purchased.

The shares of common stock offered hereby are expected to be ready for delivery on or about [●], 2021 against payment in immediately available funds.

The underwriters are offering the shares of common stock subject to various conditions and may reject all or part of any order. The Representative has advised us that the underwriters propose initially to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus and to dealers at a price less a concession not in excess of $[●] per share of common stock to brokers and dealers. After the shares of common stock are released for sale to the public, the Representative may change the offering price, the concession, and other selling terms at various times.

We have granted the underwriters an option to purchase additional shares for the purpose of covering over-allotments. This option, which is exercisable for up to 30 days after the date of this prospectus, permits the underwriters to purchase a maximum of additional shares of common stock from us. If the underwriters exercise all or part of this option, they will purchase shares of common stock covered by the option at the public offering price that appears on the cover page of this prospectus, less the underwriting discounts and commissions. The underwriters have severally agreed that, to the extent the option is exercised, they will each purchase a number of additional shares proportionate to such underwriter’s initial amount reflected in the foregoing table. If this option is exercised in full, the total price to public will be $[●], and the total proceeds to us, before expenses, will be $[●].

The following table provides information regarding the amount of the discounts and commissions to be paid to the underwriters by us, before expenses:

	Per Share of Common Stock	Total Without Exercise of Underwriters’ Option	Total With Full Exercise of Underwriters’ Option
Public offering price	$	$	$
Underwriting discounts and commissions(1)	$	$	$

Proceeds, before expenses, to us	$	$	$

(1)	We have agreed to pay the underwriters a commission of 7.0% of the gross proceeds of this offering. We have further agreed to pay to the Representative a non-accountable expense allowance equal to 1.0% of the gross proceeds received by the Company at the closing of the offering.

In addition, we have agreed to issue to the underwriters warrants to purchase a number of shares of our common stock equal to 7.0% of the aggregate number of shares of common stock sold in the offering (including shares of common stock sold upon exercise of the over-allotment option). The warrants will be exercisable at any time and from time to time, in whole or in part, during the four-and-½-year period commencing six months from the date of commencement of the sales of the shares in connection with this offering, at a price per share equal to $___ which is 100% of the initial public offering price per share. Such warrants are exercisable on a cash basis.  The warrants will be subject to lockup restrictions pursuant to FINRA Rule 5110(e)(1), pursuant to which the warrants and underlying shares of common stock may not be sold, transferred, assigned, pledged or hypothecated or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the economic disposition of the securities by any person for a period of 180 days immediately following the commencement of sales of this offering except to any FINRA member participating in this offering and the officers or partners, registered persons or affiliates of such participating FINRA member. In addition, for as long as the warrants are held by Boustead and/or its permitted designees under FINRA Rule 5110, the warrants may not be exercised after five years from the commencement of sales of this offering. The warrants do not have a demand registration right with a duration of more than five years from the commencement of sales of the offering pursuant to FINRA Rule 5110(g)(8)(C), and do not have piggyback registration rights with a duration of more than seven years from the commencement of sales of the offering pursuant to FINRA Rule 5110(g)(8)(D).

We estimate that our total expenses of the offering, excluding the estimated underwriting discounts and commissions, will be approximately $[●]. We have agreed to reimburse the underwriters up to an aggregate allowance of $[   ] (including any advances for such expenses) for all reasonable out-of-pocket costs and expenses incident to the performance of the obligations of the representative under the underwriting agreement (including, without limitation, the fees and expenses of the underwriters’ outside attorneys).

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

We have agreed to an up to 9 months “lock-up,” during which, without the prior written consent of Boustead, we shall not issue, sell or register with the Securities and Exchange Commission (the “SEC”) (other than on Form S-8 or on any successor form) with respect to any of our equity securities (or any securities convertible into, exercisable for or exchangeable for any of our equity securities), except for (i) the issuance of the shares of common stock offered pursuant to this prospectus; (ii) the issuance of shares of common stock or securities convertible into or exercisable or exchangeable for shares of common stock, to an unaffiliated third-party on an arm’s-length basis, representing in the aggregate no more than 10% of our issued and outstanding shares of common stock as of the date of this prospectus, which may be issued only in connection with the acquisition of a business or assets, as long as recipients of such securities agree to be bound by a lock-up agreement; and (iii) the issuance of shares of common stock pursuant to our existing stock option or bonus plan as described in the registration statement of which this prospectus forms a part.

We agree that we shall provide Boustead the right of first refusal ending on March 23, 2023 to act as a financial advisor or joint financial advisor on at least equal economic terms on any public or private financings (debt or equity), merger, business combination, recapitalization or sale of some or all of the equity or assets of the Company, whether in conjunction with another broker-dealer or on the Company’s own volition.

Our executive officers, directors and holders of 10% or more of our securities have also agreed to a “lock-up” up to 12 months, and other stockholders have agreed to a “lock-up” up to 6 months, during which, without the prior written consent of Boustead, they shall not, directly or indirectly, (i) offer, pledge, assign, encumber, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, owned either of record or beneficially (as defined in the Securities Exchange Act of 1934, as amended (the “Exchange Act”) by any signatory of the lock-up agreement on the date of the prospectus or thereafter acquired; (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or any securities convertible into or exercisable or exchangeable for common stock, whether any such transaction described in clauses (i) or (ii) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or publicly announce an intention to do any of the foregoing; and (iii) make any demand for or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock. The foregoing shall not apply to (i) common stock to be transferred as a gift or gifts (provided, that (a) any donee shall execute and deliver to Boustead, acting on behalf of the underwriters, not later than one business day prior to such transfer, a lock-up agreement to Boustead and (b) if the lock-up signatory is required to file a report under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of shares of common stock or beneficially owned shares or any securities convertible into or exercisable or exchangeable for common stock or beneficially owned shares during the 12 month “lock-up,” the lock-up signatory shall include a statement in such report to the effect that such transfer is being made as a gift), (ii) the sale of the shares of common stock to be sold pursuant to this prospectus and (iii) beginning on the date which is 30 days after the date of this prospectus, sales of common stock pursuant to any written requirements of Rule 10b5-1 under the Exchange Act currently in effect on the date of this prospectus (provided, that any filing made under the Exchange Act in connection with such a sale shall disclose that such sale was made pursuant to a Rule 10b5-1 trading plan entered into on a date before the date of this prospectus).

Rules of the SEC may limit the ability of the underwriters to bid for or purchase shares of common stock before the distribution of the shares is completed. However, the underwriters may engage in the following activities in accordance with the rules:

●	Stabilizing transactions - the representative may make bids or purchases for the purpose of maintaining the price of the common stock, so long as stabilizing bids do not exceed a specified maximum.

●	Over-allotments and syndicate covering transactions - the underwriters may sell more shares of common stock in connection with this offering than the number of shares of common stock that they have committed to purchase. This over-allotment creates a short position for the underwriters. This short sales position may involve either “covered” short sales or “naked” short sales. Covered short sales are short sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares of common stock in this offering described above. The underwriters may close out any covered short position either by exercising its over-allotment option or by purchasing shares of common stock in the open market. To determine how they will close the covered short position, the underwriters will consider, among other things, the price per share of common stock available for purchase in the open market, as compared to the price at which they may purchase shares of common stock through the over-allotment option. Naked short sales are short sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that, in the open market after pricing, there may be downward pressure on the price per share of common stock that could adversely affect investors who purchase shares of common stock in this offering.

●	Penalty bids - if the representative purchases shares of common stock in the open market in a stabilizing transaction or syndicate covering transaction, it may reclaim a selling concession from the underwriters and selling group members who sold those shares of common stock as part of this offering.

●	Passive market making - market makers in the common stock who are underwriters or prospective underwriters may make bids for or purchases of shares of common stock, subject to limitations, until the time, if ever, at which a stabilizing bid is made.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales or to stabilize the market price of our common stock may have the effect of raising or maintaining the market price of our common stock or preventing or mitigating a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The imposition of a penalty bid might also have an effect on the price of the common stock if it discourages resales of our shares of common stock.

Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. If such transactions are commenced, they may be discontinued without notice at any time.

Electronic Delivery of Prospectus: A prospectus in electronic format may be delivered to potential investors by one or more of the underwriters participating in this offering. The prospectus in electronic format will be identical to the paper version of such prospectus. Other than the prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of this prospectus or the registration statement of which this prospectus forms a part.

Notice to Non-U.S. Investors

European Economic Area and the United Kingdom

In relation to each Member State of the European Economic Area and the United Kingdom (each, a “Relevant State”), no shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation), except that offers of the shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

A.	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

B.	to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representative for any such offer; or

C.	in any circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares shall require the issuer or any of the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

In the case of any shares being offered to a financial intermediary as that term is used in Article 5(1) of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in a Relevant State to qualified investors, in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

We, the representative and each of our and the representative’s respective affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

References to the Prospectus Regulation include, in relation to the United Kingdom, the Prospectus Regulation as it forms part of United Kingdom domestic law by virtue of the European Union (Withdrawal) Act 2018.

The above selling restriction is in addition to any other selling restrictions set out below.

In connection with the offering, the representative is not acting for anyone other than the issuer and will not be responsible to anyone other than the issuer for providing the protections afforded to their clients nor for providing advice in relation to the offering.

United Kingdom

This document is for distribution only to persons who (i) have professional experience in matters relating to investments and who qualify as investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended (“FSMA”)) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Israel

In the State of Israel, this prospectus supplement shall not be regarded as an offer to the public to purchase shares of common stock under the Israeli Securities Law, 5728 – 1968, which requires a prospectus to be published and authorized by the Israel Securities Authority, if it complies with certain provisions of Section 15 of the Israeli Securities Law, 5728 – 1968, including, inter alia, if: (i) the offer is made, distributed or directed to not more than 35 investors, subject to certain conditions (the “Addressed Investors”); or (ii) the offer is made, distributed or directed to certain qualified investors defined in the First Addendum of the Israeli Securities Law, 5728 –1968, subject to certain conditions (the “Qualified Investors”). The Qualified Investors shall not be taken into account in the count of the Addressed Investors and may be offered to purchase securities in addition to the 35 Addressed Investors. The company has not and will not take any action that would require it to publish a prospectus in accordance with and subject to the Israeli Securities Law, 5728 – 1968. We have not and will not distribute this prospectus supplement or make, distribute or direct an offer to subscribe for our common stock to any person within the State of Israel, other than to Qualified Investors and up to 35 Addressed Investors.

Qualified Investors may have to submit written evidence that they meet the definitions set out in of the First Addendum to the Israeli Securities Law, 5728 – 1968. In particular, we may request, as a condition to be offered common stock, that Qualified Investors will each represent, warrant and certify to us and/or to anyone acting on our behalf: (i) that it is an investor falling within one of the categories listed in the First Addendum to the Israeli Securities Law, 5728 – 1968; (ii) which of the categories listed in the First Addendum to the Israeli Securities Law, 5728 – 1968 regarding Qualified Investors is applicable to it; (iii) that it will abide by all provisions set forth in the Israeli Securities Law, 5728 – 1968 and the regulations promulgated thereunder in connection with the offer to be issued common stock; (iv) that the shares of common stock that it will be issued are, subject to exemptions available under the Israeli Securities Law, 5728 – 1968: (a) for its own account; (b) for investment purposes only; and (c) not issued with a view to resale within the State of Israel, other than in accordance with the provisions of the Israeli Securities Law, 5728 – 1968; and (v) that it is willing to provide further evidence of its Qualified Investor status. Addressed Investors may have to submit written evidence in respect of their identity and may have to sign and submit a declaration containing, inter alia, the Addressed Investor’s name, address and passport number or Israeli identification number.

We have not authorized and do not authorize the making of any offer of securities through any financial intermediary on our behalf, other than offers made by the underwriters and their respective affiliates, with a view to the final placement of the securities as contemplated in this document. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of shares on our behalf or on behalf of the underwriters.

Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority (“FINMA”), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

LEGAL MATTERS

Robinson& Cole, LLP, 1055 Washington Boulevard, Stamford, CT 06901 has acted as our counsel in connection with the preparation of this prospectus. Ellenoff, Grossman & Schole LLP, 1345 Avenue of the Americas, New York, NY 10105, has acted as counsel for the underwriters.

EXPERTS

The financial statements of NYIAX, Inc. as of December 31, 2020 and 2019 appearing in this prospectus and Registration Statement have been audited by Marcum LLP, an independent registered public accounting firm, as set forth in their report thereon and appearing elsewhere herein and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act, with respect to the common stock offered by this prospectus. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and omits certain information, exhibits, schedules and undertakings set forth in the registration statement. For further information pertaining to us and our common stock, reference is made to the registration statement and the exhibits and schedules to the registration statement. Statements contained in this prospectus as to the contents or provisions of any documents referred to in this prospectus are not necessarily complete, and in each instance where a copy of the document has been filed as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matters involved.

You may read and copy all or any portion of the registration statement at the SEC’s website at www.sec.gov. We also maintain a website at www.nyiax.com. The information contained on, or that can be accessed through, our website is not part of, and is not incorporated into, this prospectus. We have included our website in this prospectus solely as an inactive textual reference, and you should not consider the contents of our website in making an investment decision with respect to our common stock. The registration statement, including all exhibits and amendments to the registration statement, has been filed electronically with the SEC.

NYIAX, Inc.

Condensed Balance Sheets

	September 30, 2021	December 31, 2020
	Unaudited
Assets
Current assets
Cash	$4,896,328	$1,191,649
Accounts receivable	104,560	501,061
Prepaid expenses and other current assets	14,814	53,300
Total current assets	$5,015,702	$1,746,010

Capitalized software development costs, net	638,879	786,313
Property, plant and equipment, net	5,316	10,832
Total assets	$5,659,897	$2,543,155

Liabilities and shareholders’ deficit
Current liabilities
Accounts payable and accrued expenses	$259,176	$661,103
Accrued interest	263,881	148,693
Convertible note payable, net of deferred debt discount ($948,367 as of September 30, 2021 and $685,975 as of December 31, 2020)	5,927,968	3,318,925
Total current liabilities	$6,451,025	$4,128,721
Payroll Protection Program loan		361,605
Payables to shareholder-founders	610,500	508,500
Total liabilities	$7,061,525	$4,998,826

Shareholders’ equity (deficit)
Common stock $0.0001 par value, 125,000,000 and 20,000,000 shares authorized as of September 30, 2021 and December 31, 2020, respectively; 10,065,695 and 8,892,202 shares issued and outstanding as of September 30, 2021 and December 31, 2020 respectively.	$1,007	$889
Additional Paid in Capital	35,698,363	26,154,886
Accumulated deficit	(37,100,998)	(28,611,446)
Total shareholders’ deficit	$(1,401,628)	$(2,455,671)
Total liabilities and shareholders’ deficit	$5,659,897	$2,543,155

The accompanying notes are an integral part of these condensed financial statements.

NYIAX, Inc.

Condensed Statements of Operations

	Nine Months Ended
	September 30, 2021	September 30, 2020
	Unaudited	Unaudited

Revenue, net	$111,852	$31,665

Operating expenses
Technology and development	512,058	617,200
Selling, general and administrative	4,377,390	3,030,561
Depreciation and amortization	152,950	147,434
Stock based compensation	2,214,666	524,108
Total operating expenses	7,257,064	4,319,303
Loss from operations	(7,145,212)	(4,287,638)
Other (income) expenses
PPP loan forgiveness	(361,605)	-
Interest expense	1,706,498	169,686
Miscellaneous income, net	(553)	(20,153)
Total other (income) expenses	1,344,340	149,533
Loss before provision for income taxes	(8,489,552)	(4,437,171)
Net loss	$(8,489,552)	$(4,437,171)
Net loss per share - basic and diluted	$(.92)	$(0.50)
Weighted average number of common shares outstanding - basic and diluted	9,190,302	8,875,292

The accompanying notes are an integral part of these condensed financial statements.

NYIAX, Inc

Condensed Statements of Shareholders’ Equity (Deficit) for the nine months periods ended September 30, 2021 and 2020 (unaudited)

	Common Stock		Additional
	Shares		Paid in	Retained
	Outstanding	Amount	Capital	Deficit	Total

Balance - January 1, 2020	8,764,645	876	$23,733,467	$(22,437,336)	$1,297,007

Share-based compensation			524,108		524,108

Issuance of common stock pursuant to private placement offering	127,557	13	705,685		705,698

Deferred debt discount on 2020 convertible notes payable			701,849		701,849

Net loss		-		(4,437,171)	(4,437,171)
Balance - September 30, 2020	8,892,202	889	25,665,109	(26,874,507)	(1,208,509)

Balance - January 1, 2021	8,892,202	$873	$26,154,886	$(28,611,446)	(2,455,671)

Share-based compensation			2,214,666		2,214,666

Deferred debt discount on 2021 convertible notes payable			1,451,145		1,451,145

Conversion of 2020 Convertible Note Payable to common shares	867,767	87	4,339,337		4,339,424

Issuance of common stock pursuant to exercise of warrants	305,726	31	1,538,329		1,538,360

Net loss				(8,489,552)	(8,489,552)
Balance – September 30, 2021	10,065,695	1,007	35,698,363	$(37,100,998)	(1,401,628)

The accompanying notes are an integral part of these condensed financial statements.

NYIAX, Inc.

Condensed Statements of Cash Flows

	September 30, 2021	September 30, 2020
	Unaudited	Unaudited
Cash flows from operating activities
Net loss	$(8,489,552)	$(4,437,171)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	152,950	153,459
PPP Loan forgiveness	(361,605)	-
Debt discount amortization and financing costs	$1,188,753	101,587
Share based compensation	2,214,666	524,108
Change in operating assets and liabilities:
(Increase) decrease in:
Accounts receivable	396,501	(618,736)
Prepaid expenses and other current assets	38,486	(6,430)
Accounts payable and accrued expenses	47,713	771,631
	3,677,449	925,619
Net cash used in operating activities	(4,812,103)	(3,511,552)

Net cash used in investing activities	-	-

Cash flows from financing activities
Due to former shareholders	102,000	-
Proceeds from issuance of stock		705,698
Proceeds from convertible note payable, net	6,876,335	2,892,500
Proceeds from Payroll Protection Program loan		361,605
Proceeds from exercise of stock warrants	1,538,447	-
Net cash provided by financing activities	8,516,792	3,959,803

Net increase (decrease) in cash	3,704,679	448,251
Cash- Beginning of year	1,191,649	581,339
Cash - End of period	$4,896,328	$1,029,590
Supplemental disclosures of non-cash flow investing and financing activities:
Deferred debt discount on convertible note payable	$1,451,145	$701,849
Conversion of convertible note payable to common shares	$4,339,337	-

The accompanying notes are an integral part of these condensed financial statements.

NYIAX, Inc.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

For the nine months period ended September 30, 2021 (unaudited)

Note 1—Nature of Operations

Brief Overview:

NYIAX, Inc. (the “Company” or “NYIAX”) was incorporated on July 12, 2012, in the State of Delaware.

NYIAX connects Media Buyers (brands, advertisers or agencies) and Media Sellers (publishers or media) to execute media advertising sales contracts. NYIAX receives a commission or fee upon completion of the media advertising contract. NYIAX does not take ownership or positions of the media at any time during the process.

Liquidity and Capital Resources

For the nine months ended September 30, 2021, our operations lost approximately $8.5 million of which approximately $3.4 million were non-cash expenses.

The Company generated negative cash flows from operations of approximately $4.7 million for the nine months ended September 30, 2021. Historically, the Company’s liquidity needs have been met by the sale of common shares and convertible note payable.

As of September 30, 2021, NYIAX had total current assets of $5,015,702, of which $4,896,328 was cash and total current liabilities of $6,451,025, including $ 5,927,968 of convertible Note payable.

For the nine months ended September 30, 2021, the Company sold approximately $6.9 million of 2021 Convertible Note Payable and received approximately $1.5 million in the exercise of warrants related to convertible note payable raising a total of approximately $8.4 million in cash. The 2021 Convertible Note Payable has an annual rate of return of ten (10.0%) percent simple interest, which shall be paid as a Payment-in-Kind in the Company’s common stock valued at five ($5) dollars per share at the maturity date of the Note, March 30, 2022, or upon conversion.

In accordance with the terms of the securities purchase agreement on July 19, 2021, the 2020 Convertible Note Payable have converted to common shares. In accordance with the 2020 SPA, upon the sale or a series of sales of its equity or debt financing securities on or before the maturity date in which cumulative gross proceeds equal or exceed $5,000,000, the outstanding principal balance of the 2020 Convertible Note Payable and all accrued and unpaid interest, automatically converted into such equity or debt financing securities under the same terms and conditions as those equity or debt financing securities. The Company’s 2021 Convertible Note Payable offering had cumulative gross proceeds exceeding $5,000,000 of outstanding principal balance. Accordingly, all the 2020 Convertible Note Payable and all accrued and unpaid interest automatically converted into such common stock under the same terms and conditions as those Equity Securities purchased in the Financing Event. The 2020 Convertible Note Payable converted to 867,767 shares of common stock.

The Company believes it has cash sufficient to meet working capital and capital requirements for at least twelve months from the issuance of these financial statements. Future capital requirements will depend on many factors, including the Company’s rate of revenue growth and its level of expenditures. Additionally, the Company is planning an initial public offering of its common stock. To the extent that the offering is not successful, or that existing capital resources, revenue growth and cash flow from operations are not sufficient to fund future activities, the Company may need to raise additional funds through equity or debt financing or curtail expenses. However, no assurances can be provided that additional funding or alternative financing will be available at terms acceptable to the Company, if at all.

The Company is also subject to certain business risks, including dependence on key employees, competition, market acceptance of the Company’s platform, ability to source demand from buyers of advertising inventory and dependence on growth to achieve its business plan.

NYIAX, Inc.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

For the nine months period ended September 30, 2021 (unaudited)

Note 2—Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation

The accompanying unaudited condensed financial statements are presented in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”). Accordingly, they do not include all of the information and footnotes required by US GAAP. In the opinion of management, the unaudited condensed financial statements reflect all adjustments, which include only normal recurring adjustments necessary for the fair statement of the balances and results for the period presented. Operating results for the period from December 31, 2020 through September 30, 2021 are not necessarily indicative of the results that may be expected through December 31, 2021.

The accompanying unaudited condensed financial statements should be read in conjunction with the audited financial statements and notes thereto included elsewhere in this Form S-1.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from these estimates.

On an on-going basis, management evaluates its estimates, primarily those related to: (1) revenue recognition criteria, including the determination of revenue reporting as net versus gross in the Company’s revenue arrangements, (2) allowances for doubtful accounts, (3) the useful lives of property and equipment and capitalized software development costs, (4) income taxes, (5) the valuation of share based compensation, (6) assumptions used in the Black-Scholes option pricing model to determine the fair value of stock options and warrants and (7) the recognition and disclosure of contingent liabilities. These estimates are based on historical data and experience, as well as various other factors that management believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Estimates relating to the valuation of share-based compensation, options and warrants, require the selection of appropriate valuation methodologies and models, and significant judgment in evaluating ranges of assumptions and financial inputs. Actual results may differ materially from those estimates under different assumptions or circumstances.

The unaudited condensed financial statements include the accounts of NYIAX, Inc., and have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) and following the requirements of the Securities and Exchange Commission (“SEC”) for interim reporting. Accordingly, they do not contain all information and footnotes required by GAAP for annual financial statements. These financial statements have been prepared on the same basis as the Company’s annual financial statements. In the opinion of the Company’s management, the accompanying unaudited condensed financial statements contain all the adjustments necessary to present the financial position of the Company as of September 30, 2021 and the results of operation, changes in shareholders’ equity, and cash flows for the periods presented.

The results of operations for the nine-month ended September 30, 2021 are not necessarily indicative of the operating results for the full fiscal year for any future period.

The accompanying unaudited condensed financial statements and related financial information should be read in conjunction with the audited financial statements and the related notes contained in the Company’s Annual Report on Form S-1 for the fiscal year ended December 31, 2020, as filed with the SEC.

NYIAX, Inc.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

For the nine months period ended September 30, 2021 (unaudited)

Cash and Concentrations of Risk

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents in the financial statements.

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash, and accounts receivable. The Company maintains its cash with financial institutions which exceed the Federal Deposit Insurance Corporation (“FDIC”) federally insured limits.

The Company considers all highly liquid investments with an original maturity of three months or less when purchased, to be cash equivalents. There were no cash equivalents at September 30, 2021 and December 31, 2020.

As of September 30, 2021 two Media Buyers represented for 67% and 20% of accounts receivable. As of December 31, 2020, one Media Buyers represented for 100% of accounts receivable. As of September 30, 2021 three customers represented for 48%, 27%, & 14% of revenue, net. At December 31, 2020, one customer represented for 100% of revenue, net and one customer represented for 100% of accounts payable As of September 30, 2021, two Media Sellers represented for 64% and 30% of accounts payable.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Fair value measurements are based on a fair value hierarchy, based on three levels of inputs, of which the first two are considered observable and the last unobservable, which are the following:

Level 1	—	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2	—	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as quoted market prices for similar assets and liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.

Level 3	—	Unobservable inputs. Observable inputs are based on market data obtained from independent sources.

The carrying amounts of cash, accounts receivable, and accounts payable approximate fair value due to the short-term nature of these instruments.

Certain long-lived assets including capitalized software development costs are also subject to measurement at fair value on a nonrecurring basis if they are deemed to be impaired as a result of an impairment review. For the years ended September 30, 2021 and December 31, 2020, no impairments were recorded on those assets.

Accounts Receivable

Accounts receivable consists of amounts billed to Media Buyers. Accounts receivable are carried at their contractual amounts, less an estimate for uncollectible amounts. Management estimates the allowance for bad debts based on existing economic conditions, historical experience, the financial conditions of the customers, and the amount and age of past due accounts. Receivables are considered past due if full payment is not received by the contractual due date. Past due accounts are generally written off against the allowance for bad debts only after all collection attempts have been exhausted.

NYIAX, Inc.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

For the nine months period ended September 30, 2021 (unaudited)

The Company performs ongoing credit evaluations of Media Buyers. The allowance for doubtful accounts is based on the best estimate of the amount of probable credit losses in existing accounts receivable. The allowance for doubtful accounts is determined based on historical collection experience and the review in each period of the status of the then-outstanding accounts receivable, while taking into consideration current client information, subsequent collection history and other relevant data. The Company reviews the allowance for doubtful accounts on a quarterly basis. For the periods ended September 30, 2021 and December 31, 2020 the Company had no allowance for doubtful accounts and no write-offs of accounts receivable.

Property and Equipment, Net

Property and equipment are stated at cost, net of accumulated depreciation and amortization, which is recorded commencing at the in-service date using the straight-line method over the estimated useful lives of the assets, as follows: 3 to 5 years for office equipment and software.

Repair and maintenance costs are expensed as incurred and major improvements are capitalized. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in the Company’s operating results.

Capitalized Software Development Costs

The Company capitalizes or expenses costs associated with creating internally developed software related to the Company’s technology infrastructure in accordance with ASC 350 – 40, Intangibles – Goodwill and Other – Internal Use Software, that generally relate to software that the Company does not intend to sell or market.

All costs incurred during the preliminary project stages are expensed as incurred. Once the projects have been committed to and it is probable that the projects will meet functional requirements, costs are capitalized in accordance with guidance. Amortization commences when the software is available for its intended use. The estimated useful life of the capitalized software development costs is five years. The Company commenced amortizing the capitalized software development costs related to its platform in January 2020.

Revenue Recognition

NYIAX brings together Media Buyers (brands, advertisers or agencies) and Media Sellers (publishers or media) to execute media sales contracts. NYIAX receives a fee upon completion of the media contract. NYIAX does not take ownership of or positions in the media at any time during the process.

Generally, the Company bills Media Buyers the gross amount of advertising, including the Company’s commissions or fees in a single invoice and pays the Media Seller upon receipt. The Company’s accounts receivable are recorded at the amount of gross billings for the amounts it is responsible to collect, and accounts payable are recorded at the amount payable to Media Seller.

Revenue is recognized based on the five-step process outlined in the Accounting Standards Codification (“ASC”) 606:

Step 1 – Identify the Contract with the Customer – A contract exists when (a) the parties to the contract have approved the contract and are committed to perform their respective obligations, (b) the entity can identify each party’s rights regarding the goods or services to be transferred, (c) the entity can identify the payment terms for the goods or services to be transferred, (d) the contract has commercial substance and it is probably that the entity will collect substantially all of the consideration to which it will be entitled in exchange for the goods or services that will be transferred to the customer.

NYIAX, Inc.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

For the nine months period ended September 30, 2021 (unaudited)

Step 2 – Identify Performance Obligations in the Contract – Upon execution of a contract, the Company identifies as performance obligations each promise to transfer to the customer either (a) goods or services that are distinct, or (b) a series of distinct goods or services that are substantially the same and have the same pattern of transfer to the customer. To the extent a contract includes multiple promised goods or services, the Company must apply judgement to determine whether the goods or services are capable of being distinct within the context of the contract. If these criteria are not met, the goods or services are accounted for as a combined performance obligation.

Step 3 – Determine the Transaction Price – When (or as) a performance obligation is satisfied, the Company shall recognize as revenue the amount of the transaction price that is allocated to the performance obligation. The contract terms are used to determine the transaction price. Generally, all contracts include fixed consideration. If a contract did include variable consideration, the Company would determine the amount of variable consideration that should be included in the transaction price based on expected value method. Variable consideration would be included in the transaction price, if in the Company’s judgement, it is probable that a significant future reversal of cumulative revenue under the contract would not occur.

Step 4 – Allocate the Transaction Price – After the transaction price has been determined, the next step is to allocate the transaction price to each performance obligation in the contract. If the contract only has one performance obligation, the entire transaction price will be applied to that obligation. If the contract has multiple performance obligations, the transaction price is allocated to the performance obligations based on the relative standalone selling price at contract inception.

Step 5 – Satisfaction of the Performance Obligations (and Recognize Revenue) – Revenue is recognized when (or as) goods or services are transferred to a customer. The Company satisfies each of its performance obligations by transferring control of the promised good or service underlying that performance obligation to the customer. Control is the ability to direct the use of and obtain substantially all of the remaining benefits from an asset. It includes the ability to prevent other entities from directing the use of and obtaining the benefits from an asset. Indicators that control has passed to the customer include: a present obligation to pay; physical possession of the asset; legal title; risks and rewards of ownership; and acceptance of the asset(s). Performance obligations can be satisfied at a point in time or over time.

Substantially all of the Company’s revenues are recognized when the contract reconciliations are completed and accepted by the Media Buyer and Media Seller.

The Company maintains agreements with each Media Buyer and Media Seller which set out the terms of the relationship.

The Company has determined that it is acting as an agent for the Media Seller as (i) NYIAX does not obtain control of the Seller’s media (goods & services) before transferring control to the Buyer. The Seller has control of the media. Specifically, NYIAX does not control the specified media before transferring the media to the Media Buyer, the Company is not primarily responsible for the performance of the Media Seller, nor can the Company redirect those services to fulfill any other contracts. (ii) NYIAX does not have inventory or credit risk for the media,. and (iii) the Media Seller establishes the pricing in the Smart-Contracts (self-executing contracts with the terms of the agreement between buyer and seller standardized. and the Media Buyers and Media Sellers agree the pricing.

NYIAX, Inc.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

For the nine months period ended September 30, 2021 (unaudited)

Share Based Compensation

The Share based compensation expense related to stock options and restricted stock awards which are referred to collectively as options and awards granted under the Company’s employee option plans, is measured and recognized in the financial statements based on the fair value of the awards granted. The fair value of each option award is estimated on the grant date using the Black-Scholes option-pricing model. We use the Black-Scholes model to calculate the fair value for all options granted, based on the inputs relevant on the date granted, such as the fair value. of our shares, prevailing risk-free interest rate, etc. The value of the portion of the award, after considering potential forfeitures, that is ultimately expected to vest is recognized as expense in our statements of operations over the requisite service periods. Awards are subject to forfeiture until vesting conditions have been satisfied under the terms of the award. Determining the fair value of stock options awards requires judgement. The Company’s use of the Black-Scholes option pricing model requires the input of subjective assumptions.

Income Taxes

The Company records income tax expense in accordance with ASC - 740 Income Taxes, as amended mandating how uncertain tax positions should be recognized, measured, presented, and disclosed in the financial statements. The standards require the evaluation of tax positions taken or expected to be taken in the course of preparing the Company’s tax returns to determine whether the tax positions are more-likely-than-not of being sustained upon examination by the applicable tax authority, based on the technical merits of the tax position, and then recognizing the tax benefit that is more-likely-than-not to be realized. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current reporting period. The Company has analyzed its the tax positions and has concluded that as of September 30, 2021 and December 31, 2020, no uncertain positions are taken or are expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

The Company’s policy is to record interest expense and penalties pertaining to income taxes in operating expenses. For the years ended September 30, 2021 and December 31, 2020, there were no interest and penalties expenses recorded and no accrued interest and penalties.

On March 27, 2020, the Corona virus Aid, Relief, and Economic Security Act (“CARES Act”) was enacted in response to COVID-19 pandemic. Under ASC 740, the effects of changes in tax rates and laws are recognized in the period which the new legislation is enacted. The CARES Act made various tax law changes including among other things (i) increasing the limitation under Section 163(j) of the Internal Revenue Code of 1986, as amended (the “IRC”) for 2019 and 2020 to permit additional expensing of interest (ii) enacting a technical correction so that qualified improvement property can be immediately expensed under IRC Section 168(k), (iii) making modifications to the federal net operating loss rules including permitting federal net operating losses incurred in 2018, 2019, and 2020 to be carried back to the five preceding taxable years in order to generate a refund of previously paid income taxes and (iv) enhancing the recoverability of alternative minimum tax credits. Given the Company’s full valuation allowance position and capitalization of all costs, the CARES Act did not have an impact on the financial statements.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including net operating loss carryforwards (“NOL’s”), and liabilities, are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Realization of the deferred income tax asset is dependent on generating sufficient taxable income in future years. The amount of the deferred income tax asset considered realizable, if any, could be reduced in the near term if estimates of future taxable income are met.

NYIAX, Inc.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

For the nine months period ended September 30, 2021 (unaudited)

Earnings Per Share

In accordance with ASC - 260 Earnings Per Share, basic earnings per share (EPS) is calculated by dividing the net income attributable to common stockholders by the weighted-average number of shares of common stock outstanding. Diluted net income per share per share is computed by dividing net income by the weighted average number vested of common shares, plus the net impact of common shares (computed using the treasury stock method), if dilutive, resulting from the exercise of dilutive securities. In periods when losses are reported, the weighted-average number of common shares outstanding exclude common stock equivalents because their inclusion would be anti-dilutive. The Company has issued employee incentive options and warrants. These employee incentive options and warrants are excluded from the calculation as the employee incentive options and warrants are anti-dilutive.

As of September 30, 2021, the Company excluded the common stock equivalents summarized below, which entitle the holders thereof to ultimately acquire shares of common stock, from its calculation of earnings per share, as their effect would have been anti-dilutive.

As of September 30,
2021,

Warrants Issued with Common Stock Offerings	1,100,195
Selling Agent Warrants	260,361
Equity Incentive Plans	2,797,126
2021 Convertible Note Payable upon conversion, including PIK interest	1,428,043
Warrants issued under 2021 Convertible Note Payable and 2020 Convertible Note Payable, less exercises	782,398
Total Common Stock Equivalents	6,368,123

If the 2021 Convertible Note Payable were to convert (i) prior to March 30, 2022 and (ii) upon IPO, the conversion price would be at a 15% discount to the IPO offering price. At September 30, 2021, the aggregate principal amount of the 2021 Convertible Note Payable was $6,876,335 and the accrued PIK interest was $263,881.

NYIAX, Inc.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

For the nine months period ended September 30, 2021 (unaudited)

Recent Accounting Guidance

In August 2018, the FASB issued ASU No. 2018-13 “Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU 2018-13”). The amendments in ASU 2018-13 modify the disclosure requirements on fair value measurements based on the concepts in the FASB Concepts Statement, including the consideration of costs and benefits. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. The amendments are effective for fiscal years beginning after December 15, 2020. Early adoption is permitted, including adoption in an interim period. The Company anticipates that ASU 2018-13 will have no impact on its financial position, results of operations and cash flows.

During May 2021 the FASB issued ASU No. 2021-04, “An Amendment of the FASB Accounting Standards Codification Earnings Per Share (Topic 260), Debt— Modifications and Extinguishments (Subtopic 470-50), Compensation—Stock Compensation (Topic 718), and Derivatives and Hedging— Contracts in Entity’s Own Equity (Subtopic 815-40)” which modifies accounting and reporting for effect of a modification or an exchange of a freestanding equity-classified written call option that remains equity classified after modification or exchange. The Company is currently evaluating FASB issues No. 2021-04 and its impact on its financial position. ASU No. 2021-04 is effective for fiscal years beginning after December 15, 2021

In August 2020, the FASB issued “Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging— Contracts in Entity’s Own Equity (Subtopic 815-40) Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity.” (the “Update” or “No. 2020-06”). The Update is effective for SEC filers, excluding entities eligible to be smaller reporting companies as defined by the SEC, for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years.

The Company is currently evaluating FASB issues No. 2020-06 and its impact on its financial position.

Note 3—Shareholders’ Equity

Common Shares

On April 23, 2021, the Company increased its authorized shares from 20,000,000 shares of common stock at a par value $0.0001 per share to 135,000,000 shares consisting of 125,000,000 shares of common stock and 10,000,000 shares of preferred stock each with a par value of $0.0001.

Equity Incentive Plans

On April 23, 2021, the NYIAX Board of Directors adopted the 2021 Equity Incentive Plan (the “2021 Plan”). The 2021 Plan was approved by NYIAX shareholders on April 23, 2021.

Share based compensation expense recorded in the statements of operations for the nine-month periods ended September 30, 2021 was $2,214,666 and $524,108 for the nine month periods ended September 30, 2020.

Subject to the provisions the 2021 Plan, the maximum aggregate number of shares that may be subject to awards and sold under the 2021 Plan is 12,000,000 shares. The shares may be authorized but unissued, or reacquired, common stock.

As of September 30, 2021, 1,223,000 share options and warrants have been issued under the 2021 Plan. The option had a weighted average strike price of $4.47 and 670,000 of the options vested immediately.

NYIAX, Inc.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

For the nine months period ended September 30, 2021 (unaudited)

The fair value of options on the date of grant was estimated based on the Black-Scholes option pricing model. The weighted average assumptions used to value options granted to employees for the periods presented were as follows:

Risk-free Interest rate	0.27% - 2.92% (weighted average 0.83%)

Expected Term at Issuance	5 - 7 years utilizing the practical expedient method in accordance with ASC 718

Volatility	61.7% (The Company used an average volatility of comparable entities, to develop an estimate of expected volatility.)

Dividend Rate	0

The 2021 Plan shall continue in effect until its termination by the Board; provided, however, that all awards shall be granted, if at all, within ten (10) years from on April 23, 2021. “Award” means an Option, Stock Appreciation Right, Restricted Stock Purchase Right, Restricted Stock Bonus, Restricted Stock Unit, or Stock-Based Award granted under the 2021 Plan. Shares issued pursuant to the 2021 Plan are exempt from requirements of registration and qualification of such securities.

Payment of earned Stock-Based Awards shall be as determined by the Board and as evidenced in the award agreement. Subject to the terms of the 2021 Plan, the board, in its sole discretion, may pay earned stock-based awards in the form of cash or in shares of stock (or in a combination thereof) that have an aggregate fair market value equal to the value of the earned stock-based awards.

Options are not exercisable after the expiration of ten (10) years after the effective date of grant of such option. All exercises are subject to various 2021 Plan restrictions.

Warrant Exercise

From January 1 2021, through September 30, 2021 pursuant to the 2020 Convertible Notes Payable and the 2021 Convertible Note Payable offerings, 305,726 warrants to purchase common shares were exercised and the Company received $1,528,630 for warrants issued.

NYIAX, Inc.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

For the nine months period ended September 30, 2021 (unaudited)

Note 4—Convertible Note Payable

During 2021 the Company sold Convertible Promissory Note of the Company (the “2021 Convertible Note Payable”) with fifty (50%) percent Company warrant (the “Warrants”) coverage to the dollar value of the Note at a five dollar ($5) per share strike price for the Warrants. (Collectively both 2021 Convertible Note Payable and Warrant(s) referred to herein as “Securities”).

The 2021 Convertible Note Payable have an annual rate of return of ten percent 10.0%, which shall be paid as Payment-in-Kind (“PIK”) with a payment in Company common share valued at five dollars ($5) per share at the Maturity Date, May 30, 2022, or upon conversion.

In the event the Company issues and sells units in a sale or a series of sales of securities on or before the maturity date in an equity financing in which cumulative gross proceeds equal or exceed $5,000,000(the “Financing Event”), then the outstanding principal balance of the 2021 Convertible Note Payable and all accrued and unpaid interest, shall be automatically converted into such Equity Securities under the same terms and conditions as those equity securities purchased in the Financing Event.

In accordance with ASC - 480 Distinguishing Liabilities From Equity, the Company is accounting for the conversion feature and the warrants as equity. The relative value of the beneficial conversion features and the warrants are recorded as deferred debt discount and amortized over the term of the convertible note payable using the effective interest method. The warrants account is being amortized over the life of the convertible note payable.

The warrants and beneficial conversion option, as calculated by the Black-Scholes formula, were allocated between the convertible note payable debt discount. The inputs for the Black-Scholes formula, were as follows:

●	Term	12 – 17 months
●	Risk-free Interest Rate	0.10% to 1.31%, average of 0.68%
●	Dividend Rate	0
●	Volatility	61.7%

The following table illustrates the value of the convertible note payable sold in 2021 as of September 30, 2021:

Cash received	6,876,335
(Deferred debt discount)	(1,451,145)
5,425,190
Amortization of debt discount for period ending September 30, 2021	502,778
2021 Convertible Note Payable at September 30, 2021	5,927,968

Convertible Note Conversions

As of July 19, 2021, the Company’s 2021 Convertible Note Payable had cumulative gross proceeds exceeding $5,000,000 of outstanding principal balance. The cumulative proceeds of 2021 Convertible Note Payable as of July 21, 2021 triggered the automatic conversion clause (“Financing Event”) of the 2020 Convertible Note Payable Security Purchase Agreement (“Note 1 SPA or SPA”). All of 2020 Convertible Note Payable unpaid principal balance and accrued interest was automatically converted into common stock under the terms and conditions of the SPA’s Financing Event clause.

The 2020 Convertible Note Payable sold in 2020 outstanding and related interest converted to 867,767 shares of common stock. The conversion value of the 2020 Convertible Noyes Payable was $4,048,716 and included the 2020 Convertible Note Payable The amortized value of the convertible note payable sold in 2020 was $3,714,791, as of the conversion, the unamortized discount on the debt of $290,109 and accrued interest was $333,933. In accordance with ASC 470-50, the remaining unamortized discount on the debt ($290,109) was recognized as an expense upon the conversion of the 2020 Convertible Note Payable.

NYIAX, Inc.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

For the nine months period ended September 30, 2021 (unaudited)

Note 5—Commitments and Contingencies

Operating Lease

In September 2021 the Company entered into an operating sub-lease for office space at 180 Maiden Lane, New York, NY 10005. Subject to master landlord consent, the sub-lease commenced November 1, 2021 and expires September 29, 2025. Base rent is $14,800 per month, rent escalation is 2% per annum commencing on the first anniversary of lease commencement and there is a rent concession of three months following the Company’s possession of space.

Employment Agreements

The Company has entered into employment agreement agreements with executive managers. Generally, the agreements are “at will” agreements and have a termination benefit of up to three months salary.

Two of the executive employment agreements automatically renewed on each anniversary date, unless it is terminated earlier with 180 days’ notice by either party prior to each renewal. The Company compensates the two executives a base salary at the rate of $120,000 and $255,000 per annum plus various other discretionary bonuses and stated bonuses related to fund raising.

Note 6—Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to December 23, 2021, the date that the financial statements were available to be issued. Based upon this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statement.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

NYIAX, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of NYIAX, Inc. (the “Company”) as of December 31, 2020 and 2019, the related statements of operations, stockholders’ deficit and cash flows for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019 and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provides a reasonable basis for our opinion.

/s/ Marcum LLP
Marcum LLP

We have served as the Company’s auditor since 2021

New York, NY

December 23, 2021

NYIAX, Inc

Balance Sheets

	December 31,	December 31,
	2020	2019
Assets
Current assets
Cash	$1,191,649	$581,339
Accounts receivable	501,061	141,924
Prepaid expenses and other current assets	53,300	21,464
Total current assets	1,746,010	744,727
Capitalized software development costs, net	$786,313	$982,891
Property, plant and equipment, net	10,832	18,244
Security deposit	-	12,022
Officer loan receivable	-	186,500
Total assets	$2,543,155	$1,944,384

Liabilities and shareholders’ equity (deficit)
Current liabilities
Accounts payable and accrued expenses	$809,796	$240,877
Convertible note payable, net of deferred debt discount $685,975	3,318,925	-
Total current liabilities	$4,128,721	$240,877
Payroll Protection Program loan	361,605	-
Payables to shareholder-founders	508,500	406,500
Total liabilities	$4,998,826	$647,377

Shareholders’ equity (deficit)
Common stock $0.0001 par value, 20,000,000 shares authorized; 8,892,202 and 8,769,645 shares issued and outstanding as of December 31, 2020 and 2019, respectively.	$889	$876
Additional paid in capital	26,154,886	23,733,467
Accumulated deficit	(28,611,446)	(22,437,336)
Total shareholders’ (deficit) equity	$(2,455,671)	$1,297,007
Total liabilities and shareholders’ (deficit) equity	$2,543,155	$1,944,384

The accompanying notes to the financial statements are an integral part of these financial statements

NYIAX, Inc

Statements of Operations

	Years Ended December 31,
	2020	2019

Revenue, net	$52,945	$4,258
Operating expenses
Technology and development	767,200	1,012,200
Selling, general and administrative	4,100,627	4,580,526
Depreciation and amortization	204,351	8,031
Share based compensation	793,891	1,127,754
Total operating expenses	5,866,069	6,728,511

Operating Loss	(5,813,124)	(6,724,253)

Other (income) expenses
Interest expense	384,561	-
Miscellaneous income, net	(23,574)	(14,018)

Total other expenses (income)	360,987	(14,018)

Loss before provision for income taxes	(6,174,110)	(6,710,235)
Net loss	$(6,174,110)	$(6,710,235)
Net loss per share - basic and diluted	$(0.70)	$(0.83)
Weighted average number of common shares outstanding – basic and diluted	8,875,292	8,059,701

The accompanying notes to the financial statements are an integral part of these financial statements.

NYIAX, Inc

Statements of Changes in Shareholders’ Equity (Deficit)

Years Ended December 31, 2020 and 2019

	Common Stock		Additional
	Shares		Paid In	Accumulated
	Outstanding	Amount	Capital	Deficit	Total

Balance - January 1, 2019	7,775,541	$778	$17,528,356	$(15,727,101)	$1,802,033
Fair value of share-based compensation	-	-	1,127,754	-	1,127,754
Issuance of common stock pursuant to private placement offering, net of offering costs	989,104	98	5,077,357	-	5,077,455
Net loss	-	-		(6,710,235)	(6,710,235)
Balance - December 31, 2019	8,764,645	876	23,733,467	(22,437,336)	1,297,007
Fair value of share-based compensation	-	-	793,891	-	793,891
Issuance of common stock pursuant to private placement offering	127,557	13	705,685	-	705,698
Deferred debt discount on 2020 Convertible Note Payable	-	-	921,843	-	921,843
Net loss	-	-	-	(6,174,110)	(6,174,110)
Balance - December 31, 2020	8,892,202	$889	$26,154,886	$(28,611,446)	$(2,455,671)

The accompanying notes to the financial statements are an integral part of these financial statements.

NYIAX, Inc

Statements of Cash Flows

	Years Ended December 31,
	2020	2019
Cash flows from operating activities
Net loss	$(6,174,110)	$(6,710,235)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	204,351	8,031
Loss on disposition of office equipment	1,776	-
Debt discount amortization	235,868	-
Share based compensation	793,891	1,127,754
Change in assets and liabilities:
Accounts receivable	(359,137)	(141,924)
Prepaid expenses and other current assets	(31,836)	(15,618)
Security deposit	12,022	(22)
Accounts payable and accrued expenses	568,920	63,195
	1,425,855	1,041,416
Net cash used in operating activities	(4,748,255)	(5,668,819)

Cash flows from investing activities
Purchases of property, plant and equipment	(2,138)	-
Repayment (advance) of officer loan receivable	186,500	(61,000)
Net cash provided (used) in investing activities	184,362	(61,000)

Cash flows from financing activities
Payables to stockholder founders	102,000	102,000
Gross Proceeds from issuance of stock	705,698	5,440,071
(Offering costs) from issuance of stock	-	(362,714)
Proceeds from convertible note payable	4,004,900	-
Proceeds from Payroll Protection Program loan	361,605	-
Net cash provided by financing activities	5,174,203	5,179,455

Net increase (decrease) in cash and cash equivalents	610,310	(550,364)
Cash Beginning of year	581,339	1,131,703
Cash End of year	$1,191,649	$581,339

Supplemental disclosures of non-cash flow investing and financing activities:
Deferred debt discount on 2020 convertible note payable	$921,843	-

The accompanying notes to the financial statements are an integral part of these financial statements.

NYIAX, Inc.

NOTES TO THE FINANCIAL STATEMENTS

For the Years Ended December 31, 2020 and 2019

Note 1—Organization and Nature of Business

Brief Overview:

NYIAX, Inc. (the “Company” or “NYIAX”) was incorporated on July 12, 2012 in the State of Delaware.

NYIAX connects Media Buyers (brands, advertisers or agencies) and Media Sellers (publishers or media) to execute media advertising sales contracts. NYIAX receives a commission or fee upon completion of the media advertising contract. NYIAX does not take ownership or positions of the media at any time during the process.

Liquidity and Capital Resources

For the year ended December 31, 2020, our operations lost approximately $6.1 million of which approximately $1.2 million were non-cash expenses.

The Company generated negative cash flows from operations of approximately $4.6 million for the year ended December 31, 2020. Historically, the Company’s liquidity needs have been met by the sale of common shares and convertible note payable.

As of December 31, 2020, NYIAX had total current assets of $1,746,010 and total current liabilities of $4,998,827, including $ 3,318,925 of convertible note payable.

From January 1, 2021, through September 30, 2021 the Company sold approximately $6.9 million of convertible note (the “2021 Convertible Note Payable”) and received approximately $1.5 million in the exercise of warrants related to Convertible Note Payable raising a total of approximately $8.4 million. The 2021 Convertible Note Payable has an annual rate of return of ten (10.0%) percent simple interest, which shall be paid as a Payment-in-Kind in the Company’s common stock valued at five ($5) dollars per share at the maturity date of the 2021 Convertible Note Payable May 30 2022 or upon conversion.

In accordance with the terms of the securities purchase agreement on July 19, 2021, the 2020 Convertible Note Payable have converted to common shares. In accordance with the 2020 SPA, upon the sale or a series of sales of its equity or debt financing securities on or before the maturity date in which cumulative gross proceeds equal or exceed $5,000,000, the outstanding principal balance of the 2020 Convertible Note Payable and all accrued and unpaid interest, automatically converted into such equity or debt financing securities under the same terms and conditions as those equity or debt financing securities. The Company’s 2021 Convertible Note Payable offering had cumulative gross proceeds exceeding $5,000,000 of outstanding principal balance. Accordingly, all convertible note payable issued in 2020 and all accrued and unpaid interest automatically converted into such common stock under the same terms and conditions as those Equity Securities purchased in the Financing Event. The 2020 Convertible Note Payable sold in 2020 outstanding and related interest converted to 867,767 shares of common stock.

The Company believes it has cash sufficient to meet working capital, capital requirements and debt service obligations for at least twelve months from the issuance of these financial statements. Future capital requirements will depend on many factors, including the Company's rate of revenue growth, level of expenditures and its initial public offering of common stock. Additionally, the Company is planning an initial public offering of its common stock. To the extent that the offering is not successful, or that existing capital resources, revenue growth and cash flow from operations are not sufficient to fund future activities, the Company may need to raise additional funds through equity or debt financing or curtail expenses. However, no assurances can be provided that additional funding or alternative financing will be available at terms acceptable to the Company, if at all.

The Company is also subject to certain business risks, including dependence on key employees, competition, market acceptance of the Company’s platform, ability to source demand from buyers of advertising inventory and dependence on growth to achieve its business plan.

NYIAX, Inc.

NOTES TO THE FINANCIAL STATEMENTS

For the Years Ended December 31, 2020 and 2019

The Company has been and could in the future be adversely affected by health epidemics, such as the global COVID-19 pandemic. Many marketers have decreased or paused their advertising spending as a response to the economic uncertainty, decline in business activity, and other COVID-related impacts, which have negatively impacted, and may continue to negatively impact, our revenue and results of operations, the extent and duration of which we may not be able to accurately predict. As a result, our financial condition and results of operations may be adversely impacted.

Note 2—Basis of Presentation and Summary of Significant Accounting Policies

Financial Statements

The accompanying financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from these estimates.

On an on-going basis, management evaluates its estimates, primarily those related to: (1) revenue recognition criteria, including the determination of revenue reporting as net versus gross in the Company’s revenue arrangements, (2) allowances for doubtful accounts, (3) the useful lives of property and equipment and capitalized software development costs, (4) income taxes, (5) the valuation of share based compensation, (6) assumptions used in the Black-Scholes option pricing model to determine the fair value of stock options and warrants and (7) the recognition and disclosure of contingent liabilities. These estimates are based on historical data and experience, as well as various other factors that management believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Estimates relating to the valuation of share-based compensation, options and warrants, require the selection of appropriate valuation methodologies and models, and significant judgment in evaluating ranges of assumptions and financial inputs. Actual results may differ materially from those estimates under different assumptions or circumstances.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased, to be cash equivalents. There were no cash equivalents at December 31, 2020 and 2019, respectively.

Accounts Receivable

Accounts receivable consists of amounts billed to Media Buyers. Accounts receivable are carried at their contractual amounts, less an estimate for uncollectible amounts. Management estimates the allowance for bad debts based on existing economic conditions, historical experience, the financial conditions of the customers, and the amount and age of past due accounts. Receivables are considered past due if full payment is not received by the contractual due date. Past due accounts are generally written off against the allowance for bad debts only after all collection attempts have been exhausted.

The Company performs ongoing credit evaluations of Media Buyers. The allowance for doubtful accounts is determined based on historical collection experience and the review in each period of the status of the then-outstanding accounts receivable, while taking into consideration current client information, subsequent collection history and other relevant data. The Company reviews the allowance for doubtful accounts on a quarterly basis. For the years’ ended December 31, 2020 and 2019 the Company had no allowance for doubtful accounts and no write-offs of accounts receivable.

NYIAX, Inc.

NOTES TO THE FINANCIAL STATEMENTS

For the Years Ended December 31, 2020 and 2019

Property and Equipment, Net

Property and equipment are stated at cost, net of accumulated depreciation and amortization, which is recorded commencing at the in-service date using the straight-line method over the estimated useful lives of the assets, as follows: 3 to 5 years for office equipment and software.

Repair and maintenance costs are expensed as incurred and major improvements are capitalized. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in the Company’s operating results.

Capitalized Software Development Costs

The Company capitalizes or expenses costs associated with creating internally developed software related to the Company’s technology infrastructure in accordance with ASC 350 – 40, Intangibles – Goodwill and Other – Internal Use Software, that generally relate to software that the Company does not intend to sell or market.

All costs incurred during the preliminary project stages are expensed as incurred. Once the projects have been committed to and it is probable that the projects will meet functional requirements, costs are capitalized in accordance ASC 350 – 40.

Amortization commences when the software is available for its intended use. The estimated useful life of the capitalized software development costs is five years. The Company commenced amortizing the capitalized software development costs related to its platform in January 2020.

Operating Leases

The Company records rent expense for operating leases on a straight-line basis over the lease term. The Company begins recognition of rent expense on the date of initial possession, which is generally when the Company enters the leased premises and begins to make improvements in preparation for its intended use. Rent expense for the years ended December 31, 2020 and 2019 were $132,000 and $137,000, respectively.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Fair value measurements are based on a fair value hierarchy, based on three levels of inputs, of which the first two are considered observable and the last unobservable, which are the following:

Level 1	—	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2	—	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as quoted market prices for similar assets and liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.

Level 3	—	Unobservable inputs. Observable inputs are based on market data obtained from independent sources.

The Company’s financial instruments approximate the carrying amounts of cash, accounts receivable and accounts payable approximate fair value due to the short-term nature of these instruments.

NYIAX, Inc.

NOTES TO THE FINANCIAL STATEMENTS

For the Years Ended December 31, 2020 and 2019

Certain long-lived assets including capitalized software development costs are also subject to measurement at fair value on a nonrecurring basis if they are deemed to be impaired as a result of an impairment review. For the years ended December 31, 2020 and 2019, no impairments were recorded on those assets.

Concentrations of Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash, short term investments and accounts receivable. The Company maintains its cash with financial institutions which exceed the Federal Deposit Insurance Corporation (“FDIC”) federally insured limits.

As of December 31, 2020 and 2019, one Media Buyer represented for 100% of accounts receivable. For the years ended December 31, 2020 and 2019, one Media Seller represented for 100% of revenue, and accounts payable.

Deferred Financing Costs

Deferred financing costs include debt discounts and debt issuance costs related to a recognized debt liability and are presented in the balance sheet as a direct reduction from the carrying value of the debt liability. Amortization of deferred financing costs are included as a component of interest expense. Deferred financing costs are amortized using the effective interest method.

Revenue Recognition

NYIAX brings together Media Buyers (brands, advertisers or agencies) and Media Sellers (publishers or media) to execute media sales contracts. NYIAX receives a fee upon completion of the media contract. NYIAX does not take ownership of or positions in the media at any time during the process.

Generally, the Company bills Media Buyers the gross amount of advertising, including the Company’s commissions or fees in a single invoice and pays the Media Seller upon receipt. The Company’s accounts receivable are recorded at the amount of gross billings for the amounts it is responsible to collect, and accounts payable are recorded at the amount payable to Media Seller.

Substantially all of the Company’s revenues are recognized when the contract reconciliations are completed, accepted by the Media Buyer and Media Seller, and NYIAX’s performance obligations are completed.

The Company maintains agreements with each Media Buyer and Media Seller which set out the terms of the relationship.

Revenue is recognized based on the five-step process outlined in the Accounting Standards Codification (“ASC”) 606:

Step 1 – Identify the Contract with the Customer – A contract exists when (a) the parties to the contract have approved the contract and are committed to perform their respective obligations, (b) the entity can identify each party’s rights regarding the goods or services to be transferred, (c) the entity can identify the payment terms for the goods or services to be transferred, (d) the contract has commercial substance and it is probable that the entity will collect substantially all of the consideration to which it will be entitled in exchange for the goods or services that will be transferred to the customer.

Step 2 – Identify Performance Obligations in the Contract – Upon execution of a contract, the Company identifies as performance obligations each promise to transfer to the customer either (a) goods or services that are distinct, or (b) a series of distinct goods or services that are substantially the same and have the same pattern of transfer to the customer. To the extent a contract includes multiple promised goods or services, the Company must apply judgement to determine whether the goods or services are capable of being distinct within the context of the contract. If these criteria are not met, the goods or services are accounted for as a combined performance obligation.

NYIAX, Inc.

NOTES TO THE FINANCIAL STATEMENTS

For the Years Ended December 31, 2020 and 2019

Step 3 – Determine the Transaction Price – When (or as) a performance obligation is satisfied, the Company shall recognize as revenue the amount of the transaction price that is allocated to the performance obligation. The contract terms are used to determine the transaction price. Generally, all contracts include fixed consideration. If a contract did include variable consideration, the Company would determine the amount of variable consideration that should be included in the transaction price based on expected value method. Variable consideration would be included in the transaction price, if in the Company’s judgement, it is probable that a significant future reversal of cumulative revenue under the contract would not occur.

Step 4 – Allocate the Transaction Price – After the transaction price has been determined, the next step is to allocate the transaction price to each performance obligation in the contract. If the contract only has one performance obligation, the entire transaction price will be applied to that obligation. If the contract has multiple performance obligations, the transaction price is allocated to the performance obligations based on the relative standalone selling price at contract inception.

Step 5 – Satisfaction of the Performance Obligations (and Recognize Revenue) – Revenue is recognized when (or as) goods or services are transferred to a customer. The Company satisfies each of its performance obligations by transferring control of the promised good or service underlying that performance obligation to the customer. Control is the ability to direct the use of and obtain substantially all of the remaining benefits from an asset. It includes the ability to prevent other entities from directing the use of and obtaining the benefits from an asset. Indicators that control has passed to the customer include: a present obligation to pay; physical possession of the asset; legal title; risks and rewards of ownership; and acceptance of the asset(s). Performance obligations can be satisfied at a point in time or over time.

The Company has determined that it is acting as an agent for the Media Seller as (i) NYIAX does not obtain control of the Seller’s media (goods & services) before transferring control to the Buyer. The Seller has control of the media. Specifically, NYIAX does not control the specified media before transferring the media to the Media Buyer, the Company is not primarily responsible for the performance of the Media Seller, nor can the Company redirect those services to fulfill any other contracts. (ii) NYIAX does not have inventory or credit risk for the media. And (iii) the Media Seller establishes the pricing in the Smart-Contracts (self-executing contracts with the terms of the agreement between buyer and seller standardized.) and the Media Buyers and Media Sellers agree on the pricing.

Based on these and other factors, the Company has determined it acts as an agent in the purchase and sale of advertising media inventory and therefore reports revenue on a net basis for the commissions and fees the Company charges after the performance obligations are met.

NYIAX, Inc.

NOTES TO THE FINANCIAL STATEMENTS

For the Years Ended December 31, 2020 and 2019

Operating Expenses

The Company’s technology and development expenses consist of (i) technology and development expensed as incurred, except to the extent that such costs are associated with software development that qualify for capitalization, which are then recorded as capitalized software development costs and (ii) hosting costs.

Selling General and Administrative consists primarily of personnel costs, including salaries, bonuses, employee benefits costs and the Company’s sales and marketing personnel, accounting and legal professional services fees, and rent.

Share Based Compensation

The Share based compensation expense related to stock options and restricted stock awards which are referred to collectively as options and awards granted under the Company’s employee option plans, is measured and recognized in the financial statements based on the fair value of the awards granted. The fair value of each option award is estimated on the grant date using the Black-Scholes option-pricing model. The Company uses the Black-Scholes model to calculate the fair value for all options granted, based on the inputs relevant on the date granted, such as the fair value of our shares, prevailing risk-free interest rate, risk-free interest rate, expected term at issuance, volatility, and dividend rate, etc. The value of the portion of the award, after considering potential forfeitures, that is ultimately expected to vest is recognized as expense in our statements of operations on a over the requisite service periods. Awards are subject to forfeiture until vesting conditions have been satisfied under the terms of the award. Determining the fair value of stock options awards requires judgement. The Company’s use of the Black-Scholes option pricing model requires the input of subjective assumptions.

Income Taxes

The Company records income tax expense in accordance with ASC - 740 Income Taxes, as amended mandating how uncertain tax positions should be recognized, measured, presented, and disclosed in the financial statements. The standards require the evaluation of tax positions taken or expected to be taken in the course of preparing the Company’s tax returns to determine whether the tax positions are more-likely-than-not of being sustained upon examination by the applicable tax authority, based on the technical merits of the tax position, and then recognizing the tax benefit that is more-likely-than-not to be realized. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current reporting period. The Company has analyzed its the tax positions and has concluded that as of December 31, 2020 and 2019, no uncertain positions are taken or are expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

The Company’s policy is to record interest expense and penalties pertaining to income taxes in operating expenses. For the years ended December 31, 2020 and 2019, there were no interest and penalties expenses recorded and no accrued interest and penalties.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was enacted in response to COVID-19 pandemic. Under ASC 740, the effects of changes in tax rates and laws are recognized in the period which the new legislation is enacted. The CARES Act made various tax law changes including among other things (i) increasing the limitation under Section 163(j) of the Internal Revenue Code of 1986, as amended (the “IRC”) for 2019 and 2020 to permit additional expensing of interest (ii) enacting a technical correction so that qualified improvement property can be immediately expensed under IRC Section 168(k), (iii) making modifications to the federal net operating loss rules including permitting federal net operating losses incurred in 2018, 2019, and 2020 to be carried back to the five preceding taxable years in order to generate a refund of previously paid income taxes and (iv) enhancing the recoverability of alternative minimum tax credits. Given the Company’s full valuation allowance position and capitalization of all costs, the CARES Act did not have an impact on the financial statements.

NYIAX, Inc.

NOTES TO THE FINANCIAL STATEMENTS

For the Years Ended December 31, 2020 and 2019

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including net operating loss carryforwards (“NOL’s”), and liabilities, are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Realization of the deferred income tax asset is dependent on generating sufficient taxable income in future years. The amount of the deferred income tax asset considered realizable, if any, could be reduced in the near term if estimates of future taxable income are reduced.

Earnings Per Share

In accordance with ASC - 260 Earnings Per Share, basic earnings per share (EPS) is calculated by dividing the net income attributable to common stockholders by the weighted-average number of shares of common stock outstanding. Diluted net income per share per share is computed by dividing net income by the weighted average number vested of common shares, plus the net impact of common shares (computed using the treasury stock method), if dilutive, resulting from the exercise of dilutive securities. In periods when losses are reported, the weighted-average number of common shares outstanding exclude common stock equivalents because their inclusion would be anti-dilutive. The Company has issued employee incentive options and warrants. These employee incentive options and warrants are excluded from the calculation as the employee incentive options and warrants are anti-dilutive.

As of December 31, 2020 and 2019, the Company excluded the common stock equivalents summarized below, which entitle the holders thereof to ultimately acquire shares of common stock, from its calculation of earnings per share, as their effect would have been anti-dilutive.

	For the Years Ended
	December 31,
	2020	2019
Warrants Issued with Common Stock Offerings	1,100,195	1,036,419
Selling Agent Warrants	260,361	260,361
Equity Incentive Plans	1,564,126	1,686,626
Convertible shares under convertible note payable	829,636	-
Warrants for noteholders	400,490	-
Total Common Stock Equivalents	4,154,808	2,983,406

NYIAX, Inc.

NOTES TO THE FINANCIAL STATEMENTS

For the Years Ended December 31, 2020 and 2019

Recent Accounting Standards

In February 2016, FASB issued ASU No. 2016-02, Leases, (topic 842) which requires an entity to recognize right-of-use assets and lease liabilities on its balance sheet and disclose key information about leasing arrangements. The guidance offers specific accounting guidance for a lessee, lessor, and sale and leaseback transactions. Lessees and lessors are required to disclose qualitative and quantitative information about leasing arrangements to enable a user of the financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases. Leases will be classified as either finance or operating, with the classification affecting the pattern of expense recognition in the income statement. The guidance is effective for the Company for fiscal year 2022 and requires a modified retrospective adoption, with early adoption permitted. The Company is currently evaluating the impact of this guidance on its financial statements.

In August 2018, the FASB issued ASU No. 2018-13 “Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU 2018-13”). The amendments in ASU 2018-13 modify the disclosure requirements on fair value measurements based on the concepts in the FASB Concepts Statement, including the consideration of costs and benefits. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. The amendments are effective for fiscal years beginning after December 15, 2020. Early adoption is permitted, including adoption in an interim period. The Company is currently evaluating ASU 2018-13 and its impact on its financial position.

During May 2021 the FASB issued ASU No. 2021-04, “An Amendment of the FASB Accounting Standards Codification Earnings Per Share (Topic 260), Debt— Modifications and Extinguishments (Subtopic 470-50), Compensation—Stock Compensation (Topic 718), and Derivatives and Hedging— Contracts in Entity’s Own Equity (Subtopic 815-40)” which modifies accounting and reporting for effect of a modification or an exchange of a freestanding equity-classified written call option that remains equity classified after modification or exchange. The Company is currently evaluating FASB issues No. 2021-04 and its impact on its financial position. ASU No. 2021-04 is effective for fiscal years beginning after December 15, 2021

In August 2020, the FASB issued “Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging— Contracts in Entity’s Own Equity (Subtopic 815-40) Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity.” (the “Update” or “No. 2020-06”). The Update is effective for SEC filers, excluding entities eligible to be smaller reporting companies as defined by the SEC, for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years.

The Company is currently evaluating FASB issues No. 2020-06 and its impact on its financial position.

NYIAX, Inc.

NOTES TO THE FINANCIAL STATEMENTS

For the Years Ended December 31, 2020 and 2019

Note 3—Licensing Fee

The Company and Nasdaq, Inc “NASDAQ” have entered into a Joint Intellectual Property and an Information Technology Services Agreement.

NYIAX is obligated to compensate NASDAQ an annual license fee of $350,000 and revenue sharing of 0.5% to 10% of revenue depending upon various criteria. No expenses were incurred related to the annual license fee and revenue sharing agreements for the years ended December 31 2020 and 2019. No payments were made in 2019 and 2020 related to the annual license fee and revenue sharing agreements

Note 4—Shareholder Equity:

Common Stock

On December 31, 2019 and 2020, the authorized capital stock of the Company consisted of 20,000,000 shares of common stock at a par value $0.0001 per share. As of December 31, 2019 and 2020 there were 8,769,645 and 8,892,202 common shares outstanding, respectively.

Issuance of Shares to Founders

In 2016, the Company issued 4,233,696 shares to Founders valued at par value, $0.001 per share. The shares had various restrictions, primarily service periods and vested either immediately or over three years. 604,832 shares were cancelled and did not vest. During 2019, 12,519 shares vested. At December 31 2020 3,628,864 shares were fully vested and outstanding.

August 2016 Offering

On August 24, 2016, NYIAX conducted a final closing of a private placement (the “August 2016 Offering”) of Common Stock at a price of $3.30 per share to investors. In the offering, NYIAX raised total gross proceeds of $3,232,650 from the sale of 979,402 shares of Common Stock.

The Company paid placement agent commissions and other fees of $630,826, charged to additional paid in capital, and issued 165,953 warrants to purchase common stock exercisable at $0.01. The placement agent immediately exercised these warrants.

In the event that the Company effects an offering of equity or equity linked securities of the Company in an amount of at least $1,000,000 at a pre-money valuation (on a primary basis without taking into account the exercise of any options or warrants) that is lower than the post-money valuation of the Company after completion of the August 2016 Offering (on a primary basis without taking into account the exercise of any options or warrants), each investor in the August 2016 Offering shall receive additional fully-paid and non-assessable shares of the Company’s Common Stock from the Company so that upon receipt of such additional shares, the average cost to each investor in the August 2016 Offering of its shares of the Company’s Common Stock shall be reduced to the same pre-money valuation as that being sold to investors in the later offering that triggers this anti-dilution protection. No additional shares have been issued under this provision.

NYIAX, Inc.

NOTES TO THE FINANCIAL STATEMENTS

For the Years Ended December 31, 2020 and 2019

July 2017 Offering

On July 31, 2017, NYIAX conducted a final closing of a private placement (the “July 2017 Offering”) of our Common Stock at a price of $4.60 per share to investors. In the offering, NYIAX raised total gross proceeds of $5,498,000, charged to additional paid in capital, and sold a total of 1,195,306 shares of Common Stock.

The Company paid placement agent commissions and other fees of $693,998, charged to additional paid in capital, and issued 154,720 warrants exercisable at $0.01. The placement agent exercised these warrants within the year. The warrants were valued using the Black-Scholes option pricing model at $710,320 with the following assumptions: Volatility 61.7%; Risk-Free interest rate of 1.84%; Expected Term: 4.6 years.

In the event that the Company effects an offering of equity or equity linked securities of the Company in an amount of at least $1,000,000 at a pre-money valuation (on a primary basis without taking into account the exercise of any options or warrants) that is lower than the post-money valuation of the Company after completion of July 2017 Offering (on a primary basis without taking into account the exercise of any options or warrants), each investor in the July 2017 Offering shall receive additional shares so that upon receipt of such additional shares, the average cost to each investor of the July 2017 Offering of its shares of the Company’s Common Stock shall be reduced to a pre-money valuation equal to a twenty percent (20%) discount to the pre-money valuation of the later offering that triggers this anti-dilution protection. Our CEO, Robert E. Ainbinder, Jr., who was then not our CEO but a member of the board of directors, was employed as a registered representative with WestPark Capital at the time this offering was conducted. No additional shares have been issued under this provision.

June 2018 Offering

On June 6, 2018, NYIAX conducted a final closing of a private placement (the “June 2018 Offering”) of our securities to investors at a price of $5.00 per unit, each consisting of (i) one share of Common Stock and (ii) one 5-year warrant to purchase one quarter of a share of Common Stock at an exercise price of $6.60 per share. In the offering, NYIAX raised total gross proceeds of $5,649,000 and sold a total of 1,129,882 Common Stock shares and 282,471 warrants.

The Company paid placement agent commissions and other fees of $702,819, charged to additional paid in capital, and issued 143,135 warrants exercisable at $3.30. The warrants were valued using the Black-Scholes option pricing model at $425,111 with the following assumptions: Volatility 61.7%; Risk-Free interest rate of 2.81%; Expected Term: 3.8 years.

In the event that the Company effects an offering of equity or equity linked securities of the Company in an amount of at least $1,000,000 at a pre-money valuation (on a primary basis without taking into account the exercise of any options or warrants) that is lower than the post-money valuation of the Company after completion of the June 2018 Offering (on a primary basis without taking into account the exercise of any options or warrants), each investor in the June 2018 Offering shall receive additional shares so that upon receipt of such additional shares, the average cost to each investor of the June 2018 Offering of its shares of the Company’s Common Stock shall be reduced to a pre-money valuation equal to a twenty percent (20%) discount to the pre-money valuation of the later offering that triggers this anti-dilution protection. Our CEO, Robert E. Ainbinder, Jr., who was then not our CEO but a member of the board of directors, was employed as a registered representative with WestPark Capital at the time this offering was conducted. No additional shares have been issued under this provision.

NYIAX, Inc.

NOTES TO THE FINANCIAL STATEMENTS

For the Years Ended December 31, 2020 and 2019

July 2019 Offering

On July 16, 2019, NYIAX conducted a final closing of a private placement (the “July 16 Offering”) of our securities to investors at a price of $5.50 per unit, each consisting of (i) one share of Common Stock and (ii) one 5-year warrant to purchase half of a share of Common Stock at an exercise price of $6.60 per share. In the offering, NYIAX raised total gross proceeds of $6,447,000 and sold a total of 1,172,258 Common Stock shares and 586,131 warrants. In 2019 656,045,104 Common Stock shares sold and in 2018 516,213 Common Stock shares were sold.

The Company paid placement agent fees and commissions and other costs of $716,493, charged to additional paid in capital, and issued 117,226 warrants exercisable at $3.30. The warrants were valued using the Black-Scholes option pricing mode at $361,056 with the following assumptions: Volatility 61.7%; Risk-Free interest rate of 1.85%; Expected Term: 2.7 years.

In the event that the Company effects an offering of equity or equity linked securities of the Company in an amount of at least $15,000,000 at a price of less than $5.00 per equity security at a pre-money valuation (on a primary basis without taking into account the exercise of any options or warrants) that is lower than the post-money valuation of the Company after completion of the July 2019 Offering (on a primary basis without taking into account the exercise of any options or warrants), each investor in the July 2019 Offering shall receive additional shares so that upon receipt of such additional shares, the average cost to each investor of the July 2019 Offering of its shares of the Company’s Common Stock shall be reduced to a pre-money valuation equal to a twenty percent (20%) discount to the pre-money valuation of the later offering that triggers this anti-dilution protection. Our CEO, Robert E. Ainbinder, Jr., who was then not our CEO but a member of the board of directors, was employed as a registered representative with WestPark Capital at the time this offering was conducted. No additional shares have been issued under this provision.

March 2020 Offering

On March 31, 2020, NYIAX conducted a final closing of a private placement of our securities to investors at a price of $5.50 per unit, each consisting of (i) one share of Common Stock and (ii) one 10-year warrant to purchase half of a share of Common Stock at an exercise price of $6.60 per share. In the offering, NYIAX raised total gross proceeds of $2,533,435 and sold a total of 460,616 shares of Common Stock and 230,303 warrants. Of the 460,616 shares of common stock sold, 127,557 shares were sold in 2020 and, 333,059 shares were sold in 2019.

In the event that the Company effects an offering of equity or equity linked securities of the Company in an amount of less than $15,000,000 at a pre-money valuation (on a primary basis without taking into account the exercise of any options or warrants) that is lower than the post-money valuation of the Company after completion of the March 2020 Offering (on a primary basis without taking into account the exercise of any options or warrants), each investor in the March 2020 Offering shall receive additional fully-paid and non-assessable shares of the Company’s Common Stock from the Company so that upon receipt of such additional shares, the average cost to each investor in the March 2020 Offering of its shares of the Company’s Common Stock shall be reduced to a pre-money valuation equal to a twenty percent (20%) discount to the pre-money valuation of the later offering that triggers this anti-dilution protection. No additional shares have been issued under this provision.

NYIAX, Inc.

NOTES TO THE FINANCIAL STATEMENTS

For the Years Ended December 31, 2020 and 2019

Registration Rights and Restrictions

Investors in the August 2016, July 2017, June 2018, July 2019, and April 2020 Offerings (collective, “Previous Offering(s)”) were entitled to standard “piggyback” registration rights on all registrations of the Company effected for other investors.

In connection with the Previous Offerings, each investor also entered into a Shareholder Agreement with the Company which contains restrictions on transfer of the shares purchased including lock-up provision pursuant to which no person may sell or transfer any shares acquired or any other shares held by it until 180 days from the date of an initial public offering of the Company.

Equity Incentive Plans

On September 6, 2016, our Board of Directors adopted a 2016 Equity Incentive Plan (the “2016 Plan”). The 2016 Plan was approved by our shareholders on September 28, 2016. On January 18, 2018, the Board of Directors and shareholders adopted a 2018 Equity Incentive Plan (the “2018 Plan”) (collectively the “Equity Incentive Plans”).

1,139,544 options have been authorized under the 2016 Plan and 604,832 options have been authorized under the 2018 Plan.

The Plans shall continue in effect until its termination by the Board; provided, however, that all Awards shall be granted, if at all, within ten (10) years from September 6, 2016. “Award” means an Option, Stock Appreciation Right, Restricted Stock Purchase Right, Restricted Stock Bonus, Restricted Stock Unit, or Stock-Based Award granted under the 2016 Plan. Shares issued pursuant to the 2016 Plan are exempt from requirements of registration and qualification of such securities.

The 2018 Plan shall continue in effect until its termination by the Board; provided, however, that all Awards shall be granted, if at all, within ten (10) years from December 15, 2017. “Award” means an Option, Stock Appreciation Right, Restricted Stock Purchase Right, Restricted Stock. Shares issued pursuant to the 2017 Plan are exempt from requirements of registration and qualification of such securities.

Payment of earned Stock-Based Awards shall be as determined by the Board and as evidenced in the award agreement. Subject to the terms of the Plans, the Board, in its sole discretion, may pay earned Stock-Based Awards in the form of cash or in shares of Stock (or in a combination thereof) that have an aggregate Fair Market Value equal to the value of the earned Share-Based Awards.

Options are not exercisable after the expiration of ten (10) years after the effective date of grant of such Option. All exercises are subject to various 2016 and 2018 Plan restrictions.

NYIAX, Inc.

NOTES TO THE FINANCIAL STATEMENTS

For the Years Ended December 31, 2020 and 2019

For the years ended December 31, 2020 and 2019, the Company recorded share based compensation as follows

2020 - Share based compensation

Share based compensation related to Equity Plans $793,891

2019 - Share based compensation

Share based compensation related to Equity Plans $1,127,754

The fair value of options on the date of grant was estimated based on the Black-Scholes option pricing model. The weighted average assumptions used to value options granted to employees for the periods presented were as follows:

Risk-free Interest rate	0.27% - 2.92% (weighted average 0.83%)

Expected Term at Issuance	5 - 7 years utilizing the practical expedient method in accordance with ASC 718

Volatility	61.7% (The Company used an average volatility of comparable entities, to develop an estimate of expected volatility.)

Dividend Rate	0

The following table summarizes common stock option award activity:

	Options	Weighted Average Exercise Price	Remaining Life	Aggregate Intrinsic Value for the Activity During the Years
Balance, January 1, 2019	1,706,626	$2.79	6.9	$-
Granted	5,000
Forfeiture	(15,000)
Balance, December 31, 2019	1,696,626	$2.78	6.1	$-
Exercisable, December 31, 2019	1,486,269	$2.94	7.8	$-

Balance, January 1, 2020	1,696,626	$2.78	6.1	$-
Granted	30,000
Forfeiture	(152,500)
Balance, December 31, 2020	1,574,126	$2.71	5.0	$-
Exercisable, December 31, 2020	1,552,806	$2.69	5.2	$-

NYIAX, Inc.

NOTES TO THE FINANCIAL STATEMENTS

For the Years Ended December 31, 2020 and 2019

As of December 31, 2020, there were 21,320 unvested options to purchase shares of the Company’s common stock and approximately $$70,519 of unrecognized share based compensation expense that the Company expected to recognize over the next twelve months.

Note: 5-Convertible Note Payable

During the year ended December 31, 2020 the Company sold convertible note payable (the “2020 Convertible Note Payable”) with fifty (50%) percent warrant (the “Warrants”) coverage to the dollar value of the Note at a $5.00 per share exercise price for the Warrants.

As of December 31, 2020, $4,004,900 of 2020 Convertible Note Payable were sold, 400,490 Warrants were issues and $148,000 of interest was accrued.

The 2020 Convertible Note Payable had an annual rate of return of ten 10.0% percent, which shall be paid as Payment-in-Kind (“PIK”) with a payment in Company common stock valued at $5.00 per share at the Maturity Date, October 30, 2021, or upon conversion.

In the event the Company issues and sells units in a sale or a series of sales of its equity or debt financing securities on or before the maturity date in a financing event in which cumulative gross proceeds equal or exceed $5,000,000, then the outstanding principal balance of the 2020 Convertible Note Payable s and all accrued and unpaid interest, shall be automatically converted into such equity or debt financing securities under the same terms and conditions as those equity or debt financing securities purchased in the Financing Event.

The warrants did not contain obligations of the Company to (i) redeem the warrants for cash or other assets, (ii) repurchase the Company’s equity shares by transferring assets, or (iii) to issue a variable number of equity shares and in accordance with ASC - 480 Distinguishing Liabilities From Equity, the Company is accounting for the conversion feature and the warrants as equity. Examples include written put options and warrants to issue redeemable equity securities. The relative value of the beneficial conversion features and the warrants are recorded as deferred debt discount and amortized over the term of the convertible note e using the effective interest method. The deferred debt discount is being amortized over the life of the convertible note payable.

NYIAX, Inc.

NOTES TO THE FINANCIAL STATEMENTS

For the Years Ended December 31, 2020 and 2019

The warrants were calculated by the Black-Scholes option pricing model. The inputs for the Black-Scholes formula, were as follows:

●	Term - 11 – 19 months

●	Risk-free Interest Rate – 0.11% to 1.16%, average of 0.26%

●	Dividend Rate 0

●	Volatility 61.7%

The following table illustrates the value of the convertible note payable as of December 31, 2020:

2020 Convertible Note Payable
2020 Convertible Note Payable at Issuance	$4,004,900
(Deferred debt discount)	(921,843)
$3,083,057
Amortization of debt discount for year ending December 31, 2020	235,868
2020 Convertible Note Payable at December 31, 2020	$3,318,925

On July 19, 2021, the Company’s 2021 Convertible Note Payable offering had cumulative gross proceeds exceeding $5,000,000 of outstanding principal balance. The cumulative proceeds more than $5,000,000 was a triggering factor and all 2020 Convertible Note Payable issued in 2020 and all accrued and unpaid interest automatically converted into common stock under the same terms and conditions as those equity securities purchased in the financing event. The 2020 Convertible Note Payable including all outstanding and related interest converted to approximately 867,767 shares of common stock on July 19, 2021. The 2020 Convertible Note Payable and accrued interest ($333,933) were converted into shares of common stock.

Note 6—Paycheck Protection Program Loan

The Company received a loan from Wells Fargo Bank in the amount of $361,600 under the Paycheck Protection Program established by the CARES Act. The loan is subject to a note dated May 14, 2020 and may be forgiven to the extent proceeds of the loan are used for eligible expenditures such as payroll and other expenses described in the CARES Act. The loan bore an interest at a rate of 1% and was payable in monthly installments of principal and interest over 24 months beginning 6 months from the date of the note.

The Company applied for forgiveness of the loan and interest in the full amount. On December 31, 2020, the loan balance was $361, 605.

On May 20,2021, the U.S. Small Business Administration forgave NYIAX’s Paycheck Protection Loan as authorized by the CARES Act.

NYIAX, Inc.

NOTES TO THE FINANCIAL STATEMENTS

For the Years Ended December 31, 2020 and 2019

Note 7—Income Taxes

NYIAX, Inc. is taxed as a “C” Corporation subject to federal, state and local income taxes.

For the years ended December 31, 2020 and 2019, NYIAX did not have any income for tax purposes and therefore, no current tax liability or expense has been recorded in these financial statements.

A reconciliation of income tax expense computed at the statutory federal income tax rate to the provision for income taxes for the years ended December 31, 2020 and 2019 is as follows:

	2020	2019
Net Loss for the Year	$(6,174,110)	$(6,710,235)
Statutory federal income tax rate	21%	21%
Tax benefit using statutory federal income tax rate	(1,296,563)	(1,409,149)
State and local taxes, net of federal benefit	(487,430)	(439,240)
Non-deductible expenses, net of federal income tax rate	54,162	-
Change in valuation allowance	2,107,000	1,900,000
Other, net	(377,169)	(51,611)
Income tax expense (benefit)	$-	$-
Effective income tax rate	0%	0%

At December 31, 2020, the Company has available Federal net operating loss carryforwards (“NOLs”), of approximately $5,857,000 to reduce future taxable income which do not expire but are limited to 80% of taxable income and New York NOLs of $5,857,000 which expire in 2040. The Company evaluates the need for a valuation allowance at each report date. At December 31, 2019, the Company has available Federal net operating loss carryforwards (“NOLs”), of approximately $6,141,000 to reduce future taxable income which do not expire but are limited to 80% of taxable income and New York NOLs of $6,141,000.

Management has determined that it is not more likely than not that the deferred tax assets will be realized. A full valuation allowance is provided against the deferred tax assets at December 31, 2020 and 2019.

Deferred tax asset at December 31, 2020 and 2019 consists of the following:

	2020	2019
Deferred tax asset
Start-up costs	$4,924,000	$5,239,000
Stock based compensation	1,569,000	1,261,000
Net Operating Loss	2,171,000	-
Other	(20,000)	37,000
	8,644,000	6,537,000
Valuation allowance	(8,644,000)	(6,537,000)
Net deferred taxes	-	$-

NYIAX, Inc.

NOTES TO THE FINANCIAL STATEMENTS

For the Years Ended December 31, 2020 and 2019

Note 8—Capitalized Software Development Costs

Capitalized software development costs, net of amortization as of December 31, 2020 was $786,313 The Company had gross capitalized software development costs of $982,891 as of December 31, 2020 and 2019. The Company commenced amortizing the capitalized software development costs in January 2020. For the year ended December 31, 2020, the Company amortized $196,578 of capitalized software development costs.

In accordance with ASC 360 Impairment Accounting for the Impairment or Disposal of Long Lived Assets, the Company periodically reviews the carrying value of long-lived assets whenever events or changes in circumstances indicate that the historical carrying value of the long-lived assets may have been impaired. Management determined long-lived assets held at December 31, 2020 had not been impairment.

Note 9—Related Party Transactions

Chief Executive Officer (“CEO”) Services

The CEO is a shareholder and Executive Director of NYIAX. Mr. Ainbinder became a Board member in April 2016.

From November 2015 through July 2019 the CEO was a Vice President of WestPark Capital, Inc.’s (“Investment Bank”) and served on the Investment Bank’s Investment Committee. The Investment Bank was the former Placement Agent for the Company in the August 2016, July 2017, June 2018, and July 2019 Offerings.

Related Party Loan–CEO

During the years ended December 31, 2018, and 2019, the CEO received a series of loans aggregating$186,500 from the Company bearing an 8% annual interest rate. Interest income of $ 12,386 and $14,018 was recorded for the years ended December 31, 2020, and 2019, respectively and included in the financial statements as miscellaneous income. The CEO’s shares were held as collateral. On October 29, 2020 the CEO was provided a bonus of $217,491 in the form of loan forgiveness for the $186,500 of the loan principle and $30,991 of loan interest. At December 31, 2020 no related party loans were outstanding.

Payables to Shareholder-Founders

At December 31, 2020 and 2019 the Company had a payable to certain shareholder founders in aggregate amount of $508,500 and $406,500, respectively for unpaid bonus and reimbursement of certain expenses. The services related to the bonus have been rendered and the amounts are recorded as payables to shareholder founders. Repayment terms have not been established.

NYIAX, Inc.

NOTES TO THE FINANCIAL STATEMENTS

For the Years Ended December 31, 2020 and 2019

Employment Agreements

The Company has entered into employment agreement agreements with executive managers. Generally the agreements are “at will” agreements and have a termination benefit of up to three months of salary.

Two of the executive employment agreements automatically renewed on each anniversary date, unless it is terminated earlier with 180 days’ notice by either party prior to each renewal. The Company compensates the two executives a base salary at the rate of $120,000 and $255,000 per annum plus various other discretionary bonuses and stated bonuses related to fund raising.

Note 10—Commitments and Contingencies

Operating Lease

In September 2021 the Company entered into an operating sub-lease for office space at 180 Maiden Lane, New York, NY 10005. Subject to master landlord consent, the sub-lease commenced November 1, 2021 and expires September 29, 2025. Base rent is $14,800 per month, rent escalation is 2% per annum commencing on the first anniversary of lease commencement and there is a rent concession of three months following the Company’s possession of space.

Note 11—Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to December 23, 2021, the date that the financial statements were issued. Based upon this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statement other than noted above and below:

The Convertible Note Issuance

From January 1 2021 through September 30, 2021 the Company sold approximately $6.9 million of 2021 Convertible Note Payable and received $1.5 million in the exercise of warrants related to convertible note payable. The 2021 Convertible Note Payable provide for 50% percent warrant (the “Warrants”) coverage to the dollar value of the 2021 Convertible Note Payable at a $5.00 per share strike price for the Warrants.

The 2021 Convertible Note Payable have an annual rate of return of ten (10.0%) percent simple interest, which shall be paid either in cash or Payment-in-Kind (“PIK”) at the option of the Company with a payment in Company common stock valued at five ($5) dollars per share or in cash at the maturity date of the Note May 31,2022 or upon conversion.

NYIAX, Inc.

NOTES TO THE FINANCIAL STATEMENTS

For the Years Ended December 31, 2020 and 2019

In the event the Company issues and sells units (in a sale or a series of sales) of its equity or debt securities on or before the maturity date in an equity or debt financing in which cumulative gross proceeds equal or exceed five million dollars ($5,000,000) (“Financing Event”), then the outstanding principal balance of the Note and all accrued and unpaid interest, shall be automatically converted into such equity securities under the same terms and conditions as those equity securities purchased in the financing event.

Convertible Note Conversions

On July 19, 2021, the Company’s 2021 Convertible Note Payable had cumulative gross proceeds exceeding $5,000,000 of outstanding principal balance. The cumulative proceeds more than $5,000,000 was a triggering factor and all 2020 Convertible Note Payable and all accrued and unpaid interest automatically converted into common stock under the same terms and conditions as those equity securities purchased in the financing event.

The 2020 Convertible Note Payable sold in 2020 outstanding and related interest converted to 867,767 shares of common stock. At the time of conversion, the conversion value of the 2020 Convertible Noyes Payable was $4,048,716 and included the 2020 Convertible Note Payable The amortized value of the convertible Note sold in 2020 was $3,714,791, as of the conversion, inclusive of the unamortized discount on the debt of $290,109 and accrued interest of $333,933. In accordance with ASC 470-50, the remaining unamortized discount on the debt ($290,109) was recognized as an expense upon the conversion of the 2020 Convertible Note Payable.

Changes in Authorized Shares

On April 23, 2021, the Company increased its authorized shares from 20,000,000 shares of common stock at a par value $0.0001 per share to 135,000,000 shares consisting of 125,000,000 shares of common stock and 10,000,000 shares of preferred stock each with a par value of $0.0001.

Equity Incentive Plan

On April 23, 2021, the Company’s Board of Directors adopted a 2021 Equity Incentive Plan (the “2021 Plan”). The 2021 Plan was approved by the Company’s stockholders on April 23, 2021.

Subject to the provisions the 2021 Plan, the maximum aggregate number of Shares that may be subject to awards and sold under the Plan is 12,000,000 Shares.

The 2021 Plan shall continue in effect until its termination by the Board; provided, however, that all Awards shall be granted, if at all, within ten (10) years from On April 23, 2021. “Award” means an Option, Stock Appreciation Right, Restricted Stock Purchase Right, Restricted Stock Bonus, Restricted Stock Unit, or Stock-Based Award granted under the 2021 Plan. Shares issued pursuant to the 2021 Plan are exempt from requirements of registration and qualification of such securities.

Payment of earned Stock-Based Awards shall be as determined by the Board and as evidenced in the award agreement. Subject to the terms of the 2021 Plan, the Board, in its sole discretion, may pay earned Stock-Based Awards in the form of cash or in shares of Stock (or in a combination thereof) that have an aggregate Fair Market Value equal to the value of the earned Stock-Based Awards.

Options are not exercisable after the expiration of ten (10) years after the effective date of grant of such Option. All exercises are subject to various 2021 Plan restrictions.

NYIAX, Inc.

$30,000,000

Common Stock

PRELIMINARY PROSPECTUS

Sole Book-Running Manager

Boustead Securities, LLC

December [●], 2021

PART II – INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the expenses in connection with this registration statement. All of such expenses are estimates, other than the filing fees payable to the Securities and Exchange Commission.

Amount to be paid
SEC registration fee		$2,781.00
FINRA filing fees	$	*
Transfer agent and registrar fees	$	*
Accounting fees and expenses	$	*
Legal fees and expenses	$	*
Blue sky qualification fees and expenses	$	*
Printing expenses	$	*
Miscellaneous expenses	$	*
Total	$	*

*	To be completed by amendment.

Item 14. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law (the “DGCL”) provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to an action by reason of the fact that he or she was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of an action by or in right of the corporation, no indemnification may generally be made in respect of any claim as to which such person is adjudged to be liable to the corporation.

Section 145(g) of the DGCL permits a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation.

In addition, Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any: (i) breach of a director’s duty of loyalty to the corporation or its stockholders; (ii) act or omission not in good faith or that involves intentional misconduct or a knowing violation of law; (iii) unlawful payment of dividends or redemption of shares; or (iv) transaction from which the director derives an improper personal benefit.

Our bylaws provide that any director or officer who is involved in litigation by reason of his or her position as a director or officer of the Company shall be indemnified and held harmless by the Company to the fullest extent authorized by Delaware law.

[In addition, we have entered into indemnification agreements with each of our current directors and executive officers. The indemnification agreements provide for indemnification against expenses, judgments, fines and penalties actually and reasonably incurred by an indemnitee in connection with threatened, pending or completed proceedings, subject to certain limitations. The indemnification agreements also provide for the advancement of expenses in connection with the investigation, defense, settlement or appeal of a proceeding, provided that the indemnitee provides an undertaking to repay to us any amounts advanced if the indemnitee is ultimately found not to be entitled to indemnification by us. The indemnification agreements set forth procedures for making and responding to a request for indemnification or advancement of expenses, as well as dispute resolution procedures that will apply to any dispute between us and an indemnitee arising under the indemnification agreements.]

Item 15. Recent Sales of Unregistered Securities.

Pursuant to a settlement agreement dated as of January 22, 2018 by and between Graham Mosley, a former employee, and the Company, the Company issued 850,000 shares of Common Stock to Mr. Graham.

August 2016 Offering

On August 24, 2016, we conducted a final closing of a private placement (the “August 2016 Offering”) of our Common Stock at a price of $3.30 per share to accredited investors. In the offering, we raised a total gross proceeds of $3,232,027 and sold a total of 979,402 shares of Common Stock. The shares were offered through WestPark Capital, Inc. as our placement agent on a “best efforts” basis. Our CEO, Robert E. Ainbinder, Jr. was employed as a registered representative with WestPark Capital at the time this offering was conducted.

We paid the placement agent a commission of 10% of the gross proceeds of the shares sold in the August 2016 Offering. We also issued the placement agent and its designees 165,953 shares of Common Stock, equal to 3% of the then outstanding Common Stock of the Company on a fully diluted basis.

Investors in the August 2016 Offering have a right of first refusal to purchase his or her pro rata share of the Equity Securities, as defined below, that the Company may, from time to time, propose to sell and issue after the August 2016 Offering, other than certain excluded securities including, but not limited to, securities issued to employees, officers, directors and advisors of the Company pursuant to stock option plans; securities issued for consideration other than cash pursuant to a merger, acquisition or business combination; and securities issued pursuant to stock split, stock dividend or recapitalization of the Company. The investor’s pro rata share is equal to the ratio of (a) the number of shares the investor is deemed to be a holder of immediately prior to the issuance of such Equity Securities to (b) the total number of shares of outstanding Common Stock (including all shares of Common Stock issued or issuable upon the exercise of any outstanding warrants, options or other convertible securities) immediately prior to the issuance of the Equity Securities of which the investor is deemed to be a holder immediately prior to the issuance of such Equity Securities. The term “Equity Securities” shall mean (i) any Common Stock, preferred stock or other equity security of the Company, (ii) any security convertible into or exercisable or exchangeable for, with or without consideration, any Common Stock, preferred stock or other equity security (including any option to purchase such a convertible security), (iii) any security carrying any warrant or right to subscribe to or purchase any Common Stock, preferred stock or other equity security, or (iv) any such warrant or right.

In the event that the Company effects an offering of equity or equity linked securities of the Company in an amount of at least $1,000,000 at a pre-money valuation (on a primary basis without taking into account the exercise of any options or warrants) that is lower than the post-money valuation of the Company after completion of the August 2016 Offering (on a primary basis without taking into account the exercise of any options or warrants), each investor in the August 2016 Offering shall receive additional fully-paid and non-assessable shares of the Company’s Common Stock from the Company so that upon receipt of such additional shares, the average cost to each investor in the August 2016 Offering of its shares of the Company’s Common Stock shall be reduced to the same pre-money valuation as that being sold to investors in the later offering that triggers this anti-dilution protection.

July 2017 Offering

On July 31, 2017, NYIAX conducted a final closing of a private placement (the “July 2017 Offering”) of our Common Stock at a price of $4.60 per share to investors. In the offering, NYIAX raised total gross proceeds of $5,498,000, charged to additional paid in capital, and sold a total of 1,195,306 shares of Common Stock.

The Company paid placement agent commissions and other fees of $693,998, charged to additional paid in capital, and issued 154,720 warrants exercisable at $0.01. The placement agent exercised these warrants within the year. The warrants were valued using the Black-Scholes option pricing model at $710,320 with the following assumptions: Volatility 61.7%; Risk-Free interest rate of 1.84%; Expected Term: 4.6 years.

In the event that the Company effects an offering of equity or equity linked securities of the Company in an amount of at least $1,000,000 at a pre-money valuation (on a primary basis without taking into account the exercise of any options or warrants) that is lower than the post-money valuation of the Company after completion of July 2017 Offering (on a primary basis without taking into account the exercise of any options or warrants), each investor in the July 2017 Offering shall receive additional shares so that upon receipt of such additional shares, the average cost to each investor of the July 2017 Offering of its shares of the Company’s Common Stock shall be reduced to a pre-money valuation equal to a twenty percent (20%) discount to the pre-money valuation of the later offering that triggers this anti-dilution protection.

June 2018 Offering

On June 6, 2018, we conducted a final closing of a private placement (the “June 2018 Offering”) of our securities to accredited investors at a price of $5.00 per unit, each consisting of (i) one share of Common Stock and (ii) one 5-year warrant to purchase one quarter of a share of Common Stock at an exercise price of $6.60 per share. In the offering, we raised a total gross proceeds of $4,510,660 and sold a total of 902,132 units. The units were offered through WestPark Capital, Inc. as our placement agent on a “best efforts” basis.

We paid the placement agent a commission of 10% of the gross proceeds of the shares sold in the June 2018 Offering. We also (i) paid the placement agent accountable expenses; (ii) issued the placement agent for consideration of $100 by the placement agent, at an exercise price of $3.30 per share, 10-year warrants to purchase 143,135 shares of Common Stock equal to 10% of the total number of Units issued in the June 2018 Offering; and (iii) paid the legal fees of the placement agent in connection with the offering.

In the event that the Company effects an offering of equity or equity linked securities of the Company in an amount of at least $1,000,000 at a pre-money valuation (on a primary basis without taking into account the exercise of any options or warrants) that is lower than the post-money valuation of the Company after completion of the June 2018 Offering (on a primary basis without taking into account the exercise of any options or warrants), each investor in the June 2018 Offering shall receive additional shares so that upon receipt of such additional shares, the average cost to each investor of the June 2018 Offering of its shares of the Company’s Common Stock shall be reduced to a pre-money valuation equal to a twenty percent (20%) discount to the pre-money valuation of the later offering that triggers this anti-dilution protection.

July 2019 Offering

On July 16 2019, we conducted a final closing of a private placement (the “July 2019 Offering”) of our securities to accredited investors at a price of $5.50 per unit, each consisting of (i) one share of Common Stock and (ii) one 5-year warrant to purchase half of a share of Common Stock at an exercise price of $6.60 per share. In the offering, we raised total gross proceeds of $6,447,435 and sold a total of 1,172,261 units. The units were offered through WestPark Capital, Inc. as our placement agent on a “best efforts” basis.

We paid the placement agent a commission of 10% of the gross proceeds of the shares sold in the July 2019 Offering. We also (i) paid the placement agent accountable expenses; (ii) issued the placement agent for consideration of $100 by the placement agent, at an exercise price of $3.30 per share, 10-year warrants to purchase 117,226 shares of Common Stock equal to 10% of the total number of Units issued in the July 2019 Offering; and (iii) paid the legal fees of the placement agent in connection with the offering.

In the event that the Company effects an offering of equity or equity linked securities of the Company in an amount of at least $15,000,000 at a price of less than $5.00 per equity security at a pre-money valuation (on a primary basis without taking into account the exercise of any options or warrants) that is lower than the post-money valuation of the Company after completion of the July 2019 Offering (on a primary basis without taking into account the exercise of any options or warrants), each investor in the July 2019 Offering shall receive additional shares so that upon receipt of such additional shares, the average cost to each investor of the July 2019 Offering of its shares of the Company’s Common Stock shall be reduced to a pre-money valuation equal to a twenty percent (20%) discount to the pre-money valuation of the later offering that triggers this anti-dilution protection.

March 2020 Offering

On March 31, 2020, we conducted a final closing of a private placement (the “March 2020 Offering”) pursuant to Rule 506(b) of Regulation D of our securities to accredited investors at a price of $5.50 per unit, each consisting of (i) one share of Common Stock and (ii) one 5-year warrant to purchase half of a share of Common Stock at an exercise price of $6.60 per share. In the offering, we raised total gross proceeds of $2,533,435 and sold a total of 460,616 units.

In the event that the Company effects an offering of equity or equity linked securities of the Company in an amount of less than $15,000,000 at a pre-money valuation (on a primary basis without taking into account the exercise of any options or warrants) that is lower than the post-money valuation of the Company after completion of the March 2020 Offering (on a primary basis without taking into account the exercise of any options or warrants), each investor in the March 2020 Offering shall receive additional fully-paid and non-assessable shares of the Company’s Common Stock from the Company so that upon receipt of such additional shares, the average cost to each investor in the March 2020 Offering of its shares of the Company’s Common Stock shall be reduced to a pre-money valuation equal to a twenty percent (20%) discount to the pre-money valuation of the later offering that triggers this anti-dilution protection.

December 2020 Convertible Note Offering

On December 28, 2020, we conducted a final closing of a private placement (the “December 2020 Convertible Notes Offering”) of convertible notes to accredited investors at a price of $5 per unit with a 50% five-year warrant coverage to the dollar value of the convertible note payable with an exercise price of $5 per share. In the offering, we raised total gross proceeds of $4,004,900. The convertible note payable have a 10% annual interest, payable in cash or in kind on October 30, 2021, the maturity date. In the event that the Company issues and sells equity securities on or before the maturity date in an equity financing in which cumulative gross proceeds equal or exceed $5,000,000, the outstanding principal balance of the convertible note payable and all accrued and unpaid interest shall be automatically converted into such equity securities under the same terms and conditions as such financing at a price per share equal to: (a) 80% of the price per share paid by the purchasers of such equity securities in such financing; or (b) If the Company were to complete an IPO with gross proceeds equal or exceed $5,000,000, the conversion price of the convertible note payable and all accrued interest from the in-kind payment shall convert at a 15% discount to the IPO offering price. The warrants will expire in five years or at the closing of the Company’s IPO, whichever occurs first.

On July 19, 2021, our October 2021 Convertible Note Offering (see below) had cumulative gross proceeds exceeding $5,000,000, which was a triggering event for automatic conversion of all outstanding principal balance of the convertible note payable and all accrued and unpaid interest of the December 2020 Convertible Note Offering into shares of common stock under the same terms and conditions as those equity securities purchased in the October 2021 Convertible Note Offering. Approximately 867,767 shares of common stock were issued pursuant to such conversion. The amortized value of the convertible note payable sold in December 2020 Convertible Note Offering was $3,714,791 as of June 30, 2021 and accrued interest as of June 30, 2021 was $333,933.

October 2021 Convertible Note Offering

On October 12, 2021, we conducted a final closing of a private placement (the “October 2021 Convertible Note Offering”) of convertible note payable to accredited investors at a price of $5 per unit with 50% five-year warrant coverage to the dollar value of the convertible note payable with an exercise price of $5 per share. In the offering, we raised total gross proceeds of $6,876,335. The convertible note payable have a 10% annual interest, payable in kind on May 30, 2022, the maturity date. In the event that the Company issues and sells equity securities or debt on or before the maturity date in a financing in which cumulative gross proceeds equal or exceed $5,000,000, the outstanding principal balance of the convertible note payable and all accrued and unpaid interest shall be automatically converted into such equity securities under the same terms and conditions as such financing at a price per share equal to: (a) 80% of the price per share paid by the purchasers of such equity securities or debt in such financing; or (b) If the Company were to complete an IPO with gross proceeds equal or exceed $5,000,000, the conversion price of the notes and all accrued interest from the in-kind payment shall convert at a 15% discount to the IPO offering price. The warrants will expire in five years or at the closing of the Company’s IPO, whichever occurs first.

Piggy-Back Registration Rights

Each investor in the August 2016 Offering, July 2017 Offering, June 2018 Offering, July 2019 Offering and March 2020 Offering are entitled to standard “piggy back” registration rights on all registrations of the Company effected for other investors. The Company’s underwriters may reduce the number of shares proposed to be registered in any such registration pro rata based on market conditions.

Shareholders’ Agreement

Each investor in the August 2016 Offering, July 2017 Offering, June 2018 Offering, July 2019 Offering and March 2020 Offering entered into a Shareholders’ Agreement with the Company which contains restrictions on transfer of the shares purchased in the respective offerings including a lock-up provision pursuant to which no person may sell or transfer any shares acquired in the respective offerings or any other shares held by it until that date that is 180 days from the date of an initial public offering of the Company.

Item 16. Exhibits and Financial Statement Schedules.

Exhibit No.	Description
1.1**	Underwriting Agreement

3.1**	Amended and Restated Certificate of Incorporation

3.2**	Bylaws

4.1**	Specimen Common Stock Certificate

5.1**	Opinion of Robinson & Cole LLP

10.1**	Design Study Agreement, dated December 21, 2015, by and between NYIAX, Inc. and Nasdaq Technology AB

10.2**	IT Services Agreement, dated May 17, 2016, by and between NYIAX, Inc. and Nasdaq Technology AB

10.3**	Amendment to IT Services Agreement, dated December 30, 2020, by and between NYIAX, Inc. and Nasdaq Technology AB

10.4**	Joint Intellectual Property Ownership Agreement, dated June 25, 2017, by and between NYIAX, Inc. and Nasdaq, Inc.

10.5**	Form of Master Service Agreement

10.6**	Form of Shareholders’ Agreement

10.7**	Form of Restricted Stock Purchase Agreements

10.6**	2016 Equity Incentive Plan

10.7**	2018 Equity Incentive Plan

10.8**	2021 Equity Incentive Plan

10.9**	Form of Option Agreement

10.10**	Form of Subscription Agreement for August 2019 Offering

10.11**	Form of Warrant for August 2019 Offering

10.12**	Form of Employment Agreement, dated February 19, 2016, by and between NYIAX, Inc. and Carolina Abenante

10.13**	Form of Employment Agreement, dated August 26, 2019, by and between NYIAX, Inc. and Robert E. Ainbinder, Jr.

10.14**	Form of Stock Option Award Agreement with Robert E. Ainbinder, Jr., dated October 14, 2016

10.15**	Form of Consultancy Agreement, dated December 1, 2020, by and between NYIAX, Inc. and William Feldman

10.16**	Form of Employment Agreement, dated December 1, 2020, by and between NYIAX, Inc. and William Feldman

10.17**	Form of Employment Agreement, dated April 1, 2018, by and between NYIAX, Inc. and Christopher Hogan

10.18**	Form of Addendum to Employment Agreement, dated July 15, 2018, by and between NYIAX, Inc. and Christopher Hogan

10.19**	Form of Employment Agreement, dated February 19, 2016, by and between NYIAX, Inc. and Mark Grinbaum

10.20**	Form of Employment Agreement, dated July 16, 2016, by and between NYIAX, Inc. and Sergey Tsoy

10.21**	Form of Employment Agreement, dated March 9, 2021, by and between NYIAX, Inc. and Anthony Tsigourakos

10.22**	Form of Offer Letter to William Wise, dated November 1, 2016

10.23**	Form of Stock Option Award Agreement with William Wise, dated November 1, 2016

10.24**	Form of Stock Option Award Agreement with Thomas O’Neil, dated October 14, 2016

10.25**	Form of Indemnity Agreement

10.26**	Settlement Agreement and General Release, dated January 22, 2018, by and between NYIAX, Inc. and Graham M. Mosley

14.1**	Code of Ethics

23.1**	Consent of Marcum LLP

23.2**	Consent of Robinson & Cole LLP

24.1**	Power of Attorney (included on the signature page of this Registration Statement)

*	Filed herewith.
**	To be filed by amendment.

Item 17. Undertakings.

(a) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(b) The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance on Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be a part of this registration statement as of the time it was declared effective.

(2) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of New York, State of New York on [ ], 2021.

NYIAX, INC.

By:	/s/
	Name:	Robert E. Ainbinder, Jr.
	Title:	Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that we, the undersigned officers and directors NYIAX, Inc., a Delaware corporation (the “Company”), do hereby constitute and appoint Robert E. Ainbinder, Jr. as the true and lawful attorney-in-fact and agent of the undersigned, with full power of substitution and resubstitution, for and in the name, place and stead of the undersigned, to sign in any and all capacities (including, without limitation, the capacities listed below), the registration statement, any and all amendments (including post-effective amendments) to the registration statement and any and all successor registration statements of the registrant, including any filings pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorney-in-fact and agent full power and authority to do and perform each and every act and anything necessary to be done to enable the registrant to comply with the provisions of the Securities Act and all the requirements of the Securities and Exchange Commission, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute, or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed below by the following persons in the capacities set forth opposite their names and on the dates indicated.

Person	Title	Date

/s/	Chief Executive Officer and Director	December [●], 2021
Robert E. Ainbinder, Jr.	(Principal Executive Officer)

/s/	Chief Financial Officer and Treasurer	December [●], 2021
William Feldman	(Principal Financial and Accounting Officer)

/s/	Chief Strategy Officer, General Counsel, Vice Chairperson and Director	December [●], 2021
Carolina Abenante

/s/	Chairman and Director	December [●], 2021
William (Bill) Wise

/s/	Director	December [●], 2021
Thomas F. O’Neill